SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F y A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is an English translation of the Financial Statements for the six month periods ended on December 31, 2014 and on December 31, 2013 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2014 and for the six-month periods ended December 31, 2014 and 2013

Legal Information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Fiscal year N°: 82, beginning on July 1, 2014
Legal address: Moreno 877, 23rd floor – Autonomous City of Buenos Aires, Argentina
Company activity: Real state, agricultural, commercial and financial activities
Date of registration of the By-laws in the Public Registry of Commerce: February 19, 1937
Date of registration of last amendment of the by-laws in the Public Registry of Commerce: February 25, 2013
Expiration of Company charter: June 6, 2082
Common Stock subscribed, issued and paid up: 501,562,730 common shares.

Majority shareholder’s: Inversiones Financieras del Sur S.A.
Legal address: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay
Parent company Activity: Investment
Capital stock: 193,500,910 common shares

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,562,730	501,562,730

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2014 and June 30, 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	December 31, 2014	June 30, 2014
ASSETS
Non-current assets
Investment properties	10	3,457,653	3,454,616
Property, plant and equipment	11	2,296,639	2,381,956
Trading properties	12	133,112	132,555
Intangible assets	13	176,175	175,007
Biological assets	14	379,186	444,853
Investments in associates and joint ventures	8, 9	2,173,991	2,375,339
Deferred income tax assets	26	768,661	852,642
Income tax credit		184,067	177,547
Restricted assets	17	42,843	50,897
Trade and other receivables	18	420,727	475,349
Investment in financial assets	19	451,213	275,012
Derivative financial instruments	20	4,096	233
Total non-current assets		10,488,363	10,796,006
Current Assets
Trading properties	12	1,370	4,596
Biological assets	14	422,049	195,830
Inventories	15	335,324	439,771
Restricted assets	17	8,867	-
Income tax credit		7,171	19,694
Assets held for sale	41	-	1,357,866
Trade and other receivables	18	1,478,146	1,438,408
Investment in financial assets	19	859,922	497,399
Derivative financial instruments	20	18,007	31,131
Cash and cash equivalents	21	1,019,837	1,002,987
Total current assets		4,150,693	4,987,682
TOTAL ASSETS		14,639,056	15,783,688
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		493,494	490,997
Treasury stock		8,069	10,566
Inflation adjustment of share capital		64,373	64,047
Inflation adjustment of treasury stock		1,052	1,378
Share premium		552,198	773,079
Cost of treasury stock		(32,198)	(54,876)
Share warrants		106,264	106,264
Changes in non-controlling interest		(31,131)	(15,429)
Cumulative translation adjustment		449,482	633,607
Equity-settled compensation		76,127	70,028
Legal reserve		-	81,616
Reserve for new developments		-	17,065
Special reserve		-	633,940
Reserve for the acquisition of securities issued by the company		32,198	200,000
Retained earnings		(215,373)	(1,066,428)
Equity attributable to equity holders of the parent		1,504,555	1,945,854
Non-controlling interest		2,110,372	2,488,932
TOTAL SHAREHOLDERS’ EQUITY		3,614,927	4,434,786

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2014 and June 30, 2014 (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	December 31, 2014	June 30, 2014
LIABILITIES
Non-current liabilities
Trade and other payables	22	243,695	216,760
Borrowings	25	5,410,227	5,315,335
Deferred income tax liabilities	26	343,996	470,045
Derivative financial instruments	20	271,302	320,847
Payroll and social security liabilities	23	7,437	5,041
Provisions	24	278,124	220,489
Total non-current liabilities		6,554,781	6,548,517
Current liabilities
Trade and other payables	22	1,168,022	1,004,180
Income tax liabilities		246,504	73,429
Payroll and social security liabilities	23	146,198	202,546
Borrowings	25	2,607,050	2,639,491
Derivative financial instruments	20	256,071	53,419
Provisions	24	45,503	20,708
Liabilities held for sale	41	-	806,612
Total current liabilities		4,469,348	4,800,385
TOTAL LIABILITIES		11,024,129	11,348,902
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		14,639,056	15,783,688

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income
for the six and three-month periods beginning on July 1 and October 1, 2014 and 2013 and ended December 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	2015	2014	2015	2014
Revenues	28	2,941,094	2,137,994	1,417,114	1,011,872
Costs	29	(2,515,462)	(1,765,210)	(1,263,092)	(879,342)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest		720,154	424,508	437,927	298,256
Changes in the net realizable value of agricultural produce after harvest		(15,951)	(9,217)	6,070	(1,205)
Gross profit		1,129,835	788,075	598,019	429,581
Gain from disposal of investment properties		795,851	7,151	479,084	7,151
General and administrative expenses	30	(275,052)	(236,768)	(135,701)	(125,114)
Selling expenses	30	(226,651)	(156,538)	(104,345)	(75,537)
Other operating results	32	52,177	(16,662)	42,810	(12,472)
Profit from operations		1,476,160	385,258	879,867	223,609
Share of (loss) / profit of associates and joint ventures	8, 9	(673,915)	47,769	(571,187)	9,403
Profit from operations before financing and taxation		802,245	433,027	308,680	233,012
Finance income	33	98,453	117,641	43,035	44,149
Finance cost	33	(813,394)	(1,163,985)	(315,709)	(704,476)
Other financial results	33	18,706	88,444	(82,743)	36,839
Financial results, net	33	(696,235)	(957,900)	(355,417)	(623,488)
Profit / (loss) before income tax		106,010	(524,873)	(46,737)	(390,476)
Income tax expense	26	(269,636)	170,104	(138,554)	124,722
Loss for the period		(163,626)	(354,769)	(185,291)	(265,754)

Attributable to:
Equity holders of the parent		(215,883)	(332,030)	(93,878)	(234,181)
Non-controlling interest		52,257	(22,739)	(91,413)	(31,573)

Loss per share attributable to equity holders of the parent during the period:
Basic		(0.44)	(0.67)	(0.19)	(0.47)
Diluted		(i) (0.44)	(i) (0.67)	(0.19)	(0.47)

(i)	Due to the loss for the period, there is no diluted effect on this result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the six and three-month periods beginning on July 1 and October 1, 2014 and 2013 and ended December 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Six months		Three months
	2015	2014	2015	2014
Loss for the period	(163,626)	(354,769)	(185,291)	(265,754)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(596,802)	336,946	(512,510)	192,790
Currency translation adjustment from associates and joint ventures	224,388	(7,354)	194,054	(6,499)
Other comprehensive (loss) / income for the period (i)	(372,414)	329,592	(318,456)	186,291
Total comprehensive loss for the period	(536,040)	(25,177)	(503,747)	(79,463)

Attributable to:
Equity holders of the parent	(400,008)	(162,956)	(269,628)	(136,697)
Non-controlling interest	(136,032)	137,779	(234,119)	57,234

(i)	Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
	Share Capital	Treasury Stock	Inflation adjustment of Share Capital	Inflation adjustment of Treasury Stock	Share premium	Cost of Treasury Stock	Share warrants	Subtotal	Changes in non-controlling interests	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Reserve for the acquisition of securities issued by the company	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balances as of June 30, 2014	490,997	10,566	64,047	1,378	773,079	(54,876)	106,264	1,391,455	(15,429)	633,607	70,028	81,616	17,065	633,940	200,000	(1,066,428)	1,945,854	2,488,932	4,434,786
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(215,883)	(215,883)	52,257	(163,626)
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	(184,125)	-	-	-	-	-	-	(184,125)	(188,289)	(372,414)
Total comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(184,125)	-	-	-	-	-	(215,883)	(400,008)	(136,032)	(536,040)
Appropriation of retained earnings resolved by Shareholders’ Meeting held on November 17, 2014:
- Share Distribution	5,565	(5,565)	726	(726)	-	54,876	-	54,876	-	-	-	-	-	-	(54,876)	-	-	-	-
Loss absorption:
- Share Premium	-	-	-	-	(220,881)	-	-	(220,881)	-	-	-	-	-	-	-	220,881	-	-	-
- Legal Reserve	-	-	-	-	-	-	-	-	-	-	-	(81,616)	-	-	-	81,616	-	-	-
- Special Reserve	-	-	-	-	-	-	-	-	-	-	-	-	-	(633,940)	-	633,940	-	-	-
- Reserve for the repurchase of equity interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(112,926)	112,926	-	-	-
- Reserve for new developments	-	-	-	-	-	-	-	-	-	-	-	-	(17,065)	-	-	17,065	-	-	-
Equity-settled compensation	-	-	-	-	-	-	-	-	-	-	6,099	-	-	-	-	-	6,099	898	6,997
Acquisition of Treasury stock	(3,068)	3,068	(400)	400	-	(32,198)	-	(32,198)	-	-	-	-	-	-	-	-	(32,198)	-	(32,198)
Changes in non- controlling interest	-	-	-	-	-	-	-	-	(15,702)	-	-	-	-	-	-	-	(15,702)	(5,485)	(21,187)
Cash dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(10,559)	(10,559)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	510	510	303	813
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(228,100)	(228,100)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	415	415
Balances as of December 31, 2014	493,494	8,069	64,373	1,052	552,198	(32,198)	106,264	1,193,252	(31,131)	449,482	76,127	-	-	-	32,198	(215,373)	1,504,555	2,110,372	3,614,927

(1)	Related to CNV General Resolution No. 609/12. See Note 27.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital	Inflation adjustment of Treasury Stock	Share premium	Share warrants	Subtotal	Changes in non-controlling interests	Cumulative translation adjustment	Equity- settled compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balances as of June 30, 2013	496,562	5,001	64,773	652	773,079	106,264	1,446,331	(21,996)	2,284	8,345	46,835	337,065	695,628	(26,522)	2,487,970	2,231,096	4,719,066
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	-	-	(332,030)	(332,030)	(22,739)	(354,769)
Other comprehensive income for the period	-	-	-	-	-	-	-	-	169,074	-	-	-	-	-	169,074	160,518	329,592
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	-	169,074	-	-	-	-	(332,030)	(162,956)	137,779	(25,177)
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 31, 2013:
- Legal reserve	-	-	-	-	-	-	-	-	-	-	34,781	-	(34,781)	-	-	-	-
- Other reserves	-	-	-	-	-	-	-	-	-	-	-	-	(26,907)	26,907	-	-	-
- Cash dividends	-	-	-	-	-	-	-	-	-	-	-	(120,000)	-	-	(120,000)	(105,187)	(225,187)
Equity-settled compensation	-	-	-	-	-	-	-	-	-	11,360	-	-	-	-	11,360	5,274	16,634
Changes in non-controlling interest	-	-	-	-	-	-	-	12,290	-	-	-	-	-	-	12,290	(46,588)	(34,298)
Cancellation of BrasilAgro warrants	-	-	-	-	-	-	-	-	-	(288)	-	-	-	-	(288)	-	(288)
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,927)	(1,927)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	369	369
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	494	494	291	785
Balances as of December 31, 2013	496,562	5,001	64,773	652	773,079	106,264	1,446,331	(9,706)	171,358	19,417	81,616	217,065	633,940	(331,151)	2,228,870	2,221,107	4,449,977

(1) Related to CNV General Resolution No. 609/12. See Note 27.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	December 31, 2014	December 31, 2013
Operating activities:
Cash generated from operations	21	659,759	589,975
Income tax paid		(165,776)	(167,683)
Net cash generated from operating activities		493,983	422,292
Investing activities:
Acquisition of associates and joint ventures		(279,307)	(13,057)
Capital contributions to associates and joint ventures		(81,960)	(39,750)
Suppliers advances		-	(36,576)
Acquisition of investment properties		(137,215)	(139,849)
Proceeds from sale of associates and joint ventures		19,139	-
Proceeds from sale of investment properties		2,046,219	127,931
Acquisition of property, plant and equipment		(138,914)	(60,237)
Proceeds from sale of property, plant and equipment		1,153	5,166
Payments of purchase of farms		-	(5,730)
Proceeds from sale of farmlands		39,289	26,222
Acquisition of intangible assets		(5,244)	(1,530)
Acquisition of Investment in financial assets		(2,594,992)	(2,901,276)
Proceeds from disposals of Investment in financial assets		2,279,505	1,913,431
Loans granted to associates and joint ventures		(9,770)	-
Loans repayments received from associates and joint ventures		1,717	949
Proceeds from sale of joint ventures		-	7,736
Interest received from financial assets		1,459	-
Dividends received		11,931	19,988
Net cash generated from / (used in) investing activities		1,153,010	(1,096,582)
Financing activities:
Repurchase of non-convertible notes		(85,510)	-
Purchase of treasury stock		(32,198)	(34,571)
Proceeds from issuance of non-convertible notes		454,707	833,561
Payment of non-convertible notes		(591,944)	(486,054)
Borrowings		698,402	325,581
Payment of trust debt titles		(9,733)	-
Payment of seller financing of shares		(105,861)	(1,640)
Repayments of borrowings		(911,519)	(241,840)
Payments of borrowings from associates and joint ventures		-	(186)
Proceeds from borrowings from associates and joint ventures		-	12,550
Borrowings from associates and joint ventures		21,938	-
Cancellation of Brasilagro warrants		-	(288)
Payment of seller financing		(1,568)	(866)
Contributions from non-controlling interest		415	-
Acquisition of non-controlling interest in subsidiaries		(55,354)	-
Dividend paid		(19,775)	(86,450)
Acquisition of derivative financial instruments		(2,191)	(1,164)
Payments of derivative financial instruments		(54,854)	-
Proceeds from derivative financial instruments		131	3,060
Capital reduction		-	(2,027)
Sale of equity in subsidiaries to non-controlling interest		55,312	-
Capital distribution to non-controlling interest in subsidiaries		(228,099)	-
Capital contributions of non-controlling interest		-	369
Interest paid		(398,138)	(246,473)
Net cash (used in) / generated from financing activities		(1,265,839)	73,562
Net increase / (decrease) in cash and cash equivalents		381,154	(600,728)
Cash and cash equivalents at beginning of period	21	1,002,987	1,047,586
Foreign exchange (loss) gain on cash and cash equivalents		(364,304)	65,208
Cash and cash equivalents at end of period		1,019,837	512,066

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information

1.1	The Group’s business and general information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group. See Note 2.3 to the Consolidated Financial Statements as of June 30, 2014 and 2013 for a description of the Group’s companies.

As of December 31, 2014, the Group operates in two major lines of business: (i) Agricultural business, (ii) Urban Properties and Investments business. See Note 6 to the Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2014 and 2013 for a description of the Group’s segments.

The Group’s Agricultural business operations are comprised of crop production, cattle feeding, raising and fattening, milk production, sugarcane production and brokerage activities. The Group currently has agricultural operations and investments in Argentina, Brazil, Uruguay, Paraguay and Bolivia.

The Urban Properties and Investments business operations are conducted primarily through IRSA and IRSA’s principal subsidiary, IRSA Propiedades Comerciales S.A. (formerly Alto Palermo S.A. (“APSA”) which changed its legal name to “IRSA Propiedades Comerciales”). Through IRSA Propiedades Comerciales and IRSA, the Group owns, manages and develops shopping centers across Argentina, a portfolio of office and other rental properties in the Autonomous City of Buenos Aires, capital of Argentina, and since 2009 it entered into the US real estate market, mainly through the acquisition of non-controlling interests in office buildings and hotels. Through IRSA or IRSA Propiedades Comerciales, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these condensed interim consolidated financial statements to denote investment, development and/or trading properties activities.

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information (Continued)

During fiscal year 2014, the Group made an investment in the Israeli market, through Dolphin, in IDB Development Corporation (IDBD) -an Israeli company-, with an initial interest of 26.65%. As of December 31, 2014, the equity interest in IDBD amounts to a non-diluted 31.26% and a fully-diluted 32.38%. IDBD is one of the Israeli biggest and most diversified investment groups, which is involved, through its subsidiaries, in several markets and industry, including real estate, retail, agribusiness, insurance, telecommunications, etc.; controlling companies as: Clal Insurance (Insurance Company), Cellcom (Mobile phone services), Adama (Agrochemicals), Super-Sol (supermarket), PBC (Real Estate), among others. IDBD went public in Tel Aviv Exchange in May, 2014.

The activities of the Group’s segment “Financial operations and others” is carried out mainly through Banco Hipotecario S.A. (“BHSA”), where it has a 29.90% interest (without considering treasury shares). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small, medium-sized and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange. Additionally, the Group has a 43.08% interest in Tarshop S.A (“Tarshop”) whose main business comprises credit cards activities and the provision of loans.

Cresud’s and IRSA Propiedades Comerciales’s shares are listed and traded on both the Buenos Aires Stock Exchange (“BCBA”) and the National Association of Securities Dealers Automated Quotation (“NASDAQ”). IRSA´s shares are listed and traded on both the BCBA and the New York Stock Exchange (“NYSE”).

Cresud is the ultimate parent company and is a corporation incorporated and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These consolidated financial statements have been approved for issue by the Board of Directors on February 9, 2015.

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements

2.1	Basis of preparation

The present Unaudited Condensed Interim Consolidated Financial Statements for the six-month periods ended December 31, 2014 and 2013 (the “Unaudited Condensed Interim Consolidated Financial Statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual consolidated financial statements of the Company as of June 30, 2014. These Unaudited Condensed Interim Consolidated Financial Statements are expressed in thousands of Argentine Pesos.

The Condensed Interim Consolidated Financial Statements corresponding to the six-month periods ended December 31, 2014 and 2013 have not been audited. The Company´s management believes they include all necessary adjustments to fairly present the results of each period. Results for the six-month periods ended December 31, 2014 and 2013 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

2.2	Accounting Policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRS as of June 30, 2014. Most significant accounting policies are described in note 2 included in the Consolidated Financial Statements as of June 30, 2014 and 2013.

2.3	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these condensed interim consolidated financial statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements as of June 30, 2014, save for changes in accrued income tax, provision for legal claims and allowance for doubtful accounts.

Total or partial disposal of foreign operation

The disposal of a Group’s interest in any foreign operation amounts to any reduction of such ownership interest in the operation. The Group may fully or partially dispose its interest in foreign operation through sale, liquidation or return of contributed capital.

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

In the case of total or partial disposals of foreign operations and once such disposal becomes effective, the Group proportionally reclassifies the disposal made, the accumulated exchange differences related to the foreign operations recognized under Other comprehensive income and accumulated under a separate item in shareholders’ equity.

Acquisition of assets carried out between entities under common control

The Group has elected to recognize acquisition of assets or group of assets carried out between entities under common control who also qualify as “Business Combination” according to IFRS 3, using acquisition method.

2.4	Comparative information

Amounts as of December 31, 2013 and June 30, 2014, which are disclosed for comparative purposes have been taken from the Consolidated Financial Statements as of such dates. The financial statements originally issued have been subject to certain reclassifications required in order to present these figures comparatively with this period.

3.	Seasonal effects on operations

The operations of the Group’s agricultural business are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between February and June every year. Wheat is generally harvested between November and January. In Bolivia, weather conditions make it possible to have two soybeans, corn and barley seasons and, therefore, these crops are harvested in April and October, whereas wheat and sunflower are harvested in August and September, respectively. Other segments of the agricultural business, such as beef cattle and milk production tend to be more stable. However, beef cattle and milk production is generally larger during the second quarter, when conditions are more favorable. In case of sugar cane, harvest and sale take place between May and November of each year. As a result, there may be material fluctuations in the agricultural business results across quarters.

The operations of the Group’s shopping centers are also subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and year-end celebrations (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals

For the six-month period ended as of December 31, 2014

Sale of Cresca farmland

On April 3, 2014, Cresca S.A. signed a bill of sale whereby it sells an area of 24,624 hectares located in Chaco Paraguayo. The total price is US$ 14.7 million, which amount shall be collectable as follows US$ 1.8 million were collected upon execution of the bill of sale, US$ 4.3 million upon execution of the conveyance deed; US$ 3.7 million interest-free in July, 2015; US$ 4.9 million interest-free in July, 2016. Possession was delivered upon execution of the conveyance deed of title and constitution of a mortgage to secure payment of the balance, on July 14, 2014.

Lease purchase agreement of a farmland

On October 30, 2014, Brasilagro entered into 4 lease-purchase agreements with Agri Brasil Holding S.A. and Nassau Foods Holdings BV. Under the terms of the agreement, the counterpart may choose to buy all of the Campo Jatobá farmland with a total area of 31,606 hectares.

Acquisition of additional interest in BHSA

During December 2014, the Group acquired 1,976,579 additional shares of BHSA in a total amount of Ps. 7.1 million, thus increasing its interest in such company from 29.77% to 29.90%, without consideration of Treasury shares.

Investment in IDBD

On July 1st, 2014 Dolphin Netherlands B.V. exercised all the rights granted and acquired on June 30, 2014, to purchase additional shares of IDBD. As a result of exercising the granted rights, DN B.V. received 17.32 million shares and 11.99 million warrants of Series 1, 2 and 3. ETH received the same amount of rights and, as a result, acquired the same amount of shares and warrants as DN B.V. Additionally, upon exercising the rights purchased; DN B.V. acquired 5.79 million shares and 4.01 million warrants of Series 1, 2, and 3. ETH also acquired the same amount of shares and warrants as DN B.V.

Between July 9 and July 14, 2014, DN B.V. acquired 0.42 million shares and 0.34 million warrants (series 2) through open market operations in the amount of NIS 1.77 million (equal to approximately US$ 0.52 million at such date). Fifty percent of such shares and warrants Series 2 were sold to ETH in accordance with the terms and conditions of the agreement entered into between the parties.

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
4.	Acquisitions and disposals (Continued)

On November 2, 2014, DN B.V. exercised 15,998,787 warrants Series 1. ETH also exercised the same amount of warrants Series 1.

As a result of the transactions mentioned above, as of December 31, 2014, DN B.V. held an aggregate amount of 92,618,950 shares, 16,170,392 warrants Series 2 and 15,988,787 warrants Series 3 of IDBD, which make up a non-diluted equity interest of 31.26% in IDBD and a fully-diluted interest of 32.38%. As of December 31, 2014 IDBD’s Board of Directors consists of nine members, three of whom were designated by DN B.V., Eduardo Elsztain, Alejandro Elsztain and Saúl Zang.

On December 29, 2014, DN B.V. sent an irrevocable proposal to IDBD for purposes of starting a rights offering of approximately NIS 800 million (or US$ 205 million as of December 31, 2014 –hereinafter the “Maximum Immediate Payment”) and issue 3 series of warrants (the “New Warrants”) exercisable at a rate of 110%, 120% and 130%, respectively, the price of the rights offered and maturing in 1, 2 and 3 years, respectively (hereinafter, the rights offering and the New Warrants are defined as “the Rights Offering”).

Subject to the resolution of the IDBD with respect to the Rights Offering, DN B.V.), the Company agreed to a capital injection to IDBD in an amount ranging between NIS 256 million and NIS 400 million, as follows: (i) NIS 256 million by exercising rights of DN B.V. resulting from the Rights Offering; (ii) an additional investment (the “Additional Investment”) in a sum equal to (a) the Maximum Immediate Payment less (b) the amount received by IDBD as a result of the Rights Offering, excluding the exercise of the New Warrants, but in no case will it exceed the amount of NIS 144 million. The Additional Investment would be made by DN B.V. by exercising the additional rights to be acquired by DN B.V., or –should such rights not be acquired – by participating in another rights offering to be executed by IDBD.

Furthermore, DFL agreed to (i) exercise the first series of New Warrants for a total amount of NIS 150 million (equal to US$ 39 million as of December 31, 2014) provided it is so requested by the Board of IDBD within 6 to 12 months of the Rights Offering date, and (ii) exercise all the New Warrants received as part of the Rights Offering, if two conditions are simultaneously met, to wit: (a) that IDBD and its lenders reach an agreement to amend some covenants, and (b) that the Commissioner of Capital Markets, Insurance and Savings of Israel approves control over Clal Insurance Company Ltd. (“Clal”).

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

Sale of investment properties

On July 7, 2014, IRSA signed the transfer deed for the sale of the 19th and 20th floors of the Building Maipú 1300. The total price of the transaction was Ps. 24.7. Such transaction generated a profit before tax of approximately Ps. 21.0 million.

On September 29, 2014, the Group finalized the sale of the Madison 183 Building through the subsidiary Rigby 183 LLC (“Rigby 183”), in the city of New York, United States, in the sum of US$ 185 million, thus discharging the mortgage levied on the asset in the amount of US$ 75 million. Such transaction generated a gain before tax of approximately Ps. 296.5 million.

On October 8, 2014, the Group through IRSA signed the transfer deed for the sale of the 22th and 23th floors of the Building Bouchard 551. The total price of the transaction was Ps. 168.7 million. Such transaction generated a gain before tax of approximately Ps. 151.4 million.

On October 22, 2014, the Group through IRSA signed the transfer deed for the sale of the 10th floor and two parking units of the Building Maipú 1300 and one parking unit of the building Libertador 498. The total price of the transaction was Ps. 12.0 million. Such transaction generated a gain before tax of approximately Ps. 10.4 million.

On October 28, 2014, the Group through IRSA signed the transfer deed for the sale of 9th, 10th and 11th floors of the building Bouchard 551. The total price of the transaction was Ps. 279.4 million. Such transaction generated a gain before tax of approximately Ps. 238.9 million.

On November 7, 2014, the Group through IRSA signed the transfer deed for the sale of the 21th floor of the Building Bouchard 551. The total price of the transaction was Ps. 75.6 million. Such transaction generated a gain before tax of approximately Ps. 66.7 million.

On December 10, 2014, the Group through IRSA signed the transfer deed for the sale of the 9th floor of the Building Maipú 1300. The total price of the transaction was Ps. 12.5 million. Such transaction generated a gain before tax of approximately Ps. 11.0 million.

All sales mentioned above led to a combined profit for the Group of Ps.795.9 million approximately, disclosed within the line “Gain from disposal of investment properties” in the statement of income.

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

Decreased shareholding in Avenida Inc.

On July 18, 2014, the Group, through Torodur S.A., exercised the warrant that remained associated to this investment and consequently had increased its interest in Avenida Inc. to 6,172,840 shares or 35.46%. Nevertheless, simultaneously, a new investor acquired 35.12% of interest in the Company, diluting the Group’s holding to 23.01%.

On September 2, 2014, Torodur S.A. sold 1,430,000 shares representing 5% of the Avenida Inc.’s capital stock in the amount of Ps. 19.1 million (US$ 2.3 million), thus reducing the ownership percentage to 17.68% of its share capital. Such transaction generated a gain of Ps. 8.8 million which are shown in the line "Other operating results, net" in the statement of income.

As a result of the sale of the interest, the Group has forborne to recognize the equity interest in Avenida Inc. as investment in associates and has considered as a financial asset at fair value in the financial statements at December 31, 2014.

Disposal of financial assets

During August 2014, IRSA has sold through its subsidiary REIG IV the balance of 1 million shares in Hersha Hospitality Trust, at an average price of US$ 6.74 per share. Such property is disclosed in undeveloped parcels of land.

Transactions with non-controlling interests

IRSA

During the first quarter of the fiscal year 2015, the Group sold a 0.59% interest in IRSA for a total amount of Ps. 55.31 million. This resulted in an increase in non-controlling interests of Ps. 11.88 million and a decrease in equity attributable to owners of the parent of Ps. 25.8 million, net of tax effect. The effect of changes in the ownership interest of IRSA on the equity attributable to owners of the Group is summarized as follows:

Ps. (million)
Carrying amount of the non-controlling interests sold by the Group	(11.9)
Consideration collected	55.3
Tax effect	(17.6)
Reserve recorded in within parent’s equity	25.8

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

During the second quarter of fiscal year 2015, the Group acquired a 0.65% interest in IRSA for a total consideration of Ps. 50.6 million. This resulted in a decrease in non-controlling interests of Ps. 1.2 million and an increase in equity attributable to owners of the parent of Ps. 49.4 million, net of tax effect. The effect of changes in the ownership interest of IRSA on the equity attributable to owners of the Group is summarized as follows:

Ps. (million)
Carrying amount of group’s interest acquired of	1.2
Consideration paid for non-controlling interests	(50.6)
Reserve recorded in within parent’s equity	(49.4)

As a result of the transactions mentioned above, as of December 31, 2014, the equity interest in IRSA amounts to 66.07%.

IRSA Propiedades Comerciales

During the six-month period ended December 31, 2014, the Group, through IRSA, acquired an additional 0.08% interest in IRSA Propiedades Comerciales for a total amount of Ps. 4.7 million. This resulted in a decrease in non-controlling interests of Ps. 0.8 million and a decrease in equity attributable to the owners of the parent of Ps. 4.0 million. As of December 31, 2014, IRSA's equity interest in IRSA Propiedades Comerciales amounts to 95.79%. The effect of changes in the ownership interest of IRSA Propiedades Comerciales on the equity attributable to owners of the Group is summarized as follows:

Ps. (million)
Carrying amount of group’s interest acquired of	0.8
Consideration paid for non-controlling interests	(4.8)
Reserve recorded in within parent’s equity	(i) (4.0)

(i)	The reserve includes Ps. 1.4 million for non-controlling interest

Dolphin

On October 30, 2014, the Group – through its subsidiaries — subscribed an additional sum of US$ 21 million in Dolphin Fund Ltd. (“Dolphin”). Such amount was allocated to increase Dolphin’s investment in IDB Development Corporation Ltd.

The Group’s interest in Dolphin decreased from 86.16 % to 91.64%. Consequently, the Company recognized a decrease in non-controlling interest for an amount of Ps. 21.2 million and an increase in equity attributable to holders of the parent.

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

Capital reduction of Rigby 183 LLC

On October 17, 2014, Rigby 183 LLC reduced its capital stock by distributing among existing shareholders, proportionally to their shareholdings, the gain made on the sale of the Madison building. The total amount distributed is US$ 103.8 million, of which the Group received US$ 77.4 million (US$ 26.5 million through IRSA International and US$ 50.9 million through IMadison LLC) and US$ 26.4 were distributed to other shareholders. As a result of such reduction, the Group has decided to reverse the corresponding accumulated conversion difference on a pro rata basis, which amounted to Ps. 188.3 million. This reversal has been recognized in the line “"Other operating results, net" in the statement of income.

Conil Barter

On November 5, 2014, the Group executed a conveyance deed evidencing a barter to convey title on four plots of land located in Avellaneda district. The agreement provides for the development by the Trust of two building construction undertakings. In consideration for such work, the compensation agreed included the amount of US$ 0.01 million and delivery, within 24 months as from such agreement execution, of two functional units for commercial purposes and one functional unit for office purposes (the non-monetary compensation was valued at US$ 0.7 million).

5.	Financial risk management

5.1.           Financial risk

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Consolidated Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the annual consolidated financial statements as of June 30, 2014. There have been no changes in the risk management or risk management policies applied by the Group since the fiscal year-end.

5.2.           Fair value estimates

Since June 30, 2014, to the balance sheet date, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost). Neither have been transfers between the several tiers used in estimating the fair value of the Company’s financial instruments.

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information

Below is a summarized analysis of the lines of business of the Group for the six-month period ended December 31, 2014:

	Agricultural business (I)	Urban properties and investments business (II)	Total
Revenues	1,285,704	1,739,589	3,025,293
Costs	(1,829,127)	(766,219)	(2,595,346)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	725,807	-	725,807
Changes in the net realizable value of agricultural produce after harvest	(15,951)	-	(15,951)
Gross profit	166,433	973,370	1,139,803
Gain from disposal of investment properties	-	795,851	795,851
Gain from disposal of farmlands	15,701	-	15,701
General and administrative expenses	(114,727)	(164,362)	(279,089)
Selling expenses	(144,535)	(85,443)	(229,978)
Other operating results, net	(15,819)	67,984	52,165
(Loss) / Profit from operations	(92,947)	1,587,400	1,494,453
Share of loss of associates and joint ventures	(3,149)	(688,190)	(691,339)
Segment (Loss) / Profit	(96,096)	899,210	803,114

Investment properties	232,867	3,560,342	3,793,209
Property, plant and equipment	2,061,551	237,252	2,298,803
Trading properties	-	140,229	140,229
Goodwill	9,075	25,555	34,630
Rights to receive future units under barter agreements	-	90,486	90,486
Biological assets	812,951	-	812,951
Inventories	323,166	20,379	343,545
Investments in associates and joint ventures	29,348	1,840,074	1,869,422
Total segment assets	3,468,958	5,914,317	9,383,275

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the six-month period ended December 31, 2013:

	Agricultural business (I)	Urban properties and investments (II)	Total
Revenues	788,709	1,404,435	2,193,144
Costs	(1,147,145)	(667,726)	(1,814,871)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	427,036	-	427,036
Changes in the net realizable value of agricultural produce after harvest	(9,217)	-	(9,217)
Gross Profit	59,383	736,709	796,092
Gain from disposal of investment properties	-	7,151	7,151
General and administrative expenses	(108,225)	(130,691)	(238,916)
Selling expenses	(91,194)	(68,052)	(159,246)
Other operating results, net	267	(18,415)	(18,148)
(Loss) / Profit from operations	(139,769)	526,702	386,933
Share of profit of associates and joint ventures	2,022	43,703	45,725
Segment (Loss) / Profit	(137,747)	570,405	432,658

Investment properties	39,193	4,496,603	4,535,796
Property, plant and equipment	1,925,290	222,941	2,148,231
Trading properties	-	136,214	136,214
Goodwill	7,363	86,591	93,954
Rights to receive future units under barter agreements	-	85,077	85,077
Biological assets	610,789	-	610,789
Inventories	265,759	16,001	281,760
Investments in associates and joint ventures	29,913	1,251,769	1,281,682
Total segment assets	2,878,307	6,295,196	9,173,503

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

(I)	Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business of the Group:

	December 31, 2014
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agricultural Rental and services	Agricultural Subtotal	Land Transformation and Sales	Agro-industrial	Other segments	Total Agricultural business (i)
Revenues	501,766	98,892	35,498	151,197	17,177	804,530	-	412,891	68,283	1,285,704
Costs	(927,806)	(143,738)	(64,768)	(245,556)	(10,424)	(1,392,292)	(4,179)	(365,924)	(66,732)	(1,829,127)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	508,342	72,815	38,643	106,007	-	725,807	-	-	-	725,807
Changes in the net realizable value of agricultural produce after harvest	(15,952)	1	-	-	-	(15,951)	-	-	-	(15,951)
Gross Profit / (Loss)	66,350	27,970	9,373	11,648	6,753	122,094	(4,179)	46,967	1,551	166,433
Gain from disposal of farmlands	-	-	-	-	-	-	15,701	-	-	15,701
General and administrative expenses	(59,163)	(11,462)	(2,027)	(25,458)	(900)	(99,010)	(460)	(11,290)	(3,967)	(114,727)
Selling expenses	(77,357)	(12,252)	(1,443)	(4,819)	(327)	(96,198)	(1,357)	(40,015)	(6,965)	(144,535)
Other operating results, net	(15,160)	(1,809)	(330)	62	(146)	(17,383)	(75)	(21)	1,660	(15,819)
(Loss) / Profit from Operations	(85,330)	2,447	5,573	(18,567)	5,380	(90,497)	9,630	(4,359)	(7,721)	(92,947)
Share of loss of associates and joint ventures	(2,994)	(2)	-	-	-	(2,996)	-	-	(153)	(3,149)
Segment (Loss) / Profit	(88,324)	2,445	5,573	(18,567)	5,380	(93,493)	9,630	(4,359)	(7,874)	(96,096)

Investment properties	12,885	822	-	-	40,838	54,545	178,322	-	-	232,867
Property, plant and equipment	1,410,599	141,566	20,070	367,301	790	1,940,326	50,970	17,240	53,015	2,061,551
Goodwill	5,821	-	-	2,611	-	8,432	-	-	643	9,075
Biological assets	373,418	310,885	41,005	87,643	-	812,951	-	-	-	812,951
Inventories	131,225	55,752	610	2,098	-	189,685	-	12,892	120,589	323,166
Investments in associates and joint ventures	26,690	18	-	-	-	26,708	-	-	2,640	29,348
Total segment assets	1,960,638	509,043	61,685	459,653	41,628	3,032,647	229,292	30,132	176,887	3,468,958

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

	December 31, 2013
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agricultural Rental and services	Agricultural Subtotal	Land Transformation and Sales	Agro-industrial	Other segments	Total Agricultural business (i)
Revenues	318,356	64,380	24,482	76,175	7,151	490,544	-	239,002	59,163	788,709
Costs	(583,388)	(102,251)	(47,082)	(142,059)	(5,969)	(880,749)	(2,917)	(211,942)	(51,537)	(1,147,145)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	310,126	27,743	25,060	64,107	-	427,036	-	-	-	427,036
Changes in the net realizable value of agricultural produce after harvest	(9,213)	(4)	-	-	-	(9,217)	-	-	-	(9,217)
Gross Profit / (Loss)	35,881	(10,132)	2,460	(1,777)	1,182	27,614	(2,917)	27,060	7,626	59,383
General and administrative expenses	(56,530)	(14,104)	(2,975)	(22,398)	(1,414)	(97,421)	(585)	(7,680)	(2,539)	(108,225)
Selling expenses	(47,967)	(9,449)	(898)	(3,845)	(392)	(62,551)	(180)	(23,459)	(5,004)	(91,194)
Other operating results, net	6,896	(378)	(73)	6	(66)	6,385	(14)	(314)	(5,790)	267
Loss from Operations	(61,720)	(34,063)	(1,486)	(28,014)	(690)	(125,973)	(3,696)	(4,393)	(5,707)	(139,769)
Share of profit / (loss) of associates and joint ventures	2,013	-	-	-	-	2,013	-	-	9	2,022
Segment Loss	(59,707)	(34,063)	(1,486)	(28,014)	(690)	(123,960)	(3,696)	(4,393)	(5,698)	(137,747)

Investment properties	-	-	-	-	39,193	39,193	-	-	-	39,193
Property, plant and equipment	1,297,290	144,934	21,189	348,019	9,695	1,821,127	57,201	19,722	27,240	1,925,290
Goodwill	5,084	-	-	2,279	-	7,363	-	-	-	7,363
Biological assets	276,753	199,742	29,010	101,637	-	607,142	-	66	3,581	610,789
Inventories	126,372	43,407	420	1,642	-	171,841	-	6,860	87,058	265,759
Investments in associates and joint ventures	27,539	-	-	-	-	27,539	-	-	2,374	29,913
Total segment assets	1,733,038	388,083	50,619	453,577	48,888	2,674,205	57,201	26,648	120,253	2,878,307

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

(II)	Urban properties and investments

The following tables present the reportable segments of the Urban Properties and Investments line of business of the Group:

	December 31, 2014
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment business (II)
Revenues	1,290,249	201,992	6,116	213,036	28,131	65	1,739,589
Costs	(548,292)	(60,873)	(8,369)	(138,914)	(9,379)	(392)	(766,219)
Gross Profit / (Loss)	741,957	141,119	(2,253)	74,122	18,752	(327)	973,370
Gain from disposal of investment properties	-	-	499,342	-	296,509	-	795,851
General and administrative expenses	(56,259)	(23,744)	(20,693)	(37,008)	(26,658)	-	(164,362)
Selling expenses	(45,989)	(7,460)	(3,770)	(28,066)	-	(158)	(85,443)
Other operating results, net	(13,708)	(112,587)	(942)	(366)	187,180	8,407	67,984
Profit / (Loss) from Operations	626,001	(2,672)	471,684	8,682	475,783	7,922	1,587,400
Share of profit / (loss) of associates and joint ventures	-	3,319	1,558	1,254	(779,119)	84,798	(688,190)
Segment Profit / (Loss)	626,001	647	473,242	9,936	(303,336)	92,720	899,210

Investment properties	2,308,566	759,165	485,454	-	-	7,157	3,560,342
Property, plant and equipment	30,087	31,845	1,240	172,648	1,432	-	237,252
Trading properties	1,484	-	138,745	-	-	-	140,229
Goodwill	8,744	12,270	4,541	-	-	-	25,555
Rights to receive future units under barter agreements	9,264	5,409	75,813	-	-	-	90,486
Inventories	13,136	-	576	6,667	-	-	20,379
Share of profit of associates and joint ventures	-	26,628	47,197	23,383	405,695	1,337,171	1,840,074
Total segment assets	2,371,281	835,317	753,566	202,698	407,127	1,344,328	5,914,317

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

	December 31, 2013
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operations and others	Total Urban and Investment Properties (II)
Revenues	1,012,651	150,440	40,979	160,575	39,456	334	1,404,435
Costs	(459,402)	(54,124)	(21,438)	(105,831)	(26,455)	(476)	(667,726)
Gross Profit / (Loss)	553,249	96,316	19,541	54,744	13,001	(142)	736,709
Gain from disposal of investment properties	-	-	7,151	-	-	-	7,151
General and administrative expenses	(51,026)	(21,736)	(19,007)	(28,952)	(9,915)	(55)	(130,691)
Selling expenses	(32,232)	(9,892)	(6,271)	(19,974)	-	317	(68,052)
Other operating results, net	(13,786)	(1,053)	(1,779)	177	187	(2,161)	(18,415)
Profit / (Loss) from Operations	456,205	63,635	(365)	5,995	3,273	(2,041)	526,702
Share of profit / (loss) of associates and joint ventures	-	2,842	1,693	310	(49,008)	87,866	43,703
Segment Profit / (Loss)	456,205	66,477	1,328	6,305	(45,735)	85,825	570,405

Investment properties	2,250,338	912,802	438,566	-	887,130	7,767	4,496,603
Property, plant and equipment	17,936	26,476	3,867	174,443	219	-	222,941
Trading properties	1,484	93	134,637	-	-	-	136,214
Goodwill	8,582	11,661	4,540	-	61,808	-	86,591
Rights to receive future units under barter agreements	9,264	-	75,813	-	-	-	85,077
Inventories	8,558	-	525	6,918	-	-	16,001
Share of profit of associates and joint ventures	-	26,959	33,613	21,649	1,208	1,168,340	1,251,769
Total segment assets	2,296,162	977,991	691,561	203,010	950,365	1,176,107	6,295,196

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

The operating results of Cyrsa S.A., Nuevo Puerto Santa Fe S.A. ("NPSF"), Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest S.A. joint venture operations are presented on a proportionate format. The proportionate format presents the net income from the equity-accounted joint venture on a line-by-line basis rather than as a single line item as IFRS requires to be shown in the consolidated income statements. Management considers that given that the assets underlying both the consolidated and equity-accounted operations are similar and the drivers of their results are similar, that the proportionate consolidation format is a more useful way to understand the performance of the business. This is because the proportionate format aggregates both revenue and expense items rather than netting them for equity accounted ventures and only reflecting their performance as a single line item of profit or loss. As a result, the proportionate format is what the Group’s Executive Committee considers in assessing and understanding the performance and results of operations of these businesses as a whole. Moreover, operating results of Entertainment Holding S.A. ("EHSA") joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, given its low materiality and considering it is a company without direct trade operations, where the main asset consists of an indirect interest of 25% of La Rural S.A..

The following tables present a reconciliation between the total results of segment operations and the results of operations as per the income statements. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions as explained in the preceding paragraph.

	December 31, 2014
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Total Income statements
Revenues	3,025,293	(21,975)	(62,224)	2,941,094
Costs	(2,595,346)	23,150	56,734	(2,515,462)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	725,807	(5,653)	-	720,154
Changes in the net realizable value of agricultural produce after harvest	(15,951)	-	-	(15,951)
Gross Profit / (Loss)	1,139,803	(4,478)	(5,490)	1,129,835
Gain from disposal of investment properties	795,851	-	-	795,851
Gain from disposal of farmlands	15,701	(20,295)	4,594	-
General and administrative expenses	(279,089)	2,675	1,362	(275,052)
Selling expenses	(229,978)	3,107	220	(226,651)
Other operating results, net	52,165	698	(686)	52,177
Profit / (Loss) from operations before share of profit / (loss) of associates and joint ventures	1,494,453	(18,293)	-	1,476,160
Share of (loss) / profit of associates and joint ventures	(691,339)	17,424	-	(673,915)
Profit / (Loss) from Operations before Financing and Taxation	803,114	(869)	-	802,245

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

	December 31, 2013
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Total Income statements
Revenues	2,193,144	(30,515)	(24,635)	2,137,994
Costs	(1,814,871)	25,467	24,194	(1,765,210)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	427,036	(2,528)	-	424,508
Changes in the net realizable value of agricultural produce after harvest	(9,217)	-	-	(9,217)
Gross Profit / (Loss)	796,092	(7,576)	(441)	788,075
Gain from disposal of investment properties	7,151	-	-	7,151
General and administrative expenses	(238,916)	1,298	850	(236,768)
Selling expenses	(159,246)	2,641	67	(156,538)
Other operating results, net	(18,148)	1,962	(476)	(16,662)
Profit / (Loss) from operations before share of profit / (loss) of associates and joint ventures	386,933	(1,675)	-	385,258
Share of profit of associates and joint ventures	45,725	2,044	-	47,769
Profit from operations before Financing and Taxation	432,658	369	-	433,027

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. According to the analysis above, segment assets include the proportionate share of the assets of joint ventures.

Total reportable segments’ assets are reconciled to total assets as per the statement of financial position as follows:

	December 31, 2014	December 31, 2013
Total reportable assets as per Segment Information	9,383,275	9,173,503
Deconsolidation of investment properties	(335,556))	(169,150))
Deconsolidation of property, plant and equipment	(2,164))	(116,406))
Deconsolidation of trading properties	(5,747))	(68,175)
Deconsolidation of goodwill	(6,335))	(5,235))
Deconsolidation of biological assets	(11,716))	(3,669))
Deconsolidation of inventories	(8,221))	(5,062))
Deconsolidation of investments in associates and joint ventures	304,569	348,295
Total assets as per the Statement of Financial Position	9,318,105	9,290,451

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Information about principal subsidiaries

The Group conducts its business through several operating and holding subsidiaries. See breakdown of Group, their percentage of ownership interest, materiality criteria and other relevant information on the Group’s subsidiaries in Note 2.3. a) of the Consolidated Financial Statements as of June 30, 2014 and 2013.

Set out below is the summarized financial information for each subsidiary that has non-controlling interests that are material to the Group:

Summarized statements of financial position

	IRSA		Brasilagro
	December 31, 2014	June 30, 2014	December 31, 2014	June 30, 2014
Assets
Non-current assets	6,867,242	6,851,085	1,855,504	2,049,257
Current assets	2,437,828	2,959,021	604,740	879,255
Total assets	9,305,070	9,810,106	2,460,244	2,928,512
Liabilities
Non-current liabilities	4,491,265	4,513,239	194,790	239,790
Current liabilities	2,585,627	2,419,424	467,256	655,174
Total liabilities	7,076,892	6,932,663	662,046	894,964
Net assets	2,228,178	2,877,443	1,798,198	2,033,548

Summarized income statements and statements of comprehensive income

	IRSA		Brasilagro
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Revenues	1,720,208	1,373,960	256,213	103,288
Profit / (Loss) before income tax	425,982	(33,386)	21,287	(21,735)
Income tax expense	(379,097)	7,312	(4,689)	7,057
Profit / (Loss) for the period	46,885	(26,074)	16,598	(14,678)
Other comprehensive (loss) / income	(135,880)	71,776	958,564	701,144
Total other comprehensive (loss) / income	(88,995)	45,702	975,162	686,466
(Loss) / Profit attributable to non-controlling interest	58,593	15,944	-	-

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Information about principal subsidiaries (Continued)

Summarized cash flows

	IRSA		Brasilagro
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Cash flow from operating activities
Net cash generated from operating activities	653,677	421,981	(156,884)	68,016
Cash flow from investing activities
Net cash generated from (used in) investing activities	871,105	(625,361)	(64,646)	(99,496)
Cash flow from financing activities
Net cash used in financing activities	(967,088)	(398,603)	(13,149)	(21,826)
Net increase (decrease) in cash and cash equivalents	557,694	(601,983)	(234,679)	(53,306)
Cash and cash equivalents at beginning of period	609,907	796,902	320,349	197,113
Foreign exchange (loss) / gain on cash and cash equivalents	(350,457)	30,821	(15,929)	32,966
Cash and cash equivalents at end of period	817,144	225,740	69,741	176,773

The information above is the corresponding to balances and transactions before inter-company eliminations.

8.	Interests in joint ventures

As of December 31, 2014 and June 30, 2014 the joint ventures of the Group are Cresca S.A., Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A., Nuevo Puerto Santa Fe S.A. ("NPSF") and Entertainment Holdings S.A. The shares in these joint ventures are not publicly traded.

Changes in the Group’s investments in joint ventures for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	December 31, 2014	June 30, 2014
Beginning of the period / year	395,243	324,194
Capital contribution	51,068	43,583
Capital reduction (iii)	(110,860)	-
Dividends distribution (i)	(33,614)	-
Share of profit	17,201	15,742
Currency translation adjustment	12,104	11,724
End of the period / year (ii)	331,142	395,243

(i)	During the six-month period ended December 31, 2014, the Group cashed dividends from Nuevo Puerto Santa Fe in the amount of Ps. 2.6 million and from Cyrsa in the amount of Ps. 31.0 million.
(ii)
Includes a balance of Ps. (55) and Ps. (59) reflecting interests in companies with negative equity as of December 31, 2014 and June 30, 2014, respectively, which is reclassified to “Provision” (Note 24).

(iii)	During the period ended December 31, 2014, Cyrsa S.A. reduced its capital stock in the amount of Ps. 110.9 million.

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Interests in associates

As of June 30, 2014, the associates of the Group were Agro-Uranga S.A., Agromanagers S.A., New Lipstick LLC, BHSA, IDBD, Tarshop S.A., Manibil S.A., Lipstick Management LLC, Banco de Crédito y Securitización S.A. ("BACS"), Bitania 26 S.A., and Avenida Inc.

As of December 31, 2014, the associates of the Group were Agro-Uranga S.A., Agromanagers S.A., New Lipstick LLC, BHSA, IDBD, Tarshop S.A., Manibil S.A., Lipstick Management LLC, Banco de Crédito y Securitización S.A. ("BACS"), and Bitania 26 S.A..

The evolution of the Group’s investments in associates for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 was as follows:

	December 31, 2014	June 30, 2014
Beginning of the period / year	1,803,114	1,123,577
Acquisition of associates	279,307	1,131,806
Capital contribution	30,892	16,716
Share of (loss) / profit (iii)	(8,972)	92,568
Currency translation adjustment	212,284	(29,133)
Dividends distribution (i)	(4,729)	(15,459)
Acquisition of non-controlling interest	(10,381)	-
Reclassification to financial instruments (Note 4)	(30,089)	-
Unrealized gain from investments at fair value	(682,144)	(516,961)
End of the period / year (ii)	1,589,282	1,803,114

(i)
As of December 31, 2014, the Group cashed dividends from Agromanagers S.A., Agro-Uranga S.A., Manibil and BHSA in the amount of Ps. 0.02 million, Ps. 3.7 million, Ps. 0.8 million and Ps. 9.2 million, respectively. During the year ended on 2014, the Group cash dividends from Agro-Uranga S.A., Manibil and BHSA in the amount of Ps. 5.5 million, Ps. 9.2 million and Ps. 0.8 million, respectively.

(ii)
Includes a balance of Ps. (253,567) and Ps. (176,982) reflecting interests in companies with negative equity as of December 31, 2014 and June 30, 2014, respectively, which is reclassified to “Provisions” (see Note 24).

(iii)
As of December 31, 2014, the equity method was applied on provisional figures because as of this balance sheet date, the financial statements of Banco Hipotecario S.A., Tarshop S.A. and Bitania 26. S.A. were yet to be issued and approved.

Restrictions, commitments and other matters related to associates

IDBD

As part of the purchase agreement, DN B.V. and ETH have agreed to participate jointly and severally in capital increases resolved by the Board of Directors of IDBD to carry out their business plan during 2014 and 2015, in amounts of at least NIS 300 million in 2014 and NIS 500 million in 2015 (approximately equal to US$ 77 million and US$ 128 million at the exchange rate prevailing on December 31, 2014). As of December 31, 2014, DN B.V. and ETH have contributed an amount of NIS 407 million (equal to approximately US$ 104 million) thus complying with the amounts committed for 2014, while NIS 393 are still to be contributed in 2015.

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Interests in associates (Continued)

Furthermore, under the purchase agreement, DN B.V. and ETH have agreed jointly and severally to make one or more tender offers for the purchase of shares in IDBD for an aggregate amount of NIS 512.09 million (equal to approximately US$ 131 million at the exchange rate prevailing on December 31, 2014), based on the following scheme: (i) before December 31, 2015, an amount of at least NIS 249.8 million at a share price of NIS 8.344 (subject to adjustments) and (ii) before December 31, 2016 in the amount of at least NIS 512.09 million less the tender offer conducted in 2015, at a share price of NIS 8.7612 (subject to adjustments). To secure compliance with the tender offers, an aggregate amount of 29,937,591 shares of IDBD held by DN B.V. were pledged as of December 31, 2014. On the balance sheet date, no tender offers had been made.

On the other hand, the purchase agreement provides that DN B.V. and ETH shall jointly and severally pay to creditors who participate in the restructuring arrangement indicated above the additional sum of NIS 100 million (equal approximately to US$ 26 million at the exchange rate prevailing on December 31, 2014), in the event that IDBD executes the sale of its equity interest in the subsidiary Clal Insurance Enterprises Holdings Ltd. before December 31, 2014 and provided that: (i) the sale price shall not be lower than NIS 4,200 million (equal to approximately US$ 1,078 million at the exchange rate prevailing on December 31, 2014) and (ii) the transaction is closed before June 30, 2015, provided that IDBD has received by the latter date a payment of at least NIS 1,344 million (gross) (equal to approximately US$ 345 million at the exchange rate prevailing on December 31, 2014). As of December 31, 2014, IDBD did not execute the sale of its interest in Clal Insurance Enterprises Holdings Ltd.  Given that, as of December 31, 2014, IDBD did not perfect the above mentioned sale, the additional commitment assumed by DN B.V. and ETH ceased to have effect.

On May 12, 2014, shares of IDBD started to trade in the Tel Aviv Stock Exchange, Israel; as a result, all of the shares (including pledged shares) were held in trust at Bank Leumi Le-Israel to secure compliance with lock-up provisions of Chapter D of the Tel Aviv Stock Exchange Rules, whereby shares listed under an IPO (initial public offering) may not be freely disposed of for a term of 18 months, which are then released at a rate of 2.5% per month beginning on the fourth month of the IPO date.

Hence, in accordance with Tel Aviv Rules applicable to December 31, 2014, 47,355,557 shares and 335,715 warrants of each of the Series 2 and 3 were still subject to lock-up provisions under the terms described above.

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Interests in associates (Continued)

BHSA

On October 31, 2014 the Bank was notified of Ruling 685 dated October 29, 2014 issued by the Superintendence of Financial Entities and Exchange Offices in proceedings conducted pursuant to Financial Investigation Case Number 1320, whereby the Bank and its officers were charged with alleged infringements to rulings on assistance to Non-Financial Public Sector, excess credit risk exposure to non-financial public sector, excess collateralization, failure to comply with minimum capital requirements and objections to the accounting treatment afforded to the transaction “Cer Swap Linked to PG08 and External Debt”; and moreover, delays in communicating the appointment of new members of the board and to file documentation related to new members of the board designated by the Shareholders’ Meetings.

Such a ruling assessed a fine in the amount of Ps. 4.04 million to Banco Hipotecario S.A. and fines of diverse amounts to incumbent and former members of the Board and managers. Against such penalty, on November 25, 2014 Banco Hipotecario and other affected parties filed a writ of appeal, as per the provisions of section 42 of the Financial Entities Act, which was sent by the BCRA to the National Court of Appeals in Administrative Litigation Matters, and will be decided by Division I of said Court of Appeals. Moreover, the same Division will also decide on motions for injunctions filed on December 30, 2014 by the Bank and the persons affected by the collection proceedings filed by the BCRA for the collection of penalties. Notwithstanding the expectations to get a judicial revocation of the penalties applied by the BCRA, Banco Hipotecario S.A. has set up an allowance equal to 100% of the penalty applied by the ruling.

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	Shopping Center Properties	Office buildings and other rental properties portfolio	Undeveloped parcels of land	Leased out farmland	Properties under development	Total
Year ended June 30, 2014
Opening net book amount	1,890,531	1,630,509	421,240	42,998	186,123	4,171,401
Additions	61,108	23,988	454	7,069	156,927	249,546
Reclassification to available for sale	-	(1,098,990)	-	-	-	(1,098,990)
Reclassification to property, plant and equipment	-	(12,231)	-	(3,657)	-	(15,888)
Reclassifications of trading properties	-	251	1,550	-	(803)	998
Capitalized borrowing costs	-	-	-	-	22,376	22,376
Disposals	(35)	(51,457)	-	(1,080)	(766)	(53,338)
Depreciation charge (i)	(134,325)	(68,529)	-	(2,134)	-	(204,988)
Currency translation adjustment	-	375,261	-	8,238	-	383,499
Transfers	(25,332)	27,056	(1,724)	-	-	-
Closing net book amount	1,791,947	825,858	421,520	51,434	363,857	3,454,616
At June 30, 2014
Cost	3,166,103	1,077,824	421,520	51,434	363,857	5,080,738
Accumulated depreciation	(1,374,156)	(251,966)	-	-	-	(1,626,122)
Net book amount	1,791,947	825,858	421,520	51,434	363,857	3,454,616
Period ended December 31, 2014
Opening net book amount	1,791,947	825,858	421,520	51,434	363,857	3,454,616
Additions	14,592	809	5	2,093	119,716	137,215
Reclassification of property, plant and equipment	-	7,459	9,820	-	-	17,279
Reclassification to property, plant and equipment	-	(98)	-	(3,227)	-	(3,325)
Transfers (ii)	211,961	-	-	-	(211,961)	-
Disposals	-	(62,665)	(1,687)	(8)	(631)	(64,991)
Depreciation charge (i)	(56,355)	(17,333)	-	(220)	-	(73,908)
Currency translation adjustment	-	-	-	(9,233)	-	(9,233)
Closing net book amount	1,962,145	754,030	429,658	40,839	270,981	3,457,653
At December 31, 2014
Cost	3,258,331	957,735	429,658	40,839	270,981	4,957,544
Accumulated depreciation	(1,296,186)	(203,705)	-	-	-	(1,499,891)
Net book amount	1,962,145	754,030	429,658	40,839	270,981	3,457,653

(i)	Depreciation charge of investment property has been charged in “Costs” in the income statements (Note 30).
(ii)	Related to completion of works at Arcos.

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Investment properties (Continued)

The following amounts have been recognized in the income statements:

	December 31, 2014	December 31, 2013
Rental and service income	1,502,385	1,189,911
Direct operating expenses	610,042	541,927
Gain from disposal of investment properties	795,851	7,151

Properties under development mainly comprise works in Shopping Neuquén S.A. (Alto Comahue) and Arcos del Gourmet S.A. (Distrito Arcos). As of December 31, 2014 and June 30, 2014 works in Alto Comahue amount to Ps. 244,095 and Ps. 126,799, respectively. The project is expected to be completed until March 2015. Works in Distrito Arcos as of December 31, 2014 and June 30, 2014 amount to Ps. 26,030 and Ps. 236,202, respectively.

In respect of Arcos del Gourmet S.A., on December 10, 2013, the Judicial Branch confirmed an injunction order that suspended the opening of the shopping center on the grounds that it did not have certain governmental permits. The Company carried out specific actions, challenged the ruling that imposed the penalty and requested that it be lifted with expectations of a favorable result. In this context, on April 10, 2014 the Government of the City of Buenos Aires granted a new environmental clearing certificate.

On the other hand, in one of the two judicial processes (amparos – actions intended to protect constitutional rights) currently being heard, “Charlon, Marcelo Alejandro and others VS. GCBA on/ Amparo”, the Court of Appeals referred above confirmed the decision rendered by the lower court whereby the action was abated, as per notice served upon us on September 1, 2014. This means that, to date, the process has concluded with the decision being favorable to the Group.

As to the other process entitled “Federación de Comercio e Industria de la Ciudad de Buenos Aires (FECOBA) and others vs. GCBA on/ Amparo”, on August 29, 2014 the lower court rendered a decision rejecting the case. This judgment was appealed and following the corresponding service of notices between the parties, the record of proceedings was submitted to the Court of Appeals in September 2014. Following the corresponding notification of the Court’s Prosecutor, the record of proceedings was docketed for a decision on October 8, 2014, following a decision by the Court of Appeals in early December 2014. Such decision confirmed the judgment rendered by the lower court where it held both FECOBA and Vicente Lourenzo lacked active legitimation to file an action to protect the environment and fair competition. As a result, on December 18, 2014 the Shopping Center was opened and thus, given that this decision confirmed the lower court’s decision, the injunction that had prevented the opening of the Shopping Center became ineffective.

Cresud Sociedad Anónima,Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Investment properties (Continued)

It should be noted that the plaintiff filed an action in first instance requesting the continuation of the injunction on the grounds that it had filed an action for unconstitutionality, which is an extraordinary remedy to be decided by the CABA Higher Court of Justice.

Even though we are not certain about the remedy being filed for we have not been notified of its existence and content as of the balance sheet date, the first instance court rejected the plaintiff’s motion on the grounds that the decision rendered by the Court of Appeals has the same effects as a final judgment and, thus, the injunction is no longer in force.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.	Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	Owner occupied farmland	Hotel buildings and facilities	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
Year ended June 30, 2014
Opening net book amount	1,538,708	180,348	57,239	7,178	52,961	5,020	1,841,454
Currency translation adjustment	518,869	-	3,363	1,238	13,751	240	537,461
Additions	96,785	9,980	4,633	3,953	15,581	3,247	134,179
Reclassifications of investment properties	3,657	-	12,231	-	-	-	15,888
Reclassifications to intangibles assets	-	-	(30)	-	-	-	(30)
Disposals	(56,763)	(24)	(133)	(7)	(2,589)	(497)	(60,013)
Depreciation charge (i)	(44,062)	(14,559)	(10,559)	(1,524)	(14,519)	(1,760)	(86,983)
Closing net book amount	2,057,194	175,745	66,744	10,838	65,185	6,250	2,381,956
At June 30, 2014
Cost	2,261,176	402,647	141,704	25,144	191,561	12,578	3,034,810
Accumulated depreciation	(203,982)	(226,902)	(74,960)	(14,306)	(126,376)	(6,328)	(652,854)
Net book amount	2,057,194	175,745	66,744	10,838	65,185	6,250	2,381,956
Period ended December 31, 2014
Opening net book amount	2,057,194	175,745	66,744	10,838	65,185	6,250	2,381,956
Currency translation adjustment	(150,610)	-	(1,325)	(332)	(4,586)	28	(156,825)
Additions	112,147	4,714	4,089	2,525	12,011	4,463	139,949
Reclassifications to investment properties	(9,820)	-	(7,459)	-	-	-	(17,279)
Reclassifications of investment properties	3,227	-	-	-	98	-	3,325
Disposals	(1,913)	-	(342)	(155)	(2,338)	(71)	(4,819)
Depreciation charge (i)	(28,752)	(7,811)	(2,575)	(1,047)	(8,344)	(1,139)	(49,668)
Closing net book amount	1,981,473	172,648	59,132	11,829	62,026	9,531	2,296,639
As of December 31, 2014
Cost	2,242,327	392,802	130,637	26,197	192,540	16,837	3,001,340
Accumulated depreciation	(260,854)	(220,154)	(71,505)	(14,368)	(130,514)	(7,306)	(704,701)
Net book amount	1,981,473	172,648	59,132	11,829	62,026	9,531	2,296,639

(i)
For the six-month period ended as of December 31, 2014, the depreciation charges of property, plant and equipment were included as follows: Ps. 3,124 under the line item “General and administrative expenses”, Ps. 703 under the line item “Selling expenses” and Ps. 48,220 under the line item “Cost” in the income statements For the fiscal year ended June 30, 2014, depreciation charges of property, plant and equipment were included as follows: Ps. 9,973 under the line item “General and administrative expenses”, Ps. 1,808 under the line item “Selling expenses” and Ps. 285,138 under the line item “Cost” in the income statements

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Trading properties

Changes in the Group’s trading property for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
At June 30, 2013	8,659	88,879	11,979	109,517
Additions	1,400	2,694	-	4,094
Currency translation adjustment	-	27,630	-	27,630
Reclassifications of / to investment properties and intangible assets	7,897	-	(747)	7,150
Disposals	(11,225)	(15)	-	(11,240)
At June 30, 2014	6,731	119,188	11,232	137,151
Additions	-	168	-	168
Currency translation adjustment	-	(1,451)	-	(1,451)
Disposals	(1,386)	-	-	(1,386)
At December 31, 2014	5,345	117,905	11,232	134,482

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.	Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	Goodwill	Computer software	Rights of use	Units to be received (ii)	Others	Total
Year ended June 30, 2014
Opening net book amount	77,052	8,189	39,939	93,225	132	218,537
Currency translation adjustment	29,352	2,955	-	-	-	32,307
Additions	658	2,947	-	-	10,954	14,559
Disposals	-	(245)	-	-	-	(245)
Reclassifications to trading properties	-	-	-	(8,148)	-	(8,148)
Reclassification to assets held for sale	(77,085)	-	-	-	-	(77,085)
Reclassification of Property, plant and equipment	-	30	-	-	-	30
Amortization charge (i) (Note 30)	-	(4,116)	(752)	-	(80)	(4,948)
Closing net book amount	29,977	9,760	39,187	85,077	11,006	175,007
At June 30, 2014
Cost	29,977	36,680	40,691	85,077	11,861	204,286
Accumulated amortization	-	(26,920)	(1,504)	-	(855)	(29,279)
Net book amount	29,977	9,760	39,187	85,077	11,006	175,007
Period ended December 31, 2014
Opening net book amount	29,977	9,760	39,187	85,077	11,006	175,007
Currency translation adjustments	(1,339)	(1,108)	-	-	-	(2,447)
Additions	-	1,501	-	5,409	-	6,910
Disposals	(343)	(82)	-	-	-	(425)
Amortization charge (i) (Note 30)	-	(2,454)	(376)	-	(40)	(2,870)
Closing net book amount	28,295	7,617	38,811	90,486	10,966	176,175
At December 31, 2014
Cost	28,295	36,989	40,691	90,486	11,860	208,321
Accumulated amortization	-	(29,372)	(1,880)	-	(894)	(32,146)
Net book amount	28,295	7,617	38,811	90,486	10,966	176,175

(i)	Amortization charges are included in “General and administrative expenses” in the Income statements. (Note 30). There is no impairment charges for any of the periods presented.
(ii)	Correspond to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Biological assets

Changes in the Group’s biological assets for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	December 31, 2014	June 30, 2014
Beginning of the period / year	640,683	400,692
Purchases	6,437	37,823
Initial recognition and changes in the fair value of biological assets	667,949	1,075,567
Decrease due to harvest	(402,184)	(915,871)
Decrease due to sales	(86,237)	(76,394)
Consume	(859)	(477)
Currency translation adjustment	(24,554)	119,343
End of the period / year	801,235	640,683

Biological assets as of December 31, 2014 and June 30, 2014 were as follows:

	Classification	December 31, 2014	June 30, 2014
Non-current
Cattle for dairy production	Production	40,969	37,217
Breeding cattle	Production	239,809	254,398
Sugarcane fields	Production	87,643	142,873
Other cattle	Production	5,560	5,682
Others biological assets	Production	5,205	4,683
Non-current biological assets		379,186	444,853
Current
Cattle for dairy production	Consumable	36	46
Cattle for sale	Consumable	54,488	47,767
Crops fields	Consumable	366,654	147,356
Other cattle	Consumable	871	661
Current biological assets		422,049	195,830
Total biological assets		801,235	640,683

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amount to Ps. 434,218 and Ps. 966,754 for the six-month period ended December 31, 2014 and for the year ended June 30, 2014, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Biological assets (Continued)

The following tables present the Group’s biological assets measured at fair value as of December 31, 2014 and June 30, 2014 and their allocation to the fair value hierarchy:

	December 31, 2014
	Level 1		Level 2	Level 3	Total
Cattle for dairy production	-		41,005	-	41,005
Breeding cattle and cattle for sale	-		294,297	-	294,297
Sugarcane fields	-		-	87,643	87,643
Other cattle	-		6,431	-	6,431
Others biological assets	5,205		-	-	5,205
Crops fields	354,272	(i))	-	12,382	366,654
Total	359,477		341,733	100,025	801,235

	June 30, 2014
	Level 1		Level 2	Level 3	Total
Cattle for dairy production	-		37,263	-	37,263
Breeding cattle and cattle for sale	-		302,165	-	302,165
Sugarcane fields	-		-	142,873	142,873
Other cattle	-		6,343	-	6,343
Others biological assets	4,683		-	-	4,683
Crops fields	10,736	(i))	-	136,620	147,356
Total	15,419		345,771	279,493	640,683

(i)	Biological assets that has no significant growth, valued at cost, since it is considered that this value is similar to fair value.

The following table presents the changes in Level 3 instruments for the six-month period ended December 31, 2014 and the year ended June 30, 2014:

	Crops fields with significant biological growth	Sugarcane
At June 30, 2013	43,770	111,063
Initial recognition and changes in the fair value of biological assets	813,631	82,778
Harvest	(789,630)	(100,791)
Currency translation adjustment	68,849	49,823
At June 30, 2014	136,620	142,873
Initial recognition and changes in the fair value of biological assets	125,597	88,170
Harvest	(250,418)	(131,998)
Currency translation adjustment	583	(11,402)
At December 31, 2014	12,382	87,643

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Biological assets (Continued)

When no quoted prices in an active market are available, values are based on recognized valuation methods. The company uses a range of valuation models for the measurement of Level 2 and Level 3 biological assets. The following table presents models and main parameters:

Level 2

Description	Pricing model	Parameters
Cattle	Comparable market	Price per livestock head/kg and per category

Level 3

Description	Pricing model	Pricing method	Parameters	Range
Crops	Discounted cash flows	-	Yields – Operating cost –Selling expenses - Future of sale prices	Argentina
Yields 1.00 - 1.87 tn/ha
Future of sale prices: 2,246 - 2,975 Ps./tn
Selling expenses: 485 - 559 Ps./tn
Operating cost: 1,400 -3,968 Ps. /ha
Bolivia:
Yields 1.49 - 4.22 tn/ha
Future of sale prices: 150 - 315 US$/tn
Selling expenses: 25 US$/tn
Operating cost: 130 -135 US$/tn

Sugarcane	Discounted cash flows	-	Yields – Operating cost –Selling expenses - Future of sale prices Discount rate	Brazil:
Yields 85.0 tn/ha
Future of sale prices: 74.1 Rs./tn
Operating cost: 52.7 Rs./tn
Bolivia:
Yields 50 - 105 tn/ha
Future of sale prices: 24.12 – 26.64 US$/tn
Selling expenses: 4.2 US$/tn
Operating cost: 275 – 524 US$/tn
Discount rate: 13.06%

During the six-month period ended December 31, 2014 and the year ended June 30, 2014 there have been no transfers between the several tiers used in estimating the fair value of the Group’s biological assets, or reclassifications among their respective categories.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Biological assets (Continued)

See information on valuation processes used by the entity and on the sensitivity of fair value valuation to changes in material non-observable input data in Note 5.c. to the consolidated financial statements as of June 30, 2014 and 2013.

As of December 31, 2014 and June 30, 2014, the better and maximum use of biological assets shall not significantly differ from the current use.

15.	Inventories

Breakdown of Group’s inventories as of December 31, 2014 and June 30, 2014 were as follows:

	December 31, 2014	June 30, 2014
Crops	60,590	241,061
Materials and inputs	202,904	141,495
Seeds and fodders	55,652	28,329
Hotel supplies	6,667	6,011
Beef	9,511	22,875
Total inventories	335,324	439,771

As of December 31, 2014 and June 30, 2014 the cost of inventories recognized as expense amounted to Ps. 436,672 and Ps. 813,593, respectively and they have been included in “Costs” in the income statements.

16.	Financial instruments by category

Determining fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which a financial asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

In the case of Level 1, valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can refer to at the date of valuation. A market is deemed active if transactions of assets or liabilities take place with sufficient frequency and in sufficient quantity. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds and mortgage bonds for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest rate swaps and foreign currency future contracts.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as that information is not available. The inputs used reflect the Group’s assumptions regarding the factors which any market player would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has allocated to this level shares and warrants of Supertel, Arcos del Gourmet S.A. stock option (its fair value at the end of the period is zero) and commitment to tender offer of shares in IDBD.

Since June 30, 2014, there have been no transfers between the several tiers used in estimating the fair value of the Group’s financial instruments, or reclassifications among their respective categories.

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level 3 instruments. The team directly reports to the Chief Financial Officer (CFO).

The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2014 and June 30, 2014 and their allocation to the fair value hierarchy:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	53,512	-	-	53,512
- Investment in equity securities in Avenida Inc.	63,810	-	-	63,810
- Other equity securities in public shares	12,050	-	-	12,050
- Corporate bonds	1,521	-	-	1,521
- Government bonds	669,821	-	-	669,821
- Mutual funds	176,800	-	-	176,800
- Shares of Supertel	-	-	333,621	333,621
Derivative financial instruments:
- Commodity future	11,192	-	-	11,192
- Commodity options	759	-	-	759
- Warrants of IDBD	2,636	-	-	2,636
- Foreign-currency contracts	-	3,420	-	3,420
- Warrants of Supertel	-	-	4,096	4,096
Cash and cash equivalents	57,903	-	-	57,903
Investment in associates:
- IDBD	400,187	-	-	400,187
Total assets	1,450,191	3,420	337,717	1,791,328
Liabilities
Derivative financial instruments:
- Commitment to tender offer shares in IDBD	-	-	503,743	503,743
- Foreign-currency contracts	-	22,757	-	22,757
- Commodity options	873	-	-	873
Total liabilities	873	22,757	503,743	527,373

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	63,546	-	-	63,546
- Investment in equity securities in Hersha	53,901	-	-	53,901
- Corporate bonds	1,438	-	-	1,438
- Government bonds	203,216	-	-	203,216
- Mutual funds	222,760	-	-	222,760
- Other equity securities in public companies	16,380	-	-	16,380
- Shares of Supertel	-	-	211,170	211,170
Derivative financial instruments:
- Commodity future contracts	2,984	-	-	2,984
- IDBD Rights (i)	10,986	-	-	10,986
- Foreign-currency contracts	-	16,305	-	16,305
- Swaps	-	1,089	-	1,089
Cash and cash equivalents	24,590	-	-	24,590
Investment in associates:
- IDBD	595,342	-	-	595,342
Total assets	1,195,143	17,394	211,170	1,423,707
Liabilities
Derivative financial instruments:
- Foreign-currency contracts	-	52,666	-	52,666
- Commodity future contracts	753	-	-	753
- Commitment to tender offer shares in IDBD	-	-	320,847	320,847
- Borrowings	22,901	51,443	-	74,344
Total liabilities	23,654	104,109	320,847	448,610

(i)	On July 3 rights for the purchase of additional shares and warrants of IDBD were exercised.

    The following table presents the changes in Level 3 instruments for the six-month period ended December 31, 2014:

	Warrants of Supertel	Shares of Supertel	Commitment to tender offer shares in IDBD	Total
Balance at June 30, 2014	-	211,170	(320,847)	(109,677)
Acquisition	-	-	(19,429)	(19,429)
Total gain and losses for the period (i)	4,096	122,451	(163,467)	(36,920)
Balance at December 31, 2014	4,096	333,621	(503,743)	(166,026)

(i)	The gain / (loss) is not realized as of December 31, 2014 and is accounted for under “Other financial results” in the income statements (Note 33).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

Upon initial recognition (January, 2012), the consideration paid for the Shares and Warrants of Supertel was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair value of these instruments exceeded the transaction price and were determined using a valuation technique that uses inputs not observable in the market. As a result of the use of this technique, the Group has not recognized a gain at the time of initial recognition in the amount of US$ 7.9 million. On June 30, 2014, the fair value of warrants of Supertel as determined pursuant to the indicated method was lower than the gain not recognized upon initial recording; therefore, warrants are valued at zero.

According to Group estimates, all factors being constant, a 10% decline in the price of the underlying assets of Level 3 Shares and Warrants of Supertel (data observed in the market) as of December 31, 2014, would reduce pre-tax income by Ps. 37 million.

According to Group estimates, all factors being constant, a 10% decrease in the credit spread (data which is not observable in the market) of shares and warrants of Supertel used in the valuation model applied to Level 3 financial instruments as of December 31, 2014, would increase pre-tax income by Ps. 0.01 million. The rate used as of December 31, 2014 was 14.07%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters	Range
Foreign-currency contracts	Present value method	Theoretical price	Money market curve; interest curve; foreign exchange curve.	-
Derivative on tender offer IDBD	Black-Scholes	Theoretical price	Price of underlying asset, stock volatility (historic) and market interest rate (ILS rate curve).	Price of underlying asset 1.1 to 2 Stock volatility 75% to 95% Market interest rate 0.7% to 1%
Loan for the purchase of IDBD shares	Market price of underlying asset	Theoretical price	Price of underlying asset	-
Interest-rate swaps	Cash flows	Theoretical price	Interest rate futures and flows of funds	-
Preferred shares of Supertel	Binomial tree	Theoretical price	Price of underlying asset (market price) and stock volatility (historic) and market interest rate (Libor curve).	Price of underlying assets 2.08 to 2.55 Stock volatility 55% to 75% Market interest rate 0.85% to 1.05%
Warrants of Supertel	Black-Scholes	Theoretical price	Price of underlying asset (market price) and stock volatility (historic) and market interest rate (Libor curve).	Price of underlying assets 2.08 to 2.35 Stock volatility 55% to 75% Market interest rate 0.85% to 1.05%
Call option for the shares of Arcos	Discounted cash flows	-	Projected income and discount rate.	-

17.	Restricted assets

The table below shows the Group's restricted assets as of December 31, 2014 and June 30, 2014:

	December 31, 2014	June 30, 2014
Non-current
Mutual funds	42,843	50,897
Total non-current	42,843	50,897
Current
Escrow deposits	8,867	-
Total current	8,867	-
Total restricted assets	51,710	50,897

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Trade and other receivables

The table below shows trade and other receivables of the Group as of December 31, 2014 and June 30, 2014:

	December 31, 2014	June 30 2014
Non-current
Leases and services receivable	61,998	55,105
Receivables from sale of agricultural products and farmlands leases	1,536	2,090
Property sales receivable (i)	104,898	154,582
Less: allowance for doubtful accounts	(2,208)	(2,208)
Non-current trade receivables	166,224	209,569
Trade receivables from disposal of joint ventures	3,380	3,213
Prepayments	5,534	14,332
VAT receivables	21,324	22,342
Other tax receivables	97,177	110,238
Guarantee deposits	18,736	17,150
Suppliers advances	6,342	-
Others	427	1,093
Non-current other receivables	152,920	168,368
Related parties (Note 35)	101,583	97,412
Non-current trade and other receivables	420,727	475,349
Current
Consumer financing receivables	14,737	14,861
Leases and services receivable	377,309	256,123
Receivables from sale of agricultural products and farmlands leases	194,725	281,711
Receivables from hotel operations	37,992	33,861
Deferred checks received	244,593	211,278
Debtors under legal proceedings	65,014	61,573
Property sales receivable (i)	116,101	131,573
Less: allowance for doubtful accounts	(94,799)	(88,088)
Trade receivables current	955,672	902,892
Contributions to be paid in by non-controlling interests	-	12,840
Prepayments	78,623	90,754
VAT receivables	65,490	61,024
Gross sales tax credit	6,160	4,957
Other tax receivables	27,537	33,457
Loans	15,205	12,751
Expenses and services to recover	2,985	3,024
Suppliers advances	144,274	144,656
Guarantee deposits	43,680	49,572
Dividends receivables	19,959	11,778
Others	28,054	24,898
Less: allowance for doubtful accounts	(185)	(195)
Current other receivables	431,782	449,516
Related parties (Note 35)	90,692	86,000
Current trade and other receivables	1,478,146	1,438,408
Total trade and other receivables	1,898,873	1,913,757

(i) Property sales receivables primarily comprise trading properties, investment properties and farmlands.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Trade and other receivables (Continued)

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The evolution of the Group’s provision for impairment of trade receivables were as follows:

	December 31, 2014	June 30, 2014
Beginning of the period / year	90,491	86,902
Creation	14,862	24,150
Recovery	(7,805)	(13,689)
Used during the period / year	-	(9,370)
Receivables written off	(42)	-
Currency translation adjustment	(314)	2,498
End of the period / year	97,192	90,491

The creation and release of allowance for doubtful account have been included in “Selling expenses” in the income statements (Note 30). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

19.	Investment in financial assets

Group’s investment in financial assets as of December 31, 2014 and June 30, 2014 were as follows:

	December 31, 2014	June 30, 2014
Non-current
Financial assets at fair value
Investment in equity securities in TGLT	53,512	63,546
Investments in equity securities in Avenida Inc.	63,810	-
Investment in equity securities in Supertel	333,621	211,170
Other investment in equity securities	270	296
Total Investment in Financial Assets Non-current	451,213	275,012
Current
Financial assets at fair value
Mutual funds	176,800	222,760
Investment in equity securities in Hersha	-	53,901
Other investment in equity securities	11,780	16,084
Corporate bonds	1,521	1,438
Government bonds	669,821	203,216
Total Investment in Financial Assets current	859,922	497,399
Total Investment in Financial Assets	1,311,135	772,411

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Derivative financial instruments

Group’s derivative financial instruments as of December 31, 2014 and June 30, 2014 were as follows:

	December 31, 2014	June 30, 2014
Assets
Non-current
Foreign-currency contracts	-	233
Supertel Warrants (i)	4,096	-
Total non-current	4,096	233
Current
Commodities options	759	-
Commodities futures	11,192	2,984
IDBD Warrants	2,636	10,986
Foreign-currency contracts (Note 35)	3,420	16,072
Swaps	-	1,089
Total current	18,007	31,131
Total assets	22,103	31,364

Liabilities
Non-current
Commitment to tender offer shares in IDBD	271,302	320,847
Total non-current	271,302	320,847
Current
Commodities options	873	-
Commodities futures	-	753
Foreign-currency contracts	22,757	52,666
Commitment to tender offer shares in IDBD	232,441	-
Total current	256,071	53,419
Total liabilities	527,373	374,266
(i)
The balance represents the fair value of Supertel’s warrants, which were acquired in February 2012. The gain not recognized initially on the warrants amounted to US$ 1.1 million.  As of June 30, 2014, their notional valuation was lower than the amount previously indicated, and thus was valued at zero.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of December 31, 2014 and June 30, 2014:

	December 31, 2014	June 30, 2014
Cash at bank and on hand	952,314	724,900
Short-term bank deposits	9,620	251,822
Financial trust	-	1,675
Mutual funds	57,903	24,590
Total cash and cash equivalents	1,019,837	1,002,987

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended as of December 31, 2014 and 2013.

	Note	December 31, 2014	December 31, 2013
Loss for the period		(163,626)	(354,769)
Adjustments for:
Income tax expense		269,636	(170,104)
Depreciation and amortization		126,445	143,611
Gain from disposal of investment property		(795,851)	(7,151)
Gain from disposal of property, plant and equipment		1,675	468
(Loss) / Gain on the revaluation of receivables arising from the sale of farmland		(14,425)	522
Release of investment property and property, plant and equipment		2,785	633
Dividends income		(8,356)	(6,510)
Equity-settled compensation		4,826	16,625
Unrealized Gain / (Loss) on derivative financial instruments		200,294	(20,648)
Changes in fair value of financial assets at fair value through profit or loss		(244,892)	(81,857)
Interest expense, net		386,054	242,234
Unrealized initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest		(405,554)	(305,334)
Changes in the net realizable value of agricultural produce after harvest		15,951	9,217
Provisions		66,030	53,889
Share of profit / (loss) of associates and joint ventures		673,915	(47,769)
Unrealized foreign exchange loss, net		237,929	756,382
Loss from disposal of subsidiaries and joint ventures		(8,758)	-
Gain from purchase of joint venture		-	12
Gain from repurchase of Non-convertible Notes		400	35,157
Changes in operating assets and liabilities:
Decrease in biological assets		213,689	119,894
Decrease in inventories		67,729	199,018
Decrease in trading properties		1,218	1,362
(Increase) Decrease in trade and other receivables		(107,144)	151,455
Decrease in derivative financial instruments		20,606	488
Increase (Decrease) in trade and other payables		179,023	(127,285)
Decrease in payroll and social security liabilities		(56,083)	(14,531)
Decrease in provisions		(3,757)	(5,034)
Net cash generated from operating activities before income tax paid		659,759	589,975

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred for the six-month periods ended as of December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Reimbursement of expired dividends	813	785
Dividends payable	-	(139,780)
Dividends not collected	(1,030)	(824)
Decrease in borrowings trough a decrease in investment in associates and joint ventures	136,685	-
Increase in property, plant and equipment through an increase in trade and other payables	340	-
Increase in property, plant and equipment through an increase in borrowings	695	-
Decrease in intangible assets through an increase in investment properties	343	-
Increase in trade and other receivables through a decrease in property, plant and equipment	485	-
Decrease in investment properties through an increase in intangible assets	1,666	-
Increase in restricted assets through a decrease in assets held for sale	8,742	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Trade and other payables

Group’s trade and other payables as of December 31, 2014 and June 30, 2014 were as follows:

	December 31, 2014	June 30, 2014
Non-current
Admission rights	131,268	113,617
Sales, rent and services payments received in advance	67,525	51,638
Guarantee deposits	6,513	6,759
Total non-current trade payables	205,306	172,014
Other tax payables	6,349	9,166
Deferred income	7,667	7,914
Shareholders’ personal tax payable	1,018	1,170
Tax amnesty plan for payable taxes	12,682	15,014
Others	10,607	11,287
Total non-current other payables	38,323	44,551
Related parties (Note 35)	66	195
Total non-current trade and other payables	243,695	216,760
Current
Trade payables	448,310	289,825
Accrued invoices	235,667	173,193
Admission rights	124,322	111,024
Sales, rent and services payments received in advance	183,549	244,700
Guarantee deposits	15,240	13,413
Total current trade payables	1,007,088	832,155
Withholdings tax	3,915	3,020
VAT payables	34,852	28,521
Gross sales tax payable	1,027	1,150
Other tax payables	56,404	59,303
Deferred incomes	8,931	495
Dividends payable	13,991	24,032
Tax amnesty plan for payable taxes	318	306
Shareholders’ personal tax payable	9,246	5,076
Others	10,027	11,117
Total current other payables	138,711	133,020
Related parties (Note 35)	22,223	39,005
Total current trade and other payables	1,168,022	1,004,180
Total trade and other payables	1,411,717	1,220,940

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.	Payroll and social security liabilities

Group’s Salaries and social security liabilities as of December 31, 2014 and June 30, 2014 were as follows:

	December 31, 2014	June 30, 2014
Non-current
Provision for vacations and bonuses	3,109	-
Social security payable	3,001	4,598
Others	1,327	443
Non-current payroll and social security liabilities	7,437	5,041
Current
Provision for vacation and bonuses	107,546	166,276
Social security payable	30,636	28,600
Salaries payable	2,714	2,247
Share-based payments	3,445	-
Others	1,857	5,423
Current payroll and social security liabilities	146,198	202,546
Total payroll and social security liabilities	153,635	207,587

24.	Provisions

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor and legal claims	Tax and social security	Investments in associates and joint ventures (i)	Total
At June 30, 2014	62,623	1,592	176,982	241,197
Additions	23,619	177	67,792	91,588
Used during period	(18,363)	(176)	(4)	(18,543)
Contributions	-	-	(1,485)	(1,485)
Currency translation adjustment	588	-	10,282	10,870
At December 31, 2014	68,467	1,593	253,567	323,627

(i)	Corresponds to equity interests in associates and joint ventures with negative equity, mainly New Lipstick LLC.

The analysis of total provisions is as follows:

	December 31, 2014	June 30, 2014
Non-current	278,124	220,489
Current	45,503	20,708
	323,627	241,197

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Borrowings

Group’s borrowings as of December 31, 2014 and June 30, 2014 were as follows:

						Book value
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal value (in million)	December 31, 2014	June 30, 2014
Non-current
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	272,568	259,192
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	23.67%	176	-	117,299
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	940,206	896,032
CRESUD NCN Class XVII due 2016	Unsecured	Ps.	Floating	Badlar + 250 bps	176	171,026	-
CRESUD NCN Class XVIII due 2016	Unsecured	US$	Fixed	4.00%	34	289,693	-
IRSA NCN Class I due 2015	Unsecured	Ps.	Floating	Badlar + 395 bps	-	-	209,297
IRSA NCN Class II due 2017	Unsecured	Ps.	Floating	Badlar + 450 bps	10.8	10,736	10,734
IRSA NCN Class I due 2017	Unsecured	US$	Fixed	8.50%	149	1,273,079	1,210,359
IRSA NCN Class II due 2020	Unsecured	US$	Fixed	11.50%	146.5	1,128,755	1,070,428
IRSA Propiedades Comerciales NCN Class I due 2017	Unsecured	US$	Fixed	7.87%	110	884,905	839,081
Syndicated loan (I)	Unsecured	Ps.	Fixed	(i)	126.5	24,481	74,964
Long term loans	Unsecured	US$	Floating	Libor + 300 bps or 6% (the higher)	15	117,115	111,363
Long term loans	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	13,195	16,665
Long term loans	Unsecured	Ps.	Fixed	15.01%	24	3,411	6,804
Long term loans	Secured	Rs.	Floating	5.50 to 8.70	20.5	1,472	9,846
Long term loans	Secured	Rs.	Floating	7.23% and SELIC/TJLP + 4.45	98.7	171,448	204,012
Long term loans (iiii)	Unsecured	Ps.	Fixed	15.25%	14.5	13,685	13,359
Seller financing (ii)	Secured	US$	Fixed	3.50 % and 5%	6.8	66,039	121,256
Finance leases	Secured	US$	Fixed	10.75% and 7.5%	5.3	865	1,187
Long term loans	Secured	Bol.	Floating	7%	13.5	4,689	5,799
Related parties (Note 35)	Secured					22,859	137,658
Non-current borrowings						5,410,227	5,315,335

(i)    On November 16, 2012 the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.01%. On June 12, 2013 the Company subscribed a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 35).

(ii)   Debt incurred to fund the purchase of Soleil Factory net assets (investment property): Mortgage financing of US$ 20.7 million with a fixed 5 % interest rate due in June 2017. As of the date of these financial statements, the mentioned capital is fully canceled.
        Debt incurred to the purchase of Zetol S.A.'s shares (trading properties): Mortgage financing of US$ 7 million with a fixed 3.5% interest rate. The balance is payable, by choice of the seller, in money or with the delivery of units in buildings to be built representative of 12% of the total marketable square meters built.
        Seller financing of plot of land - Vista al Muelle S.A. in Canelones, Uruguay (trading properties).

(iii)   On December 12, 2012, the Group subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 consecutive quarterly installments beginning in December 2013. Additionally, on February 3, 2014 a new loan has been subscribed for Ps. 20 million. As of the date of these financial statements, the mentioned capital is fully canceled. On December 23, 2014, the Group subscribed a new loan with Banco Provincia de Buenos Aires for Ps. 120 million. Principal will be payable in only one installment due on June 19, 2015.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Borrowings (Continued)

						Value as of
	Secured/ unsecured	Currency	Fixed/ Floating	Effective Effective interest rate %	Value Nominal (in millions)	December 31, 2014	June 30, 2014
Current
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.50%	60	-	499,113
CRESUD NCN Class XI due 2015	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	26,912	39,647
CRESUD NCN Class XII due 2014	Unsecured	Ps.	Floating	Badlar + 410 bps	102	-	69,971
CRESUD NCN Class XIII due 2015	Unsecured	US$	Fixed	1.90%	79	593,939	644,965
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	328	150
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	23.67%	176	180,671	63,883
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	5,228	4,222
CRESUD NCN Class XVII due 2016	Unsecured	Ps.	Floating	Badlar + 250 bps	176	956	-
CRESUD NCN Class XVIII due 2019	Unsecured	US$	Fixed	4.00%	34	1,252	-
IRSA NCN Class I due 2017	Unsecured	US$	Fixed	8.50%	149	43,648	41,472
IRSA NCN Class I due 2015	Unsecured	Ps.	Floating	Badlar + 395 bps	209.4	213,212	4,325
IRSA NCN Class II due 2017	Unsecured	Ps.	Floating	Badlar + 450 bps	10.80	218	255
IRSA NCN Class II due 2020	Unsecured	US$	Fixed	11.50%	146.5	58,404	55,494
IRSA Propiedades Comerciales NCN Class I due 2017	Unsecured	US$	Fixed	7.88%	110	9,222	8,732
Bank overdrafts	Unsecured	Ps.	Fixed	-	-	153,459	153,330
Bank overdrafts	Unsecured	Ps.	Floating	-	-	533,928	401,963
Short term loans	Unsecured	US$	Floating	Libor + 300 bps or 6% (the higher)	15	9,848	9,267
Short term loans	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	7,881	4,285
Short term loans	Secured	Rs.	Floating	TJLP + 3.00 to 3.10	84.1	4,933	11,024
Short term loans	Unsecured	Ps.	Fixed	28.25%	124.5	116,136	-
Short term loans	Secured	Rs.	Fixed	7.51%	19.1	176,910	165,121
Short term loans	Unsecured	Ps.	Fixed	15.01%	24	6,880	6,880
Short term loans	Secured	Rs.	Fixed	7.23%	11.9	32,555	47,056
Short term loans	Secured	US$	Fixed	7.50%	-	-	74,344
Short term loans	Secured	Rs.	Floating	5.5 to 8.00	5.5	5,510	6,699
Short term loans	Secured	Bol.	Fixed	7%	13.5	2,826	2,603
Short term loans	Secured	Bol.	Fixed	6%	2.9	3,602	-
Short term loans (iii)	Unsecured	Ps.	Fixed	-	132.9	133,054	-
Syndicated loans (i)	Unsecured	Ps.	Fixed	(i)	126.5	101,598	101,339
Seller financing (ii)	Secured	US$	Fixed	3.50 % and 5%	-	-	28,670
Seller financing	Unsecured	Rs.	Floating	IGPM/CDI	102	148,002	165,521
Finance leases	Secured	US$	Fixed	10.75% and 7.5%	2.4	2,115	2,102
Other short term loans	Unsecured	-	-	-	-	23,900	25,492
Related parties (Note 35)						9,923	1,566
Current borrowings						2,607,050	2,639,491
Total borrowings						8,017,277	7,954,826

(i) On June 12, 2013, the Company subscribed a syndicated loan for Ps. 111,000. Principal will be payable in nine quarterly consecutive installments and shall accrue interest at rate of 15.25%. Loan has been entered into with various banking institutions, one of which is Banco Hipotecario (Note 35).
(ii) On February 3, 2014 a loan has been subscribed for Ps. 20 million. As of the date of these financial statements, the mentioned capital is fully canceled.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Borrowings (Continued)

Notes issued by Cresud

Classes XVII and XVIII NCN

On September 12, 2014, the Ninth Series of simple corporate notes was issued in the equivalent amount of Ps. 455.3 million, in two classes.

Class XVII Non-Convertible Notes, for a face value of 171.79 million and falling due 15 months after the issuance date, will accrue interest at a variable rate (Badlar plus 250 basis points). Interest will be payable quarterly in arrears whereas the principal will be amortized in one payment 6 months following the issuance date.

Class XVIII Non-Convertible Notes, for a face value of US$ 33.71 million (equivalent to Ps. 283.51 million) and falling due 60 months after the issuance date, will accrue interest at fixed annual rate of 4%. Interest will be payable quarterly in arrears whereas the principal will be amortized in two consecutive payments on the 54 and 60 months following the issuance date.

Repurchase of Non-convertible Notes Class XIII

On November 17, 2014, the Company repurchased 10,000,000 bond of NCN Class XIII, due on May 22, 2015 in the amount of Ps. 85.5 million.

26.	Taxation

The details of the provision for the Group’s income tax are as follows:

	December 31, 2014	December 31, 2013
Current income tax	(617,772)	(145,883)
Deferred income tax	351,274	318,641
Minimum Presumed Income Tax	(3,138)	(2,654)
Income tax expense	(269,636)	170,104

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Taxation (Continued)

The gross movement on the deferred income tax account was as follows:

	December 31, 2014	June 30, 2013
Beginning of the period / year	382,597	(351,035)
Currency translation adjustment	(22,045)	24,150
Reserve for changes in non-controlling interest	(17,604)	-
Reclassification to assets held for sale	(33,346)	-
Use of tax loss carryforwards	(236,211)	-
Additions for business combination	-	33,346
Charged / (Credited) to the income	351,274	676,136
End of the period / year	424,665	382,597

The Group did not recognize deferred income tax assets of Ps. 67.1 million and Ps. 57.1 million as of December 31, 2014 and June 30, 2014, respectively. Although management believes that it will become profitable in the foreseeable future, as a result of the history of recent losses incurred during the development phase of the different Group’s business operations and the lack of verifiable and objective evidence due to the limited operating history of the Group itself, the Board of Directors has determined that there is sufficient uncertainty as to the generation of sufficient income to utilize the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	December 31, 2014	December 31, 2013
Tax calculated at the tax rates applicable to profits in the respective countries	4,896	166,397
Permanent differences:
Share of (loss) / profit of associates and joint ventures	(321,028)	8,006
Unrecognized tax losses	(4,445)	(385)
Difference between the tax return and provision	2,180	6,081
Valuation changes and sale of shares Avenida in Torodur	14,602	-
Capital indexation of foreign companies	2,060	6,194
Non-deductible expenses	17,938	(8,495)
Others	14,161	(7,694)
Income tax expense	(269,636)	170,104

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Taxation (Continued)

Entities in Argentina are subject to the Minimum Presumed Income Tax (“MPIT”). Pursuant to this tax regime, an entity is required to pay the greater of the income tax or the MPIT. Tax is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law. Any excess of the MPIT over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period.

The Company does not set up an allowance for Minimum Presumed Income Tax and is considering filing a declaratory action under the terms of section 322 of the Civil and Commercial Procedural Code against the AFIP seeking certainty as to the application of the MPIT for the fiscal year 2014, 2015 and advance payments from 7 through 11 corresponding to fiscal year 2014, in relation to the decision by the Argentine Supreme Court in the case “Hermitage” on September 15, 2010 and “Perfil” on February 11, 2014. In such judicial precedents, the Court had declared such tax to be unconstitutional given that, under certain circumstances, it proves to be unreasonable and inconsistent with the ability-to-pay principle.

27.	Shareholders’ Equity

Special Reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve, to reflect the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve cannot be used to make distributions in kind or in cash, and can only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings. The mentioned Reserve was reversed under the appropriation of Retained Earnings resolved by Shareholders’ Meeting held on November 17, 2014.

Treasury stock

During the six-month period ended December 31, 2014 Cresud repurchased 37,657 common, registered shares of own stock of Ps. 1 nominal value and 1 vote per share, in exchange for Ps. 0.5 million and 303.018 American Depositary Shares or ADRs representing 10 shares each for a total amount of US$ 3.9 million, thus completing the terms and conditions of the share repurchase plan.  On the balance sheet date, no deadline has been established for the sale of repurchased shares.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.	Shareholders’ Equity (Continued)

On December 12, 2014, as per the powers delegated by the Regular General Shareholders’ Meeting on October 31, 2014, the Board decided to distribute pro rata among shareholders 5,565,479 Treasury shares, which represent 0.0114% per share or 1.1406% on the outstanding capital of 487,928,660.

Share Warrants

As a result of the allocation of Treasury shares indicated above, the terms and conditions of outstanding options (warrants) to purchase common shares have been somewhat modified:

Number of shares to be issued per warrant:

Ratio before allocation: 0.3673

Ratio after allocation (in force): 0.3715

Exercise price per future share to be issued:

Price before allocation: US$1.5247.

Current price after allocation: US$1.5075.

Restrictions on distribution of dividends

-	Legal reserve

According to Argentine law, 5% of the profit of the year is separated to constitute a legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. Shareholders’ Meeting held on November 17, 2014 resolved the use of the statutory reserve in the amount of Ps. 81,616 to absorb accumulated losses. The Company shall have to fully replenish such reserve before any distribution of accumulated earnings.

-	Treasury stock

Given that the repurchase of shares for subsequent sale is to be funded out of net cash income or free reserves, pursuant to section 220.2. of Act 19,550, insofar as the Company maintains Treasury shares there is a restriction on the distribution of retained earnings or free reserves, equal to the acquisition cost.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.	Revenues

	December 31, 2014				December 31, 2013
	Urban properties and investments	Agricultural	Agroindustrial	Total	Urban properties and investments	Agricultural	Agroindustrial	Total
Trading properties	5,801	-	-	5,801	23,140	-	-	23,140
Crops	-	496,598	-	496,598	-	317,288	-	317,288
Cattle	-	39,698	-	39,698	-	46,083	-	46,083
Dairy	-	35,498	-	35,498	-	24,482	-	24,482
Sugarcane	-	151,197	-	151,197	-	76,175	-	76,175
Beef	-	-	412,891	412,891	-	-	233,889	233,889
Supplies	-	40,139	-	40,139	-	38,219	-	38,219
Sales income	5,801	763,130	412,891	1,181,822	23,140	502,247	233,889	759,276
Base rent	601,948	1,535	-	603,483	499,306	-	-	499,306
Contingent rent	256,952	-	-	256,952	178,997	-	-	178,997
Admission rights	71,488	-	-	71,488	60,046	-	-	60,046
Parking fees	52,989	-	-	52,989	40,032	-	-	40,032
Commissions	20,870	-	-	20,870	16,825	-	-	16,825
Property management fees	15,771	-	-	15,771	13,035	-	-	13,035
Expenses and Collective Promotion Funds	460,919	-	-	460,919	368,780	-	-	368,780
Flattening of tiered lease payments	16,120	-	-	16,120	10,585	-	-	10,585
Leases and agricultural services	-	11,026	-	11,026	-	7,041	-	7,041
Advertising and brokerage fees	-	25,518	-	25,518	-	19,441	-	19,441
Others	3,793	7,242	-	11,035	2,305	1,416	-	3,721
Leases and service income	1,500,850	45,321	-	1,546,171	1,189,911	27,898	-	1,217,809
Consumer financing	65	-	-	65	334	-	-	334
Hotel operations	213,036	-	-	213,036	160,575	-	-	160,575
Other revenues	213,101	-	-	213,101	160,909	-	-	160,909
Total Group revenue	1,719,752	808,451	412,891	2,941,094	1,373,960	530,145	233,889	2,137,994

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.	Costs

	December 31, 2014				December 31, 2013
	Urban properties and investments	Agricultural	Agroindustrial	Total	Urban properties and investments	Agricultural	Agroindustrial	Total
Cost of leases and services	-	6,596	-	6,596	-	3,441	-	3,441
Other operative costs	-	15,179	-	15,179	-	2,917	-	2,917
Cost of property operations	-	21,775	-	21,775	-	6,358	-	6,358
Crops	-	915,988	-	915,988	-	578,975	-	578,975
Cattle	-	141,986	-	141,986	-	95,520	-	95,520
Dairy	-	64,768	-	64,768	-	47,082	-	47,082
Sugarcane	-	245,556	-	245,556	-	142,059	-	142,059
Supplies	-	32,913	-	32,913	-	29,882	-	29,882
Beef	-	-	307,185	307,185	-	-	188,447	188,447
Leases and agricultural services	-	3,826	-	3,826	-	2,528	6,142	8,670
Advertising and brokerage operations	-	27,413	-	27,413	-	16,391	-	16,391
Others	-	-	-	-	-	5,179	-	5,179
Cost of agricultural sales and services	-	1,432,450	307,185	1,739,635	-	917,616	194,589	1,112,205
Cost of sale of trading properties	6,799	-	-	6,799	8,111	-	-	8,111
Cost from hotel operations	138,522	-	-	138,522	105,437	-	-	105,437
Cost of leases and services	608,667	-	-	608,667	532,928	-	-	532,928
Other costs	64	-	-	64	171	-	-	171
Total Group costs	754,052	1,454,225	307,185	2,515,462	646,647	923,974	194,589	1,765,210

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Expenses by nature

For the six-month period ended as of December 31, 2014:

	Group costs
	Cost of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other operative costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	10,637	1,375	223	415	-	269	67	5,014	876	18,876
Depreciation and amortization	79,054	28,399	4,535	211	-	6,067	1,483	5,994	703	126,446
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	7,057	7,057
Advertising, publicity and other selling expenses	110,379	-	-	-	-	3,282	-	-	24,538	138,199
Taxes, rates and contributions	48,137	1,469	5,142	1,641	-	155	8,594	7,481	81,929	154,548
Maintenance and repairs	151,947	6,605	10,706	2,644	9	17,173	660	15,610	752	206,106
Fees and payments for services	17,185	76,279	2,243	94	55	1,377	592	48,473	4,079	150,377
Director´s fees	-	-	-	-	-	-	-	57,769	-	57,769
Payroll and social security expenses (Note 31)	178,263	58,904	29,355	427	-	78,015	1,240	109,799	19,874	475,877
Cost of sale of properties	-	-	-	1,177	-	-	-	-	-	1,177
Food, beverage and other lodging expenses	-	-	-	-	-	31,884	-	4,229	2,369	38,482
Changes in biological assets and agricultural produce	-	549,577	-	-	-	-	-	-	-	549,577
Supplies and labor	-	334,934	609,679	-	-	-	9	6	1,122	945,750
Freights	365	937	7,598	1	-	-	5	40	66,929	75,875
Commissions and expenses	1	3,686	100	111	-	-	-	6,608	2,524	13,030
Conditioning and clearance	-	-	22	-	-	-	-	-	12,204	12,226
Others	12,699	11,224	5,338	78	-	300	430	14,029	1,695	45,793
Total expenses by nature	608,667	1,073,389	674,941	6,799	64	138,522	13,080	275,052	226,651	3,017,165

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Expenses by nature (Continued)

For the six-month period ended as of December 31, 2013:

	Group costs
	Cost of property operations	Cost of Agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other operative costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	6,578	8,999	637	694	-	279	66	6,169	608	24,030
Depreciation and amortization	109,797	17,974	3,482	242	-	5,511	1,124	5,342	139	143,611
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	4,294	4,294
Advertising, publicity and other selling expenses	94,259	-	-	10	-	-	-	-	10,904	105,173
Taxes, rates and contributions	38,800	910	2,792	1,314	-	243	15	5,889	61,733	111,696
Maintenance and repairs	118,540	7,234	8,315	1,761	-	12,358	53	11,162	459	159,882
Fees and payments for services	14,144	35,872	1,963	28	169	1,006	34	26,449	8,045	87,710
Director´s fees	-	-	-	-	-	-	-	73,295	-	73,295
Payroll and social security expenses (Note 31)	143,855	36,781	21,768	77	-	59,407	1,750	90,591	15,042	369,271
Cost of sale of properties	-	-	-	3,970	-	6,374	-	-	-	10,344
Food, beverage and other lodging expenses	-	-	-	-	-	17,962	-	3,211	1,633	22,806
Changes in biological assets and agricultural produce	-	543,891	-	-	-	-	-	-	245	544,136
Supplies and labor	-	8,404	401,781	-	-	-	-	-	221	410,406
Freights	30	652	6,180	-	-	-	6	18	34,572	41,458
Commissions and expenses	-	1,832	69	1	-	2,078	-	5,736	6,533	16,249
Conditioning and clearance	-	-	4	-	-	-	-	-	9,835	9,839
Others	6,925	3,678	2,428	14	2	219	(131)	8,906	2,275	24,316
Total expenses by nature	532,928	666,227	449,419	8,111	171	105,437	2,917	236,768	156,538	2,158,516

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	Employee costs

	December 31, 2014	December 31, 2013
Salaries, bonuses and social security costs	438,202	326,997
Equity-settled compensation	4,826	16,625
Pension costs – defined contribution plan	3,739	779
Others	29,110	24,870
	475,877	369,271

32.	Other operating results, net

	December 31, 2014	December 31, 2013
Gain / (Loss) from commodity derivative financial instruments	9,505	3,871
Gain from disposal of interest in associates	8,758	-
(Loss) / gain from disposal of other property, plant and equipment	(1,675)	(468)
Reversal of currency translation adjustment (ii)	188,323	-
Expenses related to transfers of investment properties to subsidiaries (i)	(110,482)	-
Tax on personal assets	(7,021)	(8,015)
Management fee	(44)	50
Contingencies (iii)	(23,649)	(3,272)
Donations	(8,081)	(7,682)
Project Analysis and Assessment	(512)	(2,479)
Unrecoverable VAT	(317)	(262)
Others	(2,628)	1,595
Total other operating results, net	52,177	(16,662)

(i)
On December 22, 2014, IRSA conveyed title on the properties located in Bouchard 710, Suipacha 652, Torre BankBoston, Edificio República, Edificios Intercontinental Plaza and the plot of land next to the latter, onto its subsidiary IRSA Propiedades Comerciales, which as from such date will continue to operate such properties. This transfer has had no effects whatsoever in the consolidated financial statements of the Group other than the expenses and taxes associated to the transfer.

(ii)	Pertains to the reversal of the translation reserve generated in Rigby following the partial repayment of principal of the company (Note 4).
(iii)	Including costs and legal expenses.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Financial results, net

	December 31, 2014	December 31, 2013
Finance income:
- Interest income	36,774	53,342
- Foreign exchange gains	53,323	57,697
- Dividends income	8,356	6,510
- Other financial income	-	92
Finance income	98,453	117,641

Finance costs:
- Interest expense	(432,666)	(310,233)
- Foreign exchange losses	(320,366)	(826,952)
- Other financial costs	(70,200)	(41,457)
Finance costs	(823,232)	(1,178,642)
Less Finance costs capitalized	9,838	14,657
Total financial costs	(813,394)	(1,163,985)
Other finance results:
- Fair value gains of financial assets and liabilities at fair value through profit or loss	244,892	93,850
-Gain from derivative financial instruments (except commodities)	(240,211)	25,270
-Gain on the revaluation of receivables arising from the sale of farmland	14,425	4,481
-Loss from repurchase of Non-convertible Notes	(400)	(35,157)
Total other finance results	18,706	88,444
Total financial results, net	(696,235)	(957,900)

34.	Share-based payments

Established by the Company and subsidiaries

Equity Incentive Plan

For the six-month periods ended December 31, 2014 and 2013, the Group incurred in a charge of Ps. 4.5 million and Ps. 15.0 million, respectively, related to the awards granted under the Equity Incentive Plan.

Movements in the number of equity-settled options outstanding under the Equity Incentive Plan were as follows:

	December 31, 2014	June 30, 2014
At the beginning	10,033,785	3,232,474
Granted	-	6,922,478
Canceled	(294,095)	(121,168)
At the end	9,739,690	10,033,784

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

34.	Share-based payments (Continued)

Established only by subsidiary undertakings

Brasilagro Stock Option Plan

For the six-month periods ended December 31, 2014 and 2013, the Group incurred in a charge of Ps. 0.3 million and Ps. 1.6 million, respectively, related to the awards granted under the Brasilagro Stock Option Plan.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Brasilagro Stock Option Plan are as follows:

December 31, 2014
	First tranche		Second tranche		Third tranche
	Option’s Exercise price	Options	Option’s Exercise price	Options	Option’s Exercise price	Options
At the beginning	Rs 8.97	301,848	Rs. 8.25	260,952	Rs. 8.52	260,952
Granted	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	-	-	-	-	-	-
At the end	Rs 8.97	301,848	Rs. 8.25	260,952	Rs. 8.52	260,952

	June 30, 2014
	First tranche		Second tranche		Third tranche
	Option’s Exercise price	Options	Option’s Exercise price	Options	Option’s Exercise price	Options
At the beginning	Rs 8.97	370,007	Rs. 8.25	315,479	Rs. 8.52	315,479
Granted	-	-	-	-	-	-
Cancelled	-	-	-	(54,527)	-	(54,527)
Exercised	-	-	-	-	-	-
Expired	-	(68,159)	-	-	-	-
At the end	Rs 8.97	301,848	Rs. 8.25	260,952	Rs. 8.52	260,952

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions

See description of the main transactions conducted with related parties in Note 39 to the Consolidated Financial Statements as of June 30, 2014 and 2013.

The following is a summary of the balances with related parties as of December 31, 2014:

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Associates
Tarshop S.A.	Reimbursement of expenses	-	900	-	-	-	-
	Leases and/or rights of use	-	1	(46)	(436)	-	-
New Lipstick LLC	Reimbursement of expenses	-	2,416	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	804	-	-	-	-
Agro-Uranga S.A	Dividends receivable	-	1,030	-	-	-	-
	Purchase of goods and/or services	-	-	-	(523)	-	-
	Sale of goods and/or services	-	1,323	-	-	-	-
	Brokerage	-	59	-	(336)	-	-
Agro Managers S.A.	Reimbursement of expenses	-	202	-	-	-	-
	Dividends receivable	-	15	-	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	512	-	(269)	-	-
	Commission per supermarket aisle	-	59	-	-	-	-
	Non-convertible notes	-	-	-	-	(14,875)	(22,647)
	Borrowings	-	-	-	-	(385)	(413)
	Leases and/or rights of use	-	155	-	-	-	-
Banco de Crédito y Securitización	Reimbursement of expenses	-	613	-	-	-	-
Total Associates		-	8,089	(46)	(1,564)	(15,260)	(23,060)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Joint Ventures
Cresca S.A.	Management fees	-	104	-	-	-	-
	Loans granted	100,375	-	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	220	-	-	-	-
	Borrowings	-	1,956	-	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	280	-	(5)	-	-
	Borrowings	-	-	-	-	-	(7,051)
	Share-based payments	-	326	-	-	-	-
	Leases’ collections	-	-	-	(4)	-	-
	Leases and/or rights of use	-	-	-	(687)	-	-
	Management fees	-	2,501	-	-	-	-
Quality Invest S.A.	Management fees	-	22	-	(6)	-	-
	Reimbursement of expenses	-	63	-	-	-	-
Baicom Networks S.A.	Management fees	-	8	-	-	-	-
	Borrowings	1,208	10	-	-	-	-
	Contributions to be paid in	-	10	-	-	-	-
	Reimbursement of expenses	-	565	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	(13,157)	-
	Credit due to capital reduction	-	8,847	-	-	-	-
	Reimbursement of expenses	-	14	-	(9)	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	911	-	-	-	-
	Borrowings	-	5	-	-	-	-
Entertainment Holding S.A.	Reimbursement of expenses	-	227	-	-	-	-
	Borrowings	-	66	-	-	-	-
Total Joint Ventures		101,583	16,135	-	(711)	(13,157)	(7,051)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Other related parties
Consultores Asset Management S.A. (CAMSA)	Advances to be recovered	-	1,466	-	-	-	-
	Reimbursement of expenses	-	3,015	-	-	-	-
Estudio Zang, Bergel & Viñes	Advances	-	18	-	-	-	-
	Legal services	-	-	-	(830)	-	-
Fundación IRSA	Reimbursement of expenses	-	99	-	-	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	52,071	-	-	-	-
Museo de los Niños	Reimbursement of expenses	-	76	-	-	-	-
	Leases and/or rights of use	-	930	-	-	-	-
Austral Gold	Reimbursement of expenses	-	2	-	(1)	-	-
Entretenimiento Universal	Reimbursement of expenses	-	134	-	-	-	-
S.A.	Borrowings	-	74	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	304	-	-	-	-
	Borrowings	-	5	-	-	-	-
Consultores Venture Capital Uruguay	Management fees	-	1,052	-	-	-	-
Dolphin Fund PLC	Reimbursement of expenses	-	60	-	-	-	-
Elsztain Managing Partners	Management fees	-	-	-	(32)	-	-
Total Other related parties		-	59,306	-	(863)	-	-
Directors and Senior Management		-	-	-	-	-	-
Directors and Senior Management	Fees	-	-	(12)	(19,075)	-	-
	Advances	-	6,827	-	-	-	-
	Guarantee deposits	-	-	(8)	-	-	-
	Reimbursement of expenses	-	335	-	(10)	-	-
Total Directors and Senior Management		-	7,162	(20)	(19,085)	-	-
Total		101,583	90,692	(66)	(22,223)	(28,417)	(30,111)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2014:

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Associates
Tarshop S.A.	Reimbursement of expenses	-	689	-	-	-	-	-
	Commisions per supermarket aisle	-	19	-	-	-	-	-
	Leases and/or rights of use	-	-	(175)	(677)	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	2,297	-	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	765	-	-	-	-	-
Agro-Uranga S.A	Dividends receivables	-	39	-	-	-	-	-
	Purchase of goods and/or services	-	-	-	(112)	-	-	-
	Brokerage	-	29	-	(70)	-	-	-
	Sale of inputs	-	425	-	-	-	-	-
Agro Managers S.A.	Reimbursement of expenses	-	303	-	-	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	12	-	(1,547)	-	-	-
	Commisions per supermarket aisle	-	59	-	-	-	-	-
	Borrowings	-	-	-	-	(18,376)	(23,530)	-
	Derivatives	-	-	-	-	-	-	(5,225)
	Leases and/or rights of use	-	200	-	-	-	-	-
Banco de Crédito y Securitización	Leases and/or rights of use	-	19	-	(80)	-	-	-
Total Associates		-	4,856	(175)	(2,486)	(18,376)	(23,530)	(5,225)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.  Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Joint Ventures
Cresca S.A.	Management fees	-	38	-	-	-	-	-
	Loans granted	96,269	-	-	-	-	-	-
Puerto Retiro S.A.	Contributions to be paid in	-	160	-	-	-	-	-
	Reimbursement of expenses	-	213	-	-	-	-	-
	Financial operations	-	3,230	-	-	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	223	-	(72)	-	-	-
	Borrowings	-	-	-	-	-	(71)	-
	Share-based payments	-	304	-	-	-	-	-
	Leases’ collections	-	-	-	(18)	-	-	-
	Leases and/or rights of use	-	-	-	(630)	-	-	-
	Management fees	-	1,338	-	-	-	-	-
Quality Invest S.A.	Management fees	-	22	-	(45)	-	-	-
	Reimbursement of expenses	-	64	-	-	-	-	-
Baicom Networks S.A.	Management fees	-	2	-	-	-	-	-
	Borrowings	1,143	-	-	-	-	-	-
	Contributions to be paid in	-	10	-	-	-	-	-
	Reimbursement of expenses	-	193	-	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	(133,314)	-	-
	Reimbursement of expenses	-	140	-	(9)	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	864	-	-	-	-	-
	Borrowings	-	4	-	-	-	-	-
Entertainment Holding S.A.	Reimbursement of expenses	-	165	-	-	-	-	-
	Borrowings	-	20	-	-	-	-	-
Total Joint Ventures		97,412	6,990	-	(774)	(133,314)	(71)	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Other related parties
CAMSA	Advances to be recovered	-	1,468	-	-	-	-	-
	Management fees	-	11,595	-	(11,098)	-	-	-
	Reimbursement of expenses	-	4,713	-	(1)	-	-	-
Estudio Zang, Bergel & Viñes	Advances	-	4	-	-	-	-	-
	Legal services	-	-	-	(739)	-	-	-
Fundación IRSA	Reimbursement of expenses	-	75	-	-	-	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	54,724	-	(5)	-	-	-
Museo de los Niños	Reimbursement of expenses	-	767	-	(9)	-	-	-
Austral Gold	Reimbursement of expenses	-	8	-	(1)	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	103	-	-	-	-	-
	Borrowings	-	68	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	228	-	-	-	-	-
	Borrowings	-	4	-	-	-	-	-
IRSA Real Estate Strategies LP	Capital contribution	-	-	-	(8)	-	-	-
IRSA Developments LP	Capital contribution	-	-	-	(13)	-	-	-
EMP	Management fees	-	-	-	(31)	-	-	-
Total Other related parties		-	73,757	-	(11,905)	-	-	-
Directors and Senior Management
Directors and Senior Management	Management fees	-	301	-	(23,830)	-	-	-
	Guarantee deposits	-	-	(20)	-	-	-	-
	Reimbursement of expenses	-	96	-	(10)	-	-	-
Total Directors and Senior Management		-	397	(20)	(23,840)	-	-	-
Total		97,412	86,000	(195)	(39,005)	(151,690)	(23,601)	(5,225)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2014:

Related party	Leases and/or rights to use	Management fees	Sale of goods and/or services	Compensation of Directors and senior management	Legal services	Financial operations	Commissions	Donations
Associates
Agro-Uranga S.A.	-	-	6,756	-	-	-	-	-
Tarshop S.A.	3,106	-	-	-	-	-	21	-
Banco Crédito y Securitización S.A.	2,055	-	-	-	-	-	-	-
Banco Hipotecario S.A.	1,010	-	-	-	-	(16,837)	-	-
Total Associates	6,171	-	6,756	-	-	(16,837)	21	-
Joint Ventures
Cyrsa S.A.	-	-	-	-	-	(7,895)	-	-
Cresca S.A.	-	-	13	-	-	-	-	-
Baicom Networks S.A.	-	6	-	-	-	67	-	-
Nuevo Puerto Santa Fe S.A.	(402)	1,233	-	-	-	(625)	-	-
Puerto Retiro S.A.	-	-	-	-	-	370	-	-
Quality Invest S.A.	-	108	-	-	-	-	-	-
Total Joint Ventures	(402)	1,347	13	-	-	(8,083)	-	-
Other related parties
Consultores Asset Management S.A. (CAMSA)	-	79	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	5,403	-	-
Estudio Zang, Bergel & Viñes	-	-	-	-	(2,431)	-	-	(1,905)
Hamonet S.A.	(250)	-	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(477)	-	-	-	-	-	-	-
Total Other related parties	(727)	79	-	-	(2,431)	5,403	-	(1,905)
Directors and Senior Management
Directors	-	-	-	(47,815)	-	-	-	-
Senior Management	-	-	-	(6,527)	-	-	-	-
Total Directors and Senior Management	-	-	-	(54,342)	-	-	-	-
Total	5,042	1,426	6,769	(54,342)	(2,431)	(19,517)	21	(1,905)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.  Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2013:

Related party	Leases and/or rights to use	Management fees	Sale of goods and/or services	Compensation of Directors and senior management	Legal services	Financial operations	Donations
Associates
Agro-Uranga S.A.	-	-	2,729	-	-	-	-
Tarshop S.A.	3,777	(239)	-	-	-	-	-
Banco Crédito y Securitización S.A.	178	-	-	-	-	-	-
Banco Hipotecario S.A.	262	-	-	-	-	22,358	-
Total Associates	4,217	(239)	2,729	-	-	22,358	-
Joint Ventures
Cyrsa S.A.	-	-	-	-	-	(8,628)	-
Cresca S.A.	-	46	-	-	-	2,216	-
Baicom Networks S.A.	-	6	-	-	-	59	-
Nuevo Puerto Santa Fe S.A.	(230)	986	-	-	-	-	-
Puerto Retiro S.A.	-	-	-	-	-	456	-
Quality Invest S.A.	-	108	-	-	-	-	-
Total Joint Ventures	(230)	1,146	-	-	-	(5,897)	-
Other related parties
Inversiones Financieras del Sur S.A.	-	-	-	-	-	9,139	-
Fundación IRSA	-	-	-	-	-	-	(1,450)
Estudio Zang, Bergel & Viñes	-	-	-	-	(1,522)	-	-
Hamonet S.A.	(171)	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(327)	-	-	-	-	-	-
Total Other related parties	(498)	-	-	-	(1,522)	9,139	(1,450)
Directors and Senior Management
Directors	-	-	-	(52,202)	-	-	-
Senior Management	-	-	-	(3,973)	-	-	-
Total Directors and Senior Management	-	-	-	(56,175)	-	-	-
Total	3,489	907	2,729	(56,175)	(1,522)	25,600	(1,450)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

36.	CNV General Resolution No 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 - Investment properties
Note 11 - Property, plant and equipment
Exhibit B - Intangible assets	Note 13 - Intangible assets
Exhibit C - Equity investments	Note 37 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 16 - Financial instruments by category
Note 17 - Restricted assets
Exhibit E - Provisions	Note 18 - Trade and other receivables
Note 24 – Provisions
Exhibit F - Cost of sale and services	Note 38 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 39 - Foreign currency assets and liabilities
Exhibit H – Exhibit of expenses	Note 30 - Expenses by nature

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

37.	Investments in associates and joint ventures

Issuer and type of securities	Class	Amount	Value recorded as of 12.31.14	Value recorded as of 06.30.14	Market value as of 12.31.14	Issuer´s information					% of ownership interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders' equity
Associates

Avenida Inc.	Shares	4,742,836	-	2,023	-	Investment	United States	-	-	-	17.68%
	Higher value		-	9,073
			-	11,096

Agromanagers S.A.	Shares	981,029	1,844	2,011	Not publicly traded	Investment	Argentina	2,094	(327)	3,936	46.84%
	Goodwill		796	796
			2,640	2,807

Agrouranga S.A.	Shares	893,069	15,529	23,239	Not publicly traded	Agricultural	Argentina	2,500	(8,358)	43,472	35.72%
	Higher value		11,179	11,179
			26,708	34,418

Banco Crédito y Securitización S.A. (1)	Shares	3,984,375	14,221	13,610	Not publicly traded	Financing	Argentina	62,500	(1) (2) 55,461	239,891	6.38%
			14,221	13,610

Banco Hipotecario S.A. (1)	Shares	448,491,787	1,288,964	1,212,781	4.35	Financing	Argentina	1,500,000	549,972	4,396,907	29.90%
	Higher value		(1,115)	(2,613)
	Goodwill		1,582	-
			1,289,431	1,210,168

Bitania 26 S.A.	Shares	4,724,203	13,786	12,308	Not publicly traded	Real Estate	Argentina	20,000	3,017	28,135	49.00%
	Goodwill		1,736	1,736
	Higher value		7,860	8,085
			23,382	22,129

IDB Development Corporation Ltd.	Shares	92,618,950	400,187	595,342	1.97 (3)	Investment	Israel	-	-	-	31.26%
			400,187	595,342

Lipstick Management LLC	Shares	N/A	2,225	1,689	Not publicly traded	Management company	United States	-	(2) 90	(2) 532	49.00%
	Irrevocable contributions		56	50
			2,281	1,739

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

37.	Investments in associates and joint ventures (Continued)

Issuer and type of securities	Class	Amount	Value recorded as of 12.31.14	Value recorded as of 06.30.14	Market value as of 12.31.14	Issuer´s information					% of ownership interest in common stock
						Principal activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders' equity

Manibil S.A.	Shares	37,747,880	39,837	38,279	Not publicly traded	Real Estate	Argentina	77,037	3,181	96,301	49.00%
	Irrevocable contributions		7,350	-
	Goodwill		10	10
			47,197	38,289

New Lipstick LLC	Shares	N/A	(254,997)	(193,590)	Not publicly traded	Real Estate	United States	-	(2) (16,224)	(2) (88,651)	49.82%
	Irrevocable contributions		1,485	16,667
			(253,512)	(176,923)

Supertel	Shares	1,261,723	3,227	31,577	Not publicly traded	Management company	United States	(2) 47	(2) (3,714)	(2) (12,345)	26.91%
			3,227	31,577

Tarshop S.A.	Shares	26,759,288	15,755	23,530	Not publicly traded	Consumer financing	Argentina	133,796	(38,885)	188,763	20.00%
	Irrevocable contributions		22,000	-
	Higher value		(4,235)	(4,668)
			33,520	18,862
Total Associates			1,589,282	1,803,114

Joint Ventures

Baicom Networks S.A.	Shares	4,701,455	2,928	2,950	Not publicly traded	Real Estate	Argentina	9,403	(722)	5,853	50.00%
	Irrevocable contributions		-	340
	Higher value		276	276
			3,204	3,566

Cresca S.A.	Shares	N/A	81,313	23,630	Not publicly traded	Agricultural	Paraguay	67,979	9,600	267,685	50.00%
	Irrevocable contributions		49,199	40,251
			130,512	63,881

Cyrsa S.A.	Shares	8,748,269	15,346	152,229	Not publicly traded	Real Estate	Argentina	17,497	9,933	30,692	50.00%
	Higher value		2,753	2,753
			18,099	154,982

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

37.	Investments in associates and joint ventures (Continued)

Issuer and type of securities	Class	Amount	Value recorded as of 12.31.14	Value recorded as of 06.30.14	Market value as of 12.31.14	Issuer´s information					% of ownership interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders' equity
Entertainment Holdings S.A.	Shares	22,395,574	23,128	19,092	Not publicly traded	Investment	Argentina	44,791	6,296	46,456	50.00%
	Irrevocable contributions		100	721
	Goodwill		26,647	26,647
	Higher value		(23,192)	(23,192)
			26,683	23,268

Entretenimiento Universal S.A.	Shares	300	(55)	(59)	Not publicly traded	Event organization and others	Argentina	12	(75)	(2,205)	2.5%
			(55)	(59)

Nuevo Puerto Santa Fe S.A.	Shares	138,750	20,908	21,566	Not publicly traded	Commercial	Argentina	27,750	3,934	41,817	50.00%
	Goodwill		1,323	3,980		real estate
	Higher value		3,892	1,323
			26,123	26,869

Puerto Retiro S.A.	Shares	23,067,250	14,950	13,868	Not publicly traded	Real Estate	Argentina	46,135	(1,398)	33,437	50.00%
	Irrevocable contributions		1,769	1,781
	Higher value		41,160	41,160
			57,879	56,809

Quality Invest S.A.	Shares	70,314,342	67,675	64,402	Not publicly traded	Real Estate	Argentina	140,629	5,545	135,349	50.00%
	Irrevocable contributions		-	500
	Goodwill		3,911	3,911
	Higher value		(2,889)	(2,886)
			68,697	65,927
Total Joint Ventures			331,142	395,243
Total investments in associates and joint ventures as of 12.31.14			(*) 1,920,424	-
Total investments in associates and joint ventures as of 06.30.14			-	(*) 2,198,357

(*)    Include a balance of Ps. (253,567) and Ps. (176,982) reflecting interests in companies with negative equity as of December 31, 2014 and June 30, 2014, respectively, which is reclassified to “Provisions” (Note 24).
(1)
Amounts correspond to the Financial Statements of Banco Hipotecario S.A. and Banco Crédito y Securitización S.A. prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, the adjustments necessary to adequate the financial statements to IFRS have been considered.

(2)	Amounts stated in US dollar.
(3)     Market value in NIS

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

38.	Cost of sales and services provided

	Agricultural business				Urban properties and investments business
Description	Biological assets	Inventories	Agricultural services	Subtotal Agricultural business	Services and other operating costs	Trading properties	Hotels	Others	Subtotal Urban properties and investments business	Total as of 12.31.14	Total as of 12.31.13
Inventories as of the period / year	345,771	420,387	-	766,158	-	137,151	6,011	-	143,162	(i) 909,320	(ii) 667,280

Initial recognition and changes in the fair value of biological assets and agriculture produce at the point of harvest	76,132	12,880	-	89,012	-	-	-	-	-	89,012	49,310

Changes in the net realizable value of agriculture produce after harvest	-	(15,951)	-	(15,951)	-	-	-	-	-	(15,951)	(9,217)

Decrease due to harvest	-	432,937	-	432,937	-	-	-	-	-	432,937	186,017
Acquisitions and classifications	6,437	812,013	(58,894)	759,556	-	-	-	-	-	759,556	639,716
Consume	(370)	(352,835)	-	(353,205)	-	-	-	-	-	(353,205)	(242,205)
Additions	-	-	-	-	-	169	-	-	169	169	3,806
Disposals	-	-	-	-	-	(1,039)	1,069	-	30	30	(4,104)
Expenses incurred	-	44,113	31,963	76,076	608,667	6,452	138,109	64	753,292	829,368	698,573
Currency translation adjustment	-	(24,141)	-	(24,141)	-	(1,452)	-	-	(1,452)	(25,593)	20,198
Inventories as of the period / year	(341,733)	(315,320)	-	(657,053)	-	(134,482)	(6,667)	-	(141,149)	(iii) (798,202)	(iv) (696,500)
Costs as of 12.31.14	86,237	1,014,083	(26,931)	1,073,389	608,667	6,799	138,522	64	754,052	1,827,441	-
Costs as of 12.31.13	55,011	585,915	25,301	666,227	532,928	8,111	105,437	171	646,647	-	1,312,874

(i)   Includes Ps. (13,373) corresponding to materials of IRSA and FyO as of June 30, 2014.
(ii)  Includes Ps. (10,358) corresponding to materials and inputs of IRSA as of June 30, 2013.
(iii) Includes Ps. (13,337) corresponding to materials and inputs of IRSA as of December 31, 2014.
(iv) Includes Ps. (12,198) corresponding to materials and inputs of IRSA and FyO as of December 31, 2013.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

39.	Foreign currency assets and liabilities

        Book amounts of foreign currency assets and liabilities as of December 31, 2014 and June 30, 2014 are as follows:

Items (3)	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 12.31.14	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.14
Assets
Restricted assets
US Dollar	2,629	8.451	22,221	6,372	8.033	51,189
Total restricted assets			22,221			51,189
Trade and other receivables
Uruguayan Peso	1,084	0.400	434	1,162	0.356	414
US Dollar	30,993	8.451	261,925	29,646	8.033	238,144
Euros	0.2923	10.265	3	2	10.991	26
Swiss francs	80	8.540	683	27	9.051	242
Total trade and other receivables			263,045			238,826
Investment in financial assets
US Dollar	44,992	8.451	380,231	67,062	8.033	538,710
New Israel Shekel	-	-	-	5	2.377	13
Uruguayan Peso	883	13.146	11,603	39,905	0.356	14,206
Total Investment in financial assets			391,834			552,929
Derivative financial instruments
US Dollar	5,773	8.451	48,791	3,839	8.033	30,841
New Israel Shekel	1,202	2.193	2,636	-	-	-
Total Derivative financial instruments			51,427			30,841
Cash and cash equivalents
Uruguayan Peso	185	0.400	74	101	0.356	36
US Dollar	57,681	8.451	487,462	19,605	8.033	157,484
Euros	112	10.265	1,147	121	10.991	1,329
Swiss francs	-	-	-	1	9.051	1
New Israel Shekel	54	2.193	119	116,210	2.377	276,235
Pounds	2	13.146	31	2	13.913	32
Yenes	42	0.071	3	2	2.377	4
Brazilian Reais	6	3.350	20	3	3.550	9
Total Cash and cash equivalents			488,856			435,130

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

39.	Foreign currency assets and liabilities (Continued)

Items (3)	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 12.31.14	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.14
Liabilities
Trade and other payables
Uruguayan Peso	1,761	0.421	741	1,520	0.382	580
US Dollar	27,965	8.551	239,125	18,030	8.133	146,635
Euros	0.2883	10.407	3	1	11.148	3
Total trade and other payables			239,869			147,218
Borrowings
US Dollar	663,408	8.551	5,672,802	712,773	8.133	5,796,986
Total borrowings			5,672,802			5,796,986
Derivative financial instruments
US Dollar	-	-	-	204	3.69	753
New Israel Shekel	229,705	2.193	503,743	134,980	2.377	320,847
Total Derivative financial instruments			503,743			321,600
Provisions
US Dollar	50	8.551	428	200	8.133	1,627
Total provisions			428			1,627
Payroll and social security liabilities
US Dollar	18	8.551	158	-	-	-
Total payroll and social security liabilities			158			-

(1)	Exchange rate as of December 31, 2014 and June 30, 2014 according to Banco Nación Argentina records.
(2)	Considering foreign currencies those that differ from Company’s functional currency at each period/year-end.
(3)	The Company uses derivative financial instruments as complement in order to reduce its exposure to exchange rate movements (Note 20).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

40.	CNV General Ruling No. 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Gral. Rivas 401, Avellaneda, Province of Buenos Aires
Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. To the date of these financial statements, the Group is waiting for the company that experienced the fire to report whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Group, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

41.	Group of assets held for sale

    Assets and liabilities related to the operation of the building located in 183 Madison Av., NY, United States, owned by the subsidiary of the Group, Rigby 183 LLC, and that form part of the international business segment, have been reported in the balance sheet as of June 30, 2014 as available for sale as per the contract for the sale of the building entered on May 16, 2014. The transaction is subject to compliance with certain conditions which were complied in September 2014. Upon completion of such conditions, the company should deposit in an escrow account the amount of US$ 1 million for a term of six months to cover potential hidden defects.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

41.	Group of assets held for sale (Continued)

   Pursuant to IFRS 5, assets and liabilities available for sale have been valued at the lower of their book value or fair value less selling cost. Since fair value is higher than book value of the pool of assets available for sale including some goodwill related to the acquisition, no impairment has been recorded as of June 30, 2014.

   The following table shows the main assets and liabilities held for sale:

   Group’s assets held for sale

06.30.14
Investment properties	1,098,990
Intangible assets - Goodwill	77,086
Restricted assets	163,501
Trade and other receivables	17,990
Derivative financial instruments	299
Total	1,357,866

   Group’s liabilities directly associated to assets classified as held for sale

06.30.14
Trade and other payables	170,245
Deferred income tax liabilities	33,346
Borrowings	603,021
Total	806,612

    As indicated in note 4, on September 29, 2014, the sale of the Madison 183 Building was finalized in the amount of US$ 185 million. Proceeds from the sale were Ps. 1,535 million, while associated costs amounted to Ps. 1,238 million, thus making a gain on the transaction of Ps. 296.5 million, included in the line item Gain from disposal of investment properties in the Income Statement.

    Upon the sale, the Group deposited US$ 1,037 million under escrow (approximately equals to Ps. 8.8 million at the exchange rate prevailing on December 31, 2014)  to cover for potential additional costs that may arise in relation to the transaction, which amount is accounted for under Restricted assets.

42.	Negative working capital

    At the end of the period, the Group carried a working capital deficit, whose treatment is being considered by the Board of Directors and Management.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

43.	Subsequent events

  • On January 7, 2015 the Board of BHSA decided to make available to shareholders as from January 16, 2015 the dividends that had been approved by the General Ordinary Shareholders’ Meeting held on April 24, 2014 in the amount of Ps. 42 million, following a ruling with no objection whatsoever issued by the BCRA on December 23, 2014.

   • Cancellation of treasury shares
   On January 27, 2015, the Company announced to the market under “Relevant Events”, that 195,800 (one hundred ninety five thousand eight hundred) common Treasury shares (the “Shares”) would be cancelled in an amount of Ps. 6,164. Shares were acquired through the common shares repurchase program approved by the Board of Directors on September 2, 2013. The Company’s capital stock in the amount of Ps. 875,381,000 (eight hundred seventy five thousand million three hundred eighty one thousand pesos) did not change as a result of the Shares being cancelled, but will be composed of 58,226,600 (fifty eight million two hundred twenty six thousand six hundred) common shares.

   • On January 19, 2015, DFL acquired in the open market 94,000 shares of IDBD for a total amount of NIS 0.13 million (equal to US$ 0.03 million on the purchase date) and later sold 50% to ETH in accordance with the terms and conditions of the agreement executed between the parties. Additionally, DFL acquired 42,564 shares of Discount Investment Corporation Ltd, a subsidiary of IDBD, for a consideration of NIS 0.24 million (equal to US$ 0.06 million on the purchase date), 50% of which were offered to ETH under the terms and conditions of the agreement entered into between the parties. However, ETH decided not to acquire 50% of the shares.

   Besides, on January 19, 2015, IDBD issued a prospectus for the Rights Offering pursuant to the irrevocable tender offer of DN B.V. granting on January 26, 2015 on 1 Right (one “New Right”) for each 25 shares of IDBD held. These new rights allow to subscribe on February 10, 2015 an amount of 45 common shares of IDBD at a price of NIS 68.04 (NIS 1.512 per share) and 20 Warrants Series 4, 19 Warrants Series 5 and 17 Warrants Series 6 to be issued by IDBD, with no charge. Each warrant to be issued by IDBD entitles to the acquisition of one common share of IDBD. Series 4 falls due on February 10, 2016 and will be exercisable at NIS 1.663 per warrant. Series 5 falls due on February 12, 2017 and will be exercisable at NIS 1.814 per warrant. Series 6 falls due on February 12, 2018 and will be exercisable at NIS 1.966 per warrant. The Rights Offering prospectus also provides that on February 5, 2015, rights received will be traded in the open market.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

43.	Subsequent events (Continued)

  As a result of the Rights Offering described above, on January 26, 2015, DN B.V. received 3.7 million New Rights and DFL received 1,880 New Rights. Additionally, on February 5, 2015, DN B.V. acquired 2.05 million New Rights for a total amount of NIS 0.94 million (equal to US$ 0.24 million on the purchase date), 50% of which were offered to ETH pursuant to the terms and conditions of the agreement entered into between the parties.

    On February 4, 2015, ETH forwarded a communication to IDBD expressing that, in view of the circumstances at the time of the letter, it would not exercise the New Rights that belongs to it pro rata, but making it clear that ETH reserved the right to change its decision.

    As a result of the New Rights, the prices corresponding to committed tender offers mentioned in Note 9 have been adjusted accordingly to NIS 7.798 and NIS 8.188 per share for the 2015 and 2016 commitments, respectively, and the number of shares pledged by DN B.V. will be adjusted accordingly.

    On the balance sheet date, DN B.V. had a total of 92,618,950 common shares, 16,170,392 warrants Series 2, 15,998,787 warrants Series 3 and 5,753,013 New Rights of IDBD, which represented an undiluted holding of 31.26% and a fully diluted holding of 32.38% of IDBD; however, such figures will be modified based on the outcome of the Rights Offering, on February 10, 2015. In addition, DFL held 47,000 shares and 1,880 New Rights of IDBD, which represented an undiluted interest of 0.02% and a fully diluted interest of 0.01%, subject to the same clarifications as BN B.V. as regards Rights Offering.

    On the balance sheet date, the number of shares pledged to secure the tender offers amounted to 29,937,591. After exercising the Rights Offering scheduled for subscription on February 10, 2015, a total of 32,033,855 pledged shares will be maintained, and in compliance with the Rules of the Tel Aviv Stock Exchange, a total of 46,002,541 shares and 335,715 warrants of each one of Series 2 and 3 will be blocked.

    As from December 31, 2014, the value per share of IDBD declined from NIS 1.97 per share to NIS 1.27 per share and the NIS/US$ exchange rate went from 3.8987 NIS per Dollar to 3.899 NIS per Dollar, resulting in a reduction of the Group financial assets by US$ 16.43 million (approximately Ps. 142.7 million) and an increase in the Group’s liabilities associated to the tender offers committed of US$ 5.1 million (approximately Ps. 43.9 million).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23° floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements attached of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed  interim consolidated statements of financial position as of December 31, 2014, the unaudited condensed interim consolidated statement of  income and comprehensive income for the six and three-month period ended December 31, 2014, the unaudited condensed interim consolidated statement of changes in shareholders’ equity and the unaudited condensed interim consolidated  statement of cash flows for the six-month period ended December 31, 2014 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2014 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of  these unaudited condensed interim consolidated financial statements  in accordance with the International Financial Reporting Standards , adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE)  as professional accounting standards and added by the National Securities Commission (CNV) to its regulations as approved by the International Accounting Standard Board (IASB) and , for this reason,  is responsible for the preparation and presentation of the unaudited condensed interim consolidated  financial statements mentioned in first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph “Scope of our review”.

Free translation from the original prepared in Spanish for publication in Argentina

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of income and comprehensive income and the consolidated statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of the International Accounting Standard No. 34.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are recorded in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of  Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

c)	we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

d)
at December 31, 2014, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 4,478,219 which was no callable at that date.

Autonomous City of Buenos Aires, February 9, 2015

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of December 31, 2014 and June 30, 2014 and for the six-month periods ended December 31, 2014 and 2013

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2014 and June 30, 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.14	06.30.14
ASSETS
Non-current assets
Investment properties	7	18,822	20,184
Property, plant and equipment	8	445,551	422,113
Intangible assets	9	18,021	18,355
Biological assets	10	291,543	301,980
Investments in subsidiaries, associates and joint ventures	6	2,408,371	2,901,451
Deferred income tax assets	21	389,982	302,991
Income tax and minimum presumed income tax credits		59,977	66,052
Trade and other receivables	13	12	-
Total Non-current assets		3,632,279	4,033,126
Current assets
Biological assets	10	203,796	188,231
Inventories	11	203,613	217,078
Income tax and minimum presumed income tax credits		1,824	165
Trade and other receivables	13	317,373	341,158
Derivative financial instruments	15	271	405
Investment in financial assets	14	105,981	258,774
Cash and cash equivalents	16	79,805	53,472
Total Current assets		912,663	1,059,283
TOTAL ASSETS		4,544,942	5,092,409
SHAREHOLDERS’ EQUITY
Share capital		493,494	490,997
Treasury stock		8,069	10,566
Inflation adjustment of share capital		64,373	64,047
Inflation adjustment of treasury stock		1,052	1,378
Share premium		552,198	773,079
Cost of treasury stock		(32,198)	(54,876)
Share warrants		106,264	106,264
Changes in interest in subsidiaries		(31,131)	(15,429)
Cumulative translation adjustment		449,482	633,607
Equity-settled compensation		76,127	70,028
Legal reserve		-	81,616
Reserve for new developments		-	17,065
Special reserve		-	633,940
Reserve for the acquisition of securities issued by the Company		32,198	200,000
Retained earnings		(215,373)	(1,066,428)
TOTAL SHAREHOLDERS’ EQUITY		1,504,555	1,945,854
LIABILITIES
Non-current liabilities
Trade and other payables	17	1,018	1,170
Borrowings	20	1,807,503	1,407,570
Provisions	19	2,068	1,687
Total Non-current liabilities		1,810,589	1,410,427
Current Liabilities
Trade and other payables	17	220,898	116,702
Payroll and social security liabilities	18	35,312	52,774
Borrowings	20	959,841	1,522,853
Derivative financial instruments	15	11,160	38,441
Provisions	19	2,587	80
Minimum Presumed Income tax		-	5,278
Total Current liabilities		1,229,798	1,736,128
TOTAL LIABILITIES		3,040,387	3,146,555
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		4,544,942	5,092,409

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

  1

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income
for the six and three-month periods beginning on July 1 and on October 1, 2014 and 2013 and ended December 31, 2014 and 2013
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months				Three months
	Note	2015		2014		2015	2014
Revenues	23	488,075		343,105		166,693	77,385
Costs	24	(726,569)		(464,209)		(317,727)	(164,445)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest		332,694		154,908		188,157	103,933
Changes in the net realizable value of agricultural produce after harvest		(9,405)		(3,869)		5,417	415
Gross profit		84,795		29,935		42,540	17,288
Gain from disposal of farmlands		195,875		-		-	-
General and administrative expenses	25	(46,507)		(58,985)		(21,830)	(27,563)
Selling expenses	25	(83,990)		(46,841)		(29,763)	(13,932)
Other operating results, net	27	3,692		3,088		(5,303)	5,777
Profit / (Loss) from operations		153,865		(72,803)		(14,356)	(18,430)
Share of loss of subsidiaries, associates and joint ventures	6	(212,182)		(53,161)		(4,122)	(71,651)
Loss before financing and taxation		(58,317)		(125,964)		(18,478)	(90,081)
Finance incomes	28	15,219		41,241		4,634	29,078
Finance costs	28	(229,053)		(444,014)		(83,495)	(294,333)
Other financial results	28	(48,725)		41,306		(39,408)	27,009
Financial results, net	28	(262,559)		(361,467)		(118,269)	(238,246)
Loss before Income tax		(320,876)		(487,431)		(136,747)	(328,327)
Income tax gain	21	104,993		155,401		42,869	94,146
Loss for the period		(215,883)		(332,030)		(93,878)	(234,181)

Loss per share for the period:
Basic		(0.44)		(0.67)		(0.19)	(0.47)
Diluted		(0.44)	(i)	(0.67)	(i)	(0.19)	(0.47)

(i) Due to the loss for the period, there is no diluted effect on this result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

2

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the six and three-month periods beginning on July 1 and on October 1, 2014 and 2013 and ended December 31, 2014 and 2013
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Six months		Three months
	2015	2014	2015	2014
Loss for the period	(215,883)	(332,030)	(93,878)	(234,181)
Other Comprehensive Income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures	(184,125)	169,074	(353,199)	97,484
Other comprehensive (loss) / income for the period (i)	(184,125)	169,074	(353,199)	97,484
Total comprehensive loss for the period	(400,008)	(162,956)	(447,077)	(136,697)

(i)	Items included in other comprehensive income do not generate any impact on the income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

3

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury stock	Inflation adjustment of share capital	Inflation adjustment of treasury stock	Share premium	Cost of treasury stock	Share warrants	Subtotal	Changes in interest in subsidiaries	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Reserve for the acquisition of securities issued by the Company	Retained earnings	Total shareholders’ equity
Balance as of June 30, 2014	490,997	10,566	64,047	1,378	773,079	(54,876)	106,264	1,391,455	(15,429)	633,607	70,028	81,616	17,065	633,940	200,000	(1,066,428)	1,945,854
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(215,883)	(215,883)
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(184,125)	-	-	-	-	-	-	(184,125)
Total comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(184,125)	-	-	-	-	-	(215,883)	(400,008)
Appropriation of retained earnings resolved by Shareholders’ Meeting held on November 17, 2014:
- Share distribution	5,565	(5,565)	726	(726)	-	54,876	-	54,876	-	-	-	-	-	-	(54,876)	-	-
Loss absorption:
- Share premium	-	-	-	-	(220,881)	-	-	(220,881)	-	-	-	-	-	-	-	220,881	-
- Legal reserve	-	-	-	-	-	-	-	-	-	-	-	(81,616)	-	-	-	81,616	-
- Special reserve	-	-	-	-	-	-	-	-	-	-	-	-	-	(633,940)	-	633,940	-
- Reserve for repurchase of share	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(112,926)	112,926	-
- Reserve for new developments	-	-	-	-	-	-	-	-	-	-	-	-	(17,065)	-	-	17,065	-
Equity-settled compensation	-	-	-	-	-	-	-	-	-	-	6,099	-	-	-	-	-	6,099
Acquisition of treasury stock	(3,068)	3,068	(400)	400	-	(32,198)	-	(32,198)	-	-	-	-	-	-	-	-	(32,198)
Changes in interest in subsidiaries	-	-	-	-	-	-	-	-	(15,702)	-	-	-	-	-	-	-	(15,702)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	510	510
Balance as of December 31, 2014	493,494	8,069	64,373	1,052	552,198	(32,198)	106,264	1,193,252	(31,131)	449,482	76,127	-	-	-	32,198	(215,373)	1,504,555

(1) Corresponding to General Resolution 609/12 of the National Securities Commission. See Note 27 of Unaudited Condensed Interim Consolidated Financial Statements.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

4

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury stock	Inflation adjustment of share capital	Inflation adjustment of treasury stock	Share premium	Share warrants	Subtotal	Changes in interest in subsidiaries	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Retained earnings	Total shareholders’ equity
Balance as of June 30, 2013	496,562	5,001	64,773	652	773,079	106,264	1,446,331	(21,996)	2,284	8,345	46,835	337,065	695,628	(26,522)	2,487,970
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	-	-	(332,030)	(332,030)
Other comprehensive income for the period	-	-	-	-	-	-	-	-	169,074	-	-	-	-	-	169,074
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	-	169,074	-	-	-	-	(332,030)	(162,956)
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 31, 2013:
- Legal reserve	-	-	-	-	-	-	-	-	-	-	34,781	-	(34,781)	-	-
- Other reserves	-	-	-	-	-	-	-	-	-	-	-	-	(26,907)	26,907	-
- Cash dividends	-	-	-	-	-	-	-	-	-	-	-	(120,000)	-	-	(120,000)
Equity-settled compensation	-	-	-	-	-	-	-	-	-	11,360	-	-	-	-	11,360
Changes in interest in subsidiaries	-	-	-	-	-	-	-	12,290	-	-	-	-	-	-	12,290
Cancellation of BrasilAgro warrants	-	-	-	-	-	-	-	-	-	(288)	-	-	-	-	(288)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	494	494
Balance as of December 31, 2013	496,562	5,001	64,773	652	773,079	106,264	1,446,331	(9,706)	171,358	19,417	81,616	217,065	633,940	(331,151)	2,228,870

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

5

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month periods ended December 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.14	12.31.13
Operating activities:
Cash generated from operations	16	(19,159)	37,424
Net cash (used in) / generated from operating activities		(19,159)	37,424
Investing activities:
Acquisition of non-controlling interest in subsidiaries		(19,940)	-
Proceeds from sale of interest in companies		55,312	-
Capital contribution to subsidiaries, associates and joint ventures	6	(791)	(4,367)
Acquisition of investment properties	7	(2,093)	(1,483)
Proceeds from sale of investment properties		8	79
Acquisition of property, plant and equipment	8	(35,075)	(19,515)
Proceeds from sale of property, plant and equipment		1,153	632
Proceeds from sale of farmlands		161,712	-
Acquisition of intangible assets	9	(58)	(17)
Purchase of investment in financial assets		(1,101,151)	(1,637,253)
Proceeds from disposals of investments in financial assets		1,332,984	1,161,818
Loans granted to subsidiaries, associates and joint ventures		(9,819)	(27,075)
Loans repayments received from subsidiaries, associates and joint ventures		37,237	949
Dividends received		41,299	3,287
Cash incorporated by merger		508	-
Net cash generated from / (used in) investing activities		461,286	(522,945)
Financing activities:
Purchase of treasury stock		(32,198)	-
Proceeds from issuance of non-convertible notes		454,707	833,561
Repayment of non-convertible notes		(598,943)	(237,116)
Repurchase of non-convertible notes		(85,510)	-
Dividends paid		-	(52,402)
Proceeds from borrowings		34,730	59,455
Repayment of derivative financial instruments		(38,036)	-
Repayment of borrowings		(55,367)	(3,623)
Repayment of borrowings from subsidiaries, associates and joint ventures		-	(186)
Repayment of warrants		-	(288)
Repayment of seller financing		(212)	(108)
Interest paid		(96,098)	(83,471)
Net Cash flows (used in) / generated from financing activities		(416,927)	515,822
Net increase in cash and cash equivalents		25,200	30,301
Cash and cash equivalents at beginning of the period	16	53,472	36,739
Foreign exchange gain / (loss) on cash and cash equivalents		1,133	(981)
Cash and cash equivalents at the end of the period		79,805	66,059

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

  6

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information

1.1	The Company’s business and general information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on February 9, 2015.

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.	Basis of preparation

These Unaudited Condensed Interim Separate Financial Statements of the Company have been prepared in accordance with Technical Resolutions No. 26 (RT 26) of Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym) and IAS 34 “Interim Financial Reporting”.

Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of article 1, Chapter III, Title IV of General Ruling 622/13. Such information is included in the Notes to the Unaudited Condensed Interim Separate Financial Statements according to International Financial Reporting Standards ("IFRS").

These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual audited Separate Financial Statements of the Company as of June 30, 2014. These Unaudited Condensed Interim Separate Financial Statements are expressed in thousands of Argentine Pesos.

The Unaudited Condensed Interim Separate Financial Statements for the six-month periods ended December 31, 2014 and 2013 have not been audited. The Company´s management believes they include all necessary adjustments to fairly present the results of each period. Results for the six-month periods ended December 31, 2014 and 2013 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

7

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.2.	Significant accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the preparation of the information under RT 26 as of June 30, 2014 and are based on those IFRS in force as of June 30, 2014 (except for the accounting of investments in subsidiaries, associates and joint ventures, which are accounted for under the equity method as required in RT 26). Furthermore, the most significant accounting policies are described in the annual Consolidated Financial Statements as of June 30, 2014.

2.3.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Interim Condensed Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the annual separate financial statements for the fiscal year ended June 30, 2014, except for changes in provisions for income tax, for legal claims and for doubtful accounts.

2.4.	Merger with Cactus Argentina S.A.

During September 2014, the Company entered into a pre-merger commitment with its wholly-owned subsidiary Cactus Argentina S.A. whereby the Company would be the absorbent Company and Cactus would be the absorbed Company.

8

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

   The following table shows a summary of the effect that Cactus Argentina S.A.'s merge would have had on the Separate Statements of financial position as of June 30, 2014.

Caption	Issued Financial Statements as of 06.30.14 Ps.	Cactus as of 06.30.14 Ps.	Eliminations / Reclassifications as of 06.30.14 Ps.	Financial Statements considering the merger as of 06.30.14 Ps.
Non-current assets	4,033,126	56,430	(113,876)	3,975,680
Current assets	1,059,283	68,547	(34,483)	1,093,347
Total assets	5,092,409	124,977	(148,359)	5,069,027
Non-current liabilities	1,410,427	777	(398)	1,410,806
Current liabilities	1,736,128	7,299	(31,060)	1,712,367
Total liabilities	3,146,555	8,076	(31,458)	3,123,173
Shareholders’ Equity	1,945,854	116,901	(116,901)	1,945,854

The following table shows a summary of the effect that Cactus Argentina S.A.'s merge would have had on the Separate Statements of Income and Cash Flows as of December 31, 2013.

	Issued Financial Statements as of 12.31.13 Ps.	Cactus as of 12.31.13 Ps.	Eliminations / Reclassifications as of 12.31.13 Ps.	Financial Statements considering the merger as of 12.31.13 Ps.
Caption	Information about profit / (loss) for the six-month period
Revenues	343,105	5,226	(5,223)	343,108
Costs	(464,209)	(6,142)	5,223	(465,128)
Gross Profit	29,935	(916)	-	29,019
Loss from Operations	(72,803)	(1,611)	-	(74,414)
Loss for the period	(332,030)	(3,314)	3,314	(332,030)
	Information about profit / (loss) for the six-month period
Net cash generated from operating activities	37,424	(4,024)	-	33,400
Net cash used in investing activities	(522,945)	560	1,520	(520,865)
Net cash used in financing activities	515,822	3,491	(1,520)	517,793

2.5.	Comparative information

  Amounts as of December 31, 2013 and June 30, 2014, which are disclosed for comparative purposes have been taken from the separate financial statements as of such dates. The financial statements originally issued have been subject to certain reclassifications required in order to present these figures comparatively with this period.

9

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Seasonal effects on operations

    The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between February and June every year. Wheat is generally harvested between November and January every year. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results each quarter.

4.	Acquisitions and disposals

    On July 31, 2014 the Company transferred to IRSA an area of 1,058 hectares located in Luján, in Buenos Aires Province. The amount of the transaction was Ps. 210 million, which has already been paid in full.

    See summary of acquisitions and additional disposals of the Company for the six-month period ended December 31, 2014 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

5.	Financial risk management and fair value estimates

5.1.	Financial risk

    The Company’s activities are exposed to several financial risks, namely: market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

    Note 5 to the annual Consolidated Financial Statements provide information on financial risk management as of June 30, 2014 and 2013. Since June 30, 2014 there have been no changes in the risk management or risk management policies applied by the Company.

5.2. Fair value estimates

    Since June 30, 2014 there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost). Nor there have been transfers between the several tiers used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

10

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Information about principal subsidiaries, associates and joint ventures

    The Company conducts its business through several subsidiaries, associates and joint ventures.

    Set out below are the changes in Company’s investment in subsidiaries, associates and joint ventures for the six-month period ended December 31, 2014 and for the fiscal year ended June 30, 2014:

	December 31, 2014	June 30, 2014
Beginning of the period / year	2,901,451	2,872,627
Balance incorporated by merger with Cactus	(63,671)	-
Acquisition of subsidiaries, associates and joint ventures (i)	(15,503)	(8,657)
Capital contribution	791	79,411
Disposal of interest in subsidiaries	(11,879)	14,862
Share of loss	(212,182)	(528,037)
Currency translation adjustment	(184,125)	631,323
Equity-settled compensation	1,471	30,571
Dividends distributed	(5,867)	(210,299)
Reimbursement of expired dividends	510	1,067
Intergroup transactions	(2,625)	18,583
End of the period / year	2,408,371	2,901,451

(i)	Includes the effect of changes in subsidiaries as consequence of repurchase of equity interest.

See changes in Company’s investment in associates and joint ventures for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 in Notes 8 and 9 to the Unaudited Condensed Interim Consolidated Financial Statements.

11

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Investment properties

Changes in Company’s investment properties for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	December 31, 2014	June 30, 2014
Beginning of the period / year	20,184	25,838
Additions	2,093	2,106
Reclassification to property, plant and equipment	(3,227)	(7,293)
Disposals	(8)	(79)
Depreciation charges (i)	(220)	(388)
End of the period / year	18,822	20,184

(i)	Depreciation charges of investment property were included in “Costs” in the Income Statement (Note 25).

The following amounts have been recognized in the income statement:

	December 31, 2014	December 31, 2013
Rental and service incomes	11,026	7,151
Direct operating expenses	4,282	2,528

12

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Property, plant and equipment

   Changes in Company’s property, plant and equipment ("PPE") for the six-month period ended December 31, 2014 and for the fiscal year ended June 30, 2014 were as follows:

	Owner-occupied farmland (ii)	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
As of June 30, 2013:
Costs	408,158	819	1,280	23,020	6,655	439,932
Accumulated depreciation	(32,596)	(658)	(876)	(14,630)	(3,185)	(51,945)
Net book amount	375,562	161	404	8,390	3,470	387,987
Year ended June 30, 2014:
Opening net book amount	375,562	161	404	8,390	3,470	387,987
Additions	32,369	10	122	2,883	2,371	37,755
Reclassifications of investment properties	7,293	-	-	-	-	7,293
Disposals	(665)	-	(3)	(5)	(220)	(893)
Depreciation charges (i)	(7,108)	(51)	(73)	(1,757)	(1,040)	(10,029)
Closing net book amount	407,451	120	450	9,511	4,581	422,113
Period ended December 31, 2014
Opening net book amount	407,451	120	450	9,511	4,581	422,113
Residual value from merger with Cactus	1,713	-	5	172	-	1,890
Additions	32,361	-	103	1,777	1,174	35,415
Reclassifications of investment properties	3,227	-	-	-	-	3,227
Disposals	(10,849)	(10)	(1)	(43)	(71)	(10,974)
Depreciation charges (i) (Note 25)	(4,358)	(19)	(39)	(1,063)	(641)	(6,120)
Closing net book amount	429,545	91	518	10,354	5,043	445,551
At December 31, 2014:
Costs	475,794	819	1,513	27,483	9,568	515,177
Accumulated depreciation	(46,249)	(728)	(995)	(17,129)	(4,525)	(69,626)
Net book amount	429,545	91	518	10,354	5,043	445,551

(i)
For the six-month period ended December 31, 2014, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 854 under the line item “General and administrative expenses”, Ps. 48 under the line item “Selling expenses” and Ps. 5,218 under the line item “Cost” in the  Income Statement. For the fiscal year ended June 30, 2014, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 1,480 under the line item “General and administrative expenses”, Ps. 75 under the line item “Selling expenses” and Ps. 8,474 under the line item “Cost” in the Income Statement.

13

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Intangible assets

   Changes in the Company’s intangible assets for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	Computer software	Rights of use	Total
Opening net book amount	91	19,065	19,156
Additions	37	-	37
Amortization charges (i)	(86)	(752)	(838)
Net book amount as of June 30, 2014	42	18,313	18,355
Additions	58	-	58
Amortization charges (i)	(16)	(376)	(392)
Net book amount as of December 31, 2014	84	17,937	18,021
Costs	467	19,818	20,285
Accumulated depreciation	(383)	(1,881)	(2,264)
Net book amount as of December 31, 2014	84	17,937	18,021

(i)	Amortization charges are included in “General and administrative expenses” in the Income Statement. There is no impairment charges for any of the periods presented.

10.	Biological assets

   Changes in the Company’s biological assets for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	December 31, 2014	June 30, 2014
Beginning of the period / year	490,211	274,834
Increase due to purchases	6,437	37,482
Initial recognition and changes in the fair value of biological assets	299,852	610,162
Decrease due to harvest	(214,130)	(355,887)
Decrease due to sales	(86,237)	(75,900)
Decrease due to consumption	(859)	(480)
Incorporated by merger	65	-
End of the period / year	495,339	490,211

14

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.  Biological assets (Continued)

   Biological assets as of December 31, 2014 and June 30, 2014 were as follows:

	Classification	December 31, 2014	June 30, 2014
Non-current
Cattle for dairy production	Production	40,969	37,217
Breeding cattle	Production	239,809	254,398
Other cattle	Production	5,560	5,682
Others biological assets	Production	5,205	4,683
Non-current biological assets		291,543	301,980
Current
Cattle for dairy production	Consumable	36	46
Cattle for sale	Consumable	54,488	47,702
Crops fields	Consumable	148,401	139,822
Other cattle	Consumable	871	661
Current biological assets		203,796	188,231
Total biological assets		495,339	490,211

  The following tables present the Company’s biological assets that are measured at fair value as of December 31, 2014 and June 30, 2014 and their allocation to the fair value hierarchy:

	December 31, 2014
	Level 1		Level 2	Level 3	Total
Cattle for dairy production	-		41,005	-	41,005
Breeding cattle and cattle for sale	-		294,297	-	294,297
Other cattle	-		6,431	-	6,431
Other biological assets (i)	5,205		-	-	5,205
Crops fields	138,651	(i)	-	9,750	148,401
Total	143,856		341,733	9,750	495,339

(i)	Biological assets that have no significant growth, are valued at cost, since it is considered that this value is similar to fair value.

	June 30, 2014
	Level 1			Level 2	Level 3	Total
Cattle for dairy production	-			37,263	-	37,263
Breeding cattle and cattle for sale	-			302,100	-	302,100
Other cattle	-			6,343	-	6,343
Other biological assets (i)	4,683	(i)		-	-	4,683
Crops fields	8,561		(i)	-	131,261	139,822
Total	13,244			345,706	131,261	490,211

(i)	Biological assets that have no significant growth are valued at cost, since it is considered that this value is similar to fair value.

15

10.  Biological assets (Continued)

   Changes in Level 3 biological assets for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 are included in the following table:

Crop fields with significant biological growth
As of June 30, 2013	37,400
Initial recognition and changes in the fair value of biological assets	424,298
Harvest	(330,437)
As of June 30, 2014	131,261
Initial recognition and changes in the fair value of biological assets	88,803
Harvest	(210,314)
As of December 31, 2014	9,750

  When no quoted prices in an active market are available, values are based on recognized valuation methods. The company uses a range of valuation models for the measurement of Level 2 and Level 3 biological assets. The following table presents models and main parameters:

Level 2

Description	Pricing model	Parameters
Cattle	Comparable market prices	Price per livestock head/kg and per category

Level 3

Description	Pricing model	Pricing method	Parameters	Range
Crop fields	Discounted cash flows	-	Yields – Operating cost –Selling expenses - Future of sale prices	Argentina
Yields 1 - 1.87 tn/ha
Future of sale prices: 2,246 - 2,975 Ps./tn
Selling expenses: 485 - 559 Ps./tn
Operating cost: 1,400 -3,968 Ps. /ha

    During the period ended December 31, 2014 and the year ended June 30, 2014 there have been no transfers between the several tiers used in estimating the fair value of the Company’s biological assets, or reclassifications among their respective categories.

16

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.  Biological assets (Continued)

   See information on valuation processes used by the entity and on the sensitivity of fair value valuation to changes in material non-observable input data in Note 5.c. to the consolidated financial statements as of June 30, 2014.

   As of December 31, 2014 and June 30, 2014, the better and maximum use of biological assets shall not significantly differ from the current use.

11.	Inventories

  Company’s inventories as of December 31, 2014 and June 30, 2014 were as follows:

	December 31, 2014	June 30, 2014
Current
Crops	53,988	131,975
Materials and inputs	93,973	56,774
Seeds and fodders	55,652	28,329
Total inventories	203,613	217,078

As of December 31, 2014 and June 30, 2014 the cost of inventories recognized as expense amounted to Ps. 282,510 and Ps. 374,001, respectively and they have been included in “Costs”.

17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Financial instruments by category

  Determining fair values

  See determination of the fair value of the Company in Note 16 to the Unaudited Condensed Interim Consolidated Financial Statements.

  The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of December 31, 2014 and June 30, 2014 and their allocation to the fair value hierarchy:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Investment in financial assets:
- Mutual funds	41,179	-	-	41,179
- Corporate bonds related parties	64,802	-	-	64,802
Derivative financial instruments:
- Commodity futures	271	-	-	271
Cash and cash equivalents	2,445	-	-	2,445
Total Assets	108,697	-	-	108,697

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Foreign-currency contracts	-	11,160	-	11,160
Total Liabilities	-	11,160	-	11,160

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Investment in financial assets:
- Mutual funds	3,147	-	-	3,147
- Corporate bonds related parties	62,687	-	-	62,687
- Government bonds	192,940	-	-	192,940
Derivative financial instruments:
- Swaps	-	405	-	405
Cash and cash equivalents	2,605	-	-	2,605
Total Assets	261,379	405	-	261,784

18

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Financial instruments by category (Continued)

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Foreign-currency contracts	-	38,441	-	38,441
Total Liabilities	-	38,441	-	38,441

    When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 16 to the Unaudited Condensed Interim Consolidated Financial Statements.

13.	Trade and other receivables

    The detail of the Company’s trade and other receivables as of December 31, 2014 and June 30, 2014 were as follows:

	December 31, 2014	June 30, 2014
Non-current
Others	12	-
Total Non-current other receivables	12	-
Total Non-current trade and other receivables	12	-
Current
Receivables from sale of agricultural products and services	65,327	64,378
Deferred checks received	1,125	3,624
Debtors under legal proceedings	1,498	556
Less: allowance for doubtful accounts	(1,829)	(893)
Current trade receivables	66,121	67,665
Prepayments	45,810	35,864
VAT receivables	19,293	14,206
Personnel Loans	4,342	3,557
Gross sales tax credit	1,780	1,556
Other tax receivables	4,582	1,538
Advance payments	7,215	2,659
Expenses and services to recover	2,985	2,219
Others	170	2,198
Less: allowance for doubtful accounts	(20)	-
Total Current other receivables	86,157	63,797
Related parties (Note 30)	165,095	209,696
Total Current trade and other receivables	317,373	341,158
Total trade and other receivables	317,385	341,158

  19

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.	Trade and other receivables (Continued)

    The fair value of current trade and other receivables approximate their respective carrying amounts because due to their short-term nature, as the impact of discounting is not considered significant. The fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

    The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 34.

    Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.18 to the Annual Consolidated Financial Statements as of June 30, 2014.

    Movements on the Company’s allowance for doubtful accounts are as follows:

	December 31, 2014	June 30, 2014
Beginning of the period / year	893	415
Cash incorporated by merger with Cactus	1,434	-
Charges	134	481
Recoveries / (uses)	(612)	(3)
End of the period / year	1,849	893

    The addition and release of allowance for doubtful account have been included in “Selling expenses” in the income statement (Note 25). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

14.	Investment in financial assets

    Company’s investments in financial assets as of December 31, 2014 and June 30, 2014 were as follows:

	December 31, 2014	June 30, 2014

Current
Corporate bonds related parties (Note 30)	64,802	62,687
Government bonds	-	192,940
Mutual funds	41,179	3,147
Total Current	105,981	258,774
Total Investment in Financial Assets	105,981	258,774

20

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.	Derivative financial instruments

   Derivative financial instruments of the Company as of December 31, 2014 and June 30, 2014 are as follows:

	December 31, 2014	June 30, 2014
Assets
Current
Commodities futures	271	-
Swaps	-	405
Total current assets	271	405
Total assets	271	405

Liabilities
Current
Foreign-currency contracts	11,160	38,441
Total current liabilities	11,160	38,441
Total liabilities	11,160	38,441

16.	Cash flow information

  The following table shows the amounts of cash and cash equivalents as of December 31, 2014 and June 30, 2014:

	December 31, 2014	June 30, 2014
Cash on hand and at banks	77,360	50,867
Mutual funds	2,445	2,605
Total cash and cash equivalents	79,805	53,472

21

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Cash flow information (Continued)

   Following is a detailed description of cash flows used in the Company’s operations for the six-month periods ended December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Loss for the period	(215,883)	(332,030)
Adjustments for:
Income tax expense	(104,993)	(155,401)
Depreciation	6,340	4,985
Amortization	392	444
Gain from disposal of farmlands	(195,875)	-
(Gain) / Loss from disposal and release of investment property and property, plant and equipment	127	(24)
Share-based payments	454	3,210
Unrealized loss from derivative financial instruments (except commodities)	11,160	-
Unrealized loss from derivative financial instruments of commodities	(271)	(1,945)
Changes in fair value of financial assets at fair value through profit or loss	(29,230)	(40,872)
Accrued interest, net	78,822	78,591
Unrealized initial recognition and changes in the fair value of biological assets	(109,420)	(101,889)
Changes in the net realizable value of agricultural produce after harvest	9,405	3,869
Provisions	10,592	4,451
Loss from repurchase of Non-convertible Notes	400	-
Share of (profit) / loss of subsidiaries, associates and joint ventures	212,182	53,161
Unrealized foreign exchange loss, net	113,032	330,653
Changes in operating assets and liabilities:
Decrease in biological assets	104,357	66,715
Increase / (decrease) in inventories	4,060	322
Decrease in trade and other receivables	15,911	38,765
Increase in derivative financial instruments	-	749
Increase in trade and other payables	87,876	90,989
Decrease in payroll and social security liabilities	(18,597)	(7,319)
Net cash (used in) / generated from operating activities before income tax paid	(19,159)	37,424

22

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Cash flow information (Continued)

  The following table shows a detail of non-cash transaction occurred during the six-month periods ended December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Non-cash activities
Reimbursement of expired dividends	509	494
Increase in trade and other receivables through a decrease in property, plant and equipment	485	-
Increase of investment in subsidiaries, associates and joint ventures through a decrease in trade and other receivables	(2,547)	475
Increase of investment in subsidiaries, associates and joint ventures through a decrease in trade and other receivables	-	71,941
Increase of investment in subsidiaries, associates and joint venture by exchange differences on translating foreign operations	184,125	169,074
Increase in property, plant and equipment through an increase in trade and other payables	340	-
Increase in investment in financial assets through a decrease in property, plant and equipment	48,217	-
Increase in loans granted through a decrease in dividends receivable	-	160,173
Unpaid dividends	-	67,598
Dividends not collected	(1,030)	5,149
Equity-settled compensation	5,645	8,150
Repayment of loan as a result of merger	(25,243)	-

    Cash incorporated by merger

December 31, 2014
Assets
Property, plant and equipment	1,890
Investments in associates and joint ventures	(63,671)
Income tax credit	2,372
Biological assets	65
Trade and other receivables	66,912
Total assets	7,568

Liabilities
Deferred income tax liabilities	(398)
Provisions	(1,005)
Trade and other payables	(3,847)
Income tax and minimum presumed income tax	(679)
Payroll and social security liabilities	(130)
Borrowings	(2,017)
Total liabilities	(8,076)
Cash incorporated by merger	(508)

23

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.	Trade and other payables

  The detail of the Company’s trade and other payables as of December 31, 2014 and June 30, 2014 were as follows:

	December 31, 2014	June 30, 2014
Non-current
Tax on shareholders’ personal assets	1,018	1,170
Total non-current other payables	1,018	1,170
Total non-current trade and other payables	1,018	1,170
Current
Trade payables	99,957	38,490
Provisions	98,146	45,419
Total current trade payables	198,103	83,909
Sales, rent and services payments received in advance	1,960	2,084
Guarantee deposits	-	3,428
Gross sales tax payable	939	717
Tax amnesty plan for payable taxes	305	306
Withholdings tax	1,432	1,762
Tax on shareholders’ personal assets	9,246	5,067
Others	240	638
Total current other payables	14,122	14,002
Related parties (Note 30)	8,673	18,791
Total current trade and other payables	220,898	116,702
Total trade and other payables	221,916	117,872

    The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

    Book value of trade and other payables denominated in foreign currencies are detailed in Note 34.

24

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Payroll and social security liabilities

   The detail of the Company’s salaries and social security liabilities as of December 31, 2014 and June 30, 2014 were as follows:

	December 31, 2014	June 30, 2014
Current
Provision for vacations and bonuses	26,023	43,080
Social security payable	5,823	6,026
Salaries payable	21	40
Social security payable of equity-settled compensation	3,445	3,628
Total current payroll and social security liabilities	35,312	52,774
Total payroll and social security liabilities	35,312	52,774

19.	Provisions

   The table below shows the movements in Company's provisions categorized by type of provision:

	Labor, legal and other claims	Tax and social security	Total
As of June 30, 2013	1,617	5	1,622
Additions	148	-	148
Used during period	-	(3)	(3)
As of June 30, 2014	1,765	2	1,767
Cash incorporated by merger with Cactus	1,005	-	1,005
Additions	1,967	-	1,967
Used during period	(84)	-	(84)
As of December 31, 2014	4,653	2	4,655

   The analysis of total provisions was as follows:

	December 31, 2014	June 30, 2014
Non-current	2,068	1,687
Current	2,587	80
	4,655	1,767

25

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Borrowings

   The detail of the Company’s borrowings as of December 31, 2014 and June 30, 2014 were as follows:

						Value as of
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal Value (in million)	December 31, 2014	June 30, 2014
Non-current
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	272,568	259,192
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	23,67%	176	-	117,299
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	940,206	896,032
CRESUD NCN Class XVII due 2016	Unsecured	Ps.	Floating	Badlar + 250 bps	176	171,026	-
CRESUD NCN Class XVIII due 2019	Unsecured	US$	Fixed	4.00%	34	289,693	-
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps or 6% (the higher)	15	117,115	111,363
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	13,195	16,665
Loan from Banco de la Provincia de Buenos Aires	Unsecured	Ps.	Fixed	15.01%	24	3,411	6,804
Finance lease obligations	Secured	US$	Fixed	10.75%	-	289	215
Non-current borrowings						1,807,503	1,407,570

						Value as of
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal Value (in million)	December 31, 2014	June 30, 2014
Current
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.5%	60	-	499,113
CRESUD NCN Class XI due 2015 (i)	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	26,912	53,726
CRESUD NCN Class XII due 2014	Unsecured	Ps.	Floating	Badlar + 410 bps	102	-	69,971
CRESUD NCN Class XIII due 2015	Unsecured	US$	Fixed	1.90%	79	593,939	644,965
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	328	150
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	23.67%	176	180,671	63,883
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	5,228	4,222
CRESUD NCN Class XVII due 2016	Unsecured	Ps.	Floating	Badlar + 250 bps	176	956	-
CRESUD NCN Class XVIII due 2019	Unsecured	US$	Fixed	4.00%	34	1,252	-
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps or 6% (the higher)	15	9,848	9,267
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	7,881	4,285
Loan from Banco de la Provincia de Buenos Aires	Unsecured	Ps.	Fixed	15.01%	24	6,881	6,880
Loan from Cactus	Unsecured	Ps.	Floating	Badlar	23	-	25,243
Finance lease obligations	Secured	US$	Fixed	10.75%	-	432	323
Bank overdrafts	Unsecured	Ps.	Fixed	-	-	125,513	140,825
Current borrowings						959,841	1,522,853
Total borrowings						2,767,344	2,930,423

(i)	Includes an outstanding balance of Ps. 5,068 and Ps. 9,010 with ERSA and PAMSA, respectively, as of 06.30.14.

26

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Borrowings (Continued)

  The fair value of current borrowings at fixed-rate and current and non-current borrowings at floating-rate equals their carrying amount, as the impact of discounting is not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

	December 31, 2014	June 30, 2014
CRESUD Class XIV NCN due 2018	276,612	260,673
CRESUD Class XVI NCN due 2018	943,389	888,920
CRESUD Class XVIII NCN due 2019	291,524	-
Long-term loans	12,128	20,206
Total	1,523,653	1,169,799

21.	Taxation

   The details of the provision for the Company’s income tax were as follows:

	December 31, 2014	December 31, 2013
Deferred income tax	104,993	155,401
Income tax	104,993	155,401

   The gross movements on the deferred income tax account were as follows:

	December 31, 2014	June 30, 2014
Beginning of the period / year	302,991	15,212
Balance from merger with Cactus	(398)	-
Reserve for changes in investment in subsidiaries	(17,604)	-
Charged to the income statement	104,993	287,779
End of the period / year	389,982	302,991

   The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before tax as follows:

	December 31, 2014	December 31, 2013
Tax calculated at the tax applicable tax rate in effect	112,306	170,601
Permanent differences:
Share of (profit) / loss of subsidiaries, associates and joint ventures	(2,593)	(10,807)
Donations	(81)	(52)
Tax on personal assets	(2,160)	(1,899)
Others	(2,479)	(2,442)
Income tax expense	104,993	155,401

27

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Shareholders’ Equity

  See description of movements on Shareholder’s equity in Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2014.

23.	Revenues

	December 31, 2014	December 31, 2013
Crops	341,637	247,136
Cattle	98,437	63,436
Dairy	35,498	24,482
Supplies	1,477	900
Leases and agricultural services	11,026	7,151
Total revenues	488,075	343,105

24.	Costs

	December 31, 2014	December 31, 2013
Crops	511,354	310,923
Cattle	141,986	100,743
Dairy	64,768	47,082
Leases and agricultural services	4,282	2,528
Supplies	-	16
Other costs	4,179	2,917
Total costs	726,569	464,209

28

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Expenses by nature

   For the six-month period ended as of December 31, 2014:

	Costs
	Cost of sales and agricultural services	Cost of agricultural production	Others operating costs	General and administrative expenses	Selling expenses	Total
Supplies and labor	1,331	258,591	9	6	161	260,098
Leases and expenses	14	665	67	1,642	72	2,460
Amortization and depreciation (i)	826	3,689	1,483	854	48	6,900
Doubtful accounts	-	-	-	-	(1)	(1)
Changes in biological assets and agricultural produce	399,140	-	-	-	-	399,140
Advertising, publicity and other selling expenses	-	-	-	-	682	682
Maintenance and repairs	1,222	9,536	660	1,760	76	13,254
Payroll and social security expenses	1,271	26,943	1,240	26,705	1,651	57,810
Fees and payments for services	42	1,963	258	3,956	505	6,724
Freights	11	6,423	5	17	52,883	59,339
Bank commissions and expenses	-	292	-	1,921	1,816	4,029
Conditioning and clearance	-	-	-	-	10,742	10,742
Director’s fees	-	-	-	8,028	-	8,028
Taxes, rates and contributions	245	5,142	28	171	15,260	20,846
Others	-	5,043	430	1,447	95	7,015
Total expenses by nature	404,102	318,287	4,180	46,507	83,990	857,066

(i)	Includes Ps. 168 corresponding to shared services amortization.

29

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Expenses by nature (Continued)

  For the six-month period ended as of December 31, 2013:

	Costs
	Cost of sales and agricultural services	Cost of agricultural production	Others operating costs	General and administrative expenses	Selling expenses	Total
Supplies and labor	224	134,590	-	-	-	134,814
Leases and expenses	11	585	66	1,406	78	2,146
Amortization and depreciation (i)	682	2,884	1,124	747	30	5,467
Doubtful accounts	-	-	-	-	464	464
Changes in biological assets and agricultural produce	282,083	-	-	-	-	282,083
Advertising, publicity and other selling expenses	-	-	-	-	231	231
Maintenance and repairs	927	5,842	53	1,234	43	8,099
Payroll and social security expenses	1,105	20,011	1,749	23,836	2,069	48,770
Fees and payments for services	29	1,746	34	3,000	217	5,026
Freights	10	5,363	6	3	24,019	29,401
Bank commissions and expenses	-	306	-	1,483	1,125	2,914
Conditioning and clearance	-	-	-	-	7,350	7,350
Director’s fees	-	-	-	24,856	-	24,856
Taxes, rates and contributions	84	2,613	15	1,035	11,117	14,864
Others	12	2,186	(131)	1,385	98	3,550
Total expenses by nature	285,167	176,126	2,916	58,985	46,841	570,035

(i)	Includes Ps. 35 corresponding to shared services amortization.

30

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Employee costs

	December 31, 2014	December 31, 2013
Salaries, bonuses and social security costs	51,123	42,232
Other benefits and expenses	5,690	2,956
Share-based payments	454	3,210
Pension costs – defined contribution plan	543	372
	57,810	48,770

27.	Other operating results, net

	December 31, 2014	December 31, 2013
Administration fees	923	832
Management fees	-	2,546
Gain from commodity derivative financial instruments	1,631	669
(Loss) Gain from disposal of property, plant and equipment	(127)	24
Tax on shareholders’ personal assets	(6,171)	(5,425)
Donations	(233)	(148)
Project analysis and assessment	13	(2,226)
Contingencies	(2,609)	(1,145)
Transfer of consulting arrangement	10,627	7,538
Others	(362)	423
Total other operating results, net	3,692	3,088

31

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.	Financial results, net

	December 31, 2014	December 31, 2013
Finance income:
- Interest income	7,139	9,436
- Foreign exchange gains	8,080	31,805
Finance income	15,219	41,241

Finance costs:
- Interest expense	(85,961)	(88,027)
- Foreign exchange losses	(128,588)	(347,496)
- Other finance costs	(14,504)	(8,491)
Finance costs	(229,053)	(444,014)
Other finance results:
- Fair value gains of financial assets at fair value through profit or loss	29,230	40,872
- (Loss) / Gain from derivative financial instruments (except commodities)	(77,555)	434
- Loss from repurchase of non-convertible notes	(400)	-
Total other finance results	(48,725)	41,306
Total financial results, net	(262,559)	(361,467)

29.	Share-based payments

   See description of share-based payments in Note 34 to the Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2014 and June 30, 2014.

32

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions

   See description of the main transactions conducted with related parties in Note 38 to the Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2014.

   The following is a summary of the balances with related parties as of December 31, 2014:

Related party	Description of transaction	Investments in Financial assets current	Trade and other receivables current	Trade and other payables current
Subsidiaries
IRSA Inversiones y Representaciones S.A.	Corporate services	-	9,365	-
	Share-based payments	-	5,467	-
	Non-convertible notes	42,233	-	-
	Leases	-	-	(686)
	Fees	-	63	-
	Sale of goods and/or services	-	-	(216)
	Reimbursement of expenses	-	2,627	-
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	Reimbursement of expenses	-	1,183	(2,750)
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	-	54	-
	Sale of goods and/or services	-	35,927	(131)
	Financial operations	-	1,753	-
Ombú Agropecuaria S.A.	Administration fees	-	1,446	-
Agropecuaria Acres del Sud S.A.	Financial operations	-	8,556	-
	Administration fees	-	1,919	-
	Reimbursement of expenses	-	276	-
Yatay Agropecuaria S.A.	Administration fees	-	1,446	-
Yuchán Agropecuaria S.A.	Administration fees	-	1,446	-

33

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

Related party	Description of transaction	Investments in Financial assets current	Trade and other receivables current	Trade and other payables current
Futuros y Opciones.Com S.A.	Brokerage	-	7,513	-
	Reimbursement of expenses	-	142	-
	Regional Table Gs Services	-	-	(47)
	Supplies purchase transactions	-	-	(495)
	Others	-	165	-
	Administration fee	-	85	-
Total Subsidiaries		42,233	79,433	(4,325)

Associates
Agro Managers S.A.	Reimbursement of expenses	-	202	-
	Dividends receivable	-	15	-
Agro-Uranga S.A.	Dividends receivable	-	1,030	-
	Sale of goods and/or services	-	1,323	-
	Purchase of goods and/or services	-	-	(523)
Total Associates		-	2,570	(523)

Subsidiaries of the subsidiaries
IRSA Propiedades Comerciales S.A. (formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))	Reimbursement of expenses	-	3,137	-
	Share-based payments	-	12,545	-
	Non-convertible Notes	22,569	-	-
	Corporate services	-	13,707	-
Nuevas Fronteras S.A.	Provision of services	-	-	(16)
Panamerican Mall S.A.	Reimbursement of expenses	-	7	-
Total Subsidiaries of the subsidiaries		22,569	29,396	(16)

34

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

Related party	Description of transaction	Investments in Financial assets current	Trade and other receivables current	Trade and other payables current
Associates of the subsidiaries
Tarshop S.A.	Reimbursement of expenses	-	2	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	(71)
Total Associates of the subsidiaries		-	2	(71)

Joint Ventures of the subsidiaries
Cyrsa S.A.	Reimbursement of expenses	-	-	(5)
Total Joint Ventures of the subsidiaries		-	-	(5)

Other Related parties
Consultores Asset Management S.A. (“CAMSA”)	Advances to be recovered	-	1,466	-
	Reimbursement of expenses	-	120	-
Fundación IRSA	Reimbursement of expenses	-	3	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	(309)
Inversiones Financieras del Sur S.A.	Financial operations	-	52,071	-
Other Related parties		-	53,660	(309)

Directors and Senior Management
Directors and Senior Management	Reimbursement of expenses	-	34
	Directors´ fees	-	-	(3,424)
Total Directors and Senior Management		-	34	(3,424)
		64,802	165,095	(8,673)

35

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

   The following is a summary of the balances with related parties as of June 30, 2014:

Related party	Description of transaction	Investments in	Trade and other receivables	Trade and	Borrowings
		financial assets current	current	other payables current	current
Subsidiaries
IRSA Inversiones y Representaciones S.A.	Corporate services	-	12,492	-	-
	Leases	-	-	(1,598)	-
	Non-convertible notes	40,781	-	-	-
	Sale of goods and/or services	-	-	(701)	-
	Share-based payments	-	3,673	-	-
	Dividends receivable	-	36,462	-	-
	Reimbursement of expenses	-	814	-	-
Brasilagro	Financial operations	-	7,6	-	-
	Reimbursement of expenses	-	788	(2,727)	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	-	331	-	-
	Sale of goods and/or services	-	9,802	(30)	-
Helmir S.A.	Financial operations	-	10,069	-	-
Ombú Agropecuaria S.A.	Administration fees	-	1,19	-	-
Agropecuaria Acres del Sud S.A.	Administration fees	-	1,919	-	-
	Reimbursement of expenses	-	202	-	-
Cactus Argentina S.A.	Reimbursement of expenses	-	196	-	-
	Financial operations	-	1,671	-	(25,243)
	Purchase of goods and/or services	-	-	(922)	-
	Management fees	-	3,029	-	-
Yatay Agropecuaria S.A.	Administration fees	-	1,190	-	-

36

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

		Investments in	Trade and other receivables	Trade and	Borrowings
Related party	Description of transaction	financial assets current	current	other payables current	current
Yuchán Agropecuaria S.A.	Administration fees	-	1,19	-	-
Futuros y Opciones.Com S.A.	Brokerage	-	6,84	(1,888)	-
	Reimbursement of expenses	-	117	-	-
	Financial operations	-	16,54	-	-
	Administration fees	-	636	-	-
Total Subsidiaries		40,781	116,751	(7,866)	(25,243)

Associates
Agro Managers S.A.	Reimbursement of expenses	-	303	-	-
Agro-Uranga S.A.	Purchase of goods and/or services	-	-	(112)	-
	Dividends receivable	-	39	-	-
Total Associates		-	342	(112)	-

Subsidiaries of the subsidiaries
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	(1)	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	(2)	-
IRSA Propiedades Comerciales S.A. (formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))	Reimbursement of expenses	-	2,873	-	-
	Share-based payments	-	10,557	-	-
	Non-convertible Notes	21,906	-	-	-
	Corporate services	-	21,218	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	7	-	-
	Non-convertible Notes	-	-	-	(5,068)
Panamerican Mall S.A.	Reimbursement of expenses	-	27	-	-
	Non-convertible Notes	-	-	-	(9,010)
Fibesa S.A.	Reimbursement of expenses	-	2	-	-
Total Subsidiaries of the subsidiaries		21,906	34,684	(3)	(14,078)

37

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

		Investments in	Trade and other receivables	Trade and	Borrowings
Related party	Description of transaction	financial assets current	current	other payables current	current
Associates of the subsidiaries
Tarshop .A.	Reimbursement of expenses	-	2	-	-
Total Associates of the subsidiaries		-	2	-	-

Joint Ventures of the subsidiaries
Cyrsa S.A.	Reimbursement of expenses	-	74	-	-
Total Joint Ventures of the subsidiaries		-	74	-	-

Other Related parties
Consultores Asset Management S.A. (“CAMSA”)	Advances	-	1,468	-	-
	Reimbursement of expenses	-	1,93	-	-
Fundación IRSA	Reimbursement of expenses	-	3	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	(205)	-
Inversiones Financieras del Sur S.A.	Financial operations	-	54,346	-	-
Other Related parties		-	57,747	(205)	-

Directors and Senior Management
Directors and Senior Management	Reimbursement of expenses	-	96	-	-
	Fees	-	-	(10,605)	-
Total Directors and Senior Management		-	96	(10,605)	-
		62,687	209,696	(18,791)	(39,321)

38

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

   The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2014:

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Purchase of goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Subsidiaries
IRSA Inversiones y Representaciones S.A.	(456)	-	-	-	13,992	-	3,894	-
BrasilAgro	-	-	10,627	-	-	-	767	-
Futuros y Opciones.Com S.A.	-	155	-	(918)	-	-	(90)	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	60,321	-	-	-	153	-
Helmir S.A.	-	-	-	-	-	-	458	-
Agropecuaria Acres del Sud S.A.	-	-	-	-	-	-	5	-
Ombú Agropecuaria S.A.	-	256	-	-	-	-	-	-
Yuchán Agropecuaria S.A.	-	256	-	-	-	-	-	-
Yatay Agropecuaria S.A.	-	256	-	-	-	-	-	-
Total Subsidiaries	(456)	923	70,948	(918)	13,992	-	5,187	-

Associates
Agro-Uranga S.A.	-	-	6,697	-	-	-	-	-
Total Associates	-	-	6,697	-	-	-	-	-

Subsidiaries of the subsidiaries
Emprendimiento Recoleta S.A.	-	-	-	-	-	-	(492)	-
Panamerican Mall S.A.	-	-	-	-	-	-	(874)	-
IRSA Propiedades Comerciales S.A. (formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))	21	-	-	-	29,025	-	2,046	-
Total Subsidiaries of the subsidiaries	21	-	-	-	29,025	-	680	-

39

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.  Related party transactions (Continued)

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Purchase of goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Associates of the subsidiaries
Banco Hipotecario S.A.	-	-	-	-	-	-	(13,262)	-
Total Associates of the subsidiaries	-	-	-	-	-	-	(13,262)	-

Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	-	(454)	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	-	5,347	-
Hamonet S.A.	(83)	-	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(159)	-	-	-	-	-	-	-
Total Other Related parties	(242)	-	-	-	-	(454)	5,347	-

Directors and Senior Management
Directors	-	-	-	-	-	-	-	(8,028)
Senior Management	-	-	-	-	-	-	-	(3,117)
Total Directors and Senior Management	-	-	-	-	-	-	-	(11,145)
	(677)	923	77,645	(918)	43,017	(454)	(2,048)	(11,145)

40

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.  Related party transactions (Continued)

   The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2013:

Related party	Leases and/or rights of use	Administration fees / Directors	Sale of goods and/or services	Purchase of agricultural goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Subsidiaries
IRSA Inversiones y Representaciones S.A.	(827)	-	-	-	16,390	-	13,806	-
BrasilAgro	-	-	-	-	-	-	21	-
Cactus Argentina S.A.	-	-	45	(5,223)	-	-	53	-
Futuros y Opciones.Com S.A.	-	65	-	-	-	-	(616)	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	17,353	-	-	-	-	-
Helmir S.A.	-	-	-	-	-	-	3,642	-
Agrotech S.A.	-	2,500	-	-	-	-	-	-
Agropecuaria Acres del Sud S.A.	-	-	-	-	-	-	(1,489)	-
Ombú Agropecuaria S.A.	-	256	-	-	-	-	(2,779)	-
Yuchán Agropecuaria S.A.	-	256	-	-	-	-	(1,473)	-
Yatay Agropecuaria S.A.	-	256	-	-	-	-	(1,316)	-
Total Subsidiaries	(827)	3,333	17,398	(5,223)	16,390	-	9,849	-

Associates
Agro-Uranga S.A.	-	-	2,653	-	-	-	-	-
Total Associates	-	-	2,653	-	-	-	-	-

Joint Ventures
Cresca S.A.	-	46	-	-	-	-	-	-
Total Joint Ventures	-	46	-	-	-	-	-	-

Subsidiaries of the subsidiaries
Emprendimiento Recoleta S.A.	-	-	-	-	-	-	(1,855)	-
Panamerican Mall S.A.	-	-	-	-	-	-	(1,783)	-
IRSA Propiedades Comerciales S.A. (formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))	-	-	-	-	39,674	-	1,493	-
Total Subsidiaries of the subsidiaries	-	-	-	-	39,674	-	(2,145)	-

  41

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.  Related party transactions (Continued)

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Purchase of agricultural goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	-	(293)	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	-	8,988	-
Hamonet S.A.	(57)	-	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(109)	-	-	-	-	-	-	-
Total other Related parties	(166)	-	-	-	-	(293)	8,988	-

Directors and Senior Management
Directors	-	-	-	-	-	-	-	(24,856)
Senior Management	-	-	-	-	-	-	-	(1,658)
Total Directors and Senior Management	-	-	-	-	-	-	-	(26,514)
	(993)	3,379	20,051	(5,223)	56,064	(293)	16,692	(26,514)

  42

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	CNV General Resolution N°. 622

  As required by Section 1°, Chapter III, Title IV of CNV General Resolution N°. 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 - Investment properties
Note 8 - Property, plant and equipment
Exhibit B - Intangible assets	Note 9 - Intangible assets
Exhibit C - Equity investments	Note 32 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 - Financial instruments by category
Exhibit E - Provisions	Note 13 - Trade and other receivables
Note 19 – Provisions
Exhibit F - Cost of sales and services	Note 33 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 34 - Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 25 - Expenses by nature

43

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.	Investments in subsidiaries, associates and joint ventures

Issuer and type of securities	Class	Amount	Value recorded as of 12.31.14	Value recorded as of 06.30.14	Market value as of 12.31.14	Issuer’s information					Interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders’ equity
Subsidiaries

BrasilAgro	Shares	23,150,050	714,937	808,513	Rs. 9.0900	Agricultural	Brazil	875,381	16,598	1,798,198	39.76%
	Higher value		107,636	107,636
	Goodwill		8,432	9,770
	Intergroup transactions		(1,389)	(1,389)
			829,616	924,530

Cactus Argentina S.A.	Shares	-	-	100,056	Not publicly traded	Agroindustrial	Argentina	-	-	-	-
			-	100,056

Doneldon S.A.	Shares	551,481	352,204	32,704	Not publicly traded	Agricultural	Uruguay	262,665	(6,047)	194,541	100.00%
	Intergroup transactions		(157,663)	157,662
			194,541	190,366

Futuros y Opciones.Com S.A.	Shares	972,614	11,599	14,134	Not publicly traded	Brokerage	Argentina	1,632	(2,345)	19,465	59.59%
			11,599	14,134

FyO Trading S.A.	Shares	4,832	4	5	Not publicly traded	Brokerage	Argentina	220	(7)	204	2.20%
			4	5

  44

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.	Investments in subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class	Amount	Value recorded as of 12.31.14	Value recorded as of 06.30.14	Market value as of 12.31.14	Issuer’s information					Interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders’ equity

Helmir S.A.	Shares	548,347,685	190,367	209,133	Not publicly traded	Investment	Uruguay	90,624	9,211	224,640	100.00%
			190,367	209,133

IRSA Inversiones y	Shares	375,505,448	1,230,838	1,307,667	17.500	Real Estate	Argentina	573,771	4,514	1,880,718	65.67%
Representaciones S.A.	Intergroup transactions		(222,436)	(17,681)
	Higher value		102,931	107,527
	Goodwill		14,331	14,331
			1,125,664	1,411,844

Sociedad Anónima Carnes Pampeanas S.A.	Shares	30,000,432	27,170	14,119	Not publicly traded	Agroindustrial	Argentina	30,000	(8,688)	27,170	100.00%
			27,170	14,119

Granos Olavarría S.A.	Shares	264	47	24	Not publicly traded	Warehousing and	Argentina	512	990	2,119	2.20%
	Goodwill		15	15		Brokerage
			62	39
Total Subsidiaries			2,379,023	2,864,226

Associates

Agromanagers S.A.	Shares	981,029	1,844	2,011	Not publicly traded	Investment	Argentina	2,094	(327)	3,936	46.84%
	Goodwill		796	796
			2,640	2,807

45

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.	Investments in subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class	Amount	Value recorded as of 12.31.14	Value recorded as of 06.30.14	Market value as of 12.31.14	Issuer’s information					Interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders’ equity

Agrouranga S.A.	Shares	893,069	15,529	23,239	Not publicly	Agricultural	Argentina	2,500	(8,358)	43,472	35.72%
	Higher value		11,179	11,179	traded
			26,708	34,418
Total Associates			29,348	37,225
Total investments in subsidiaries, associates and joint ventures as of 12.31.14			2,408,371	-
Total investments in subsidiaries, associates and joint ventures as of 06.30.14			-	2,901,451

46

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Cost of sales and services provided

Description	Biological assets	Inventories	Others	Total as of 12.31.14	Total as of 12.31.13
Beginning of the period / year	345,706	217,078	-	562,784	375,176
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	76,132	-	-	76,132	51,068

Changes in the net realizable value of agricultural produce after harvest	-	(9,405)	-	(9,405)	(3,869)

Increase due to harvest	-	246,975	-	246,975	64,912
Purchases and classifications	6,437	219,974	-	226,411	254,058
Consume	(370)	(158,105)	-	(158,475)	(91,687)
Incorporated by merger	65	-	-	65	-
Expenses incurred	-	679	4,282	4,961	3,085
End of the period / year	(341,733)	(203,613)	-	(545,346)	(367,576)
Cost as of 12.31.14	86,237	313,583	4,282	404,102	-
Cost as of 12.31.13	55,011	227,627	2,529	-	285,167

47

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

34.	Foreign currency assets and liabilities

   Book amounts of foreign currency assets and liabilities are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 12.31.14	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 06.30.14
Assets
Cash and cash equivalents
US Dollar	5,862	8.451	49,542	3,489	8.033	28,029
Brazilian Reais				1	3.350	3
Euro	5	10.265	48	5	10.991	51
Yenes	42	0.071	3	50	0.079	4
Total cash and cash equivalents			49,593			28,087

Trade and other receivables
US Dollar	8,962	8.451	75,739	12,265	8.033	98,523
Total trade and other receivables			75,739			98,523

Investment in financial assets
US Dollar	7,668	8.451	64,802	31,822	8.033	255,627
Total investment in financial assets			64,802			255,627

Derivative financial instruments
US Dollar	32	8.451	271	-	-	-
Total derivative financial instruments			271			-

Trade and other payables
US Dollar	4,936	8.551	42,209	673	8.133	5,470
Brazilian Reais	724	3.800	2,750	718	3.800	2,727
Euros	0.29	10.407	3	0.27	11.148	3
Total trade and other payables			44,962			8,200

Borrowings
US Dollar	260,893	8.551	2,230,898	298,149	8.133	2,424,842
Total borrowings			2,230,898			2,424,842
(1)	Exchange rate as of December 31, 2014 according to Banco Nación Argentina records.
(2)	Exchange rate as of June 30, 2014 according to Banco Nación Argentina records.

48

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	CNV General Ruling No. 629/14 – Storage of documentation

   On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

  It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

  On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. To the date of these financial statements, the Group is waiting for the company that experienced the fire to report whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Group, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

36.	Negative working capital

   At the end of the period, the Company carried a working capital deficit of Ps. 317,135 whose treatment is being considered by the Board of Directors and the respective Management.

49

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

37.	Subsequent events

   See subsequent events in Note 42 to the Unaudited Condensed Interim Consolidated Financial Statements.

50

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

Are detailed in the Business Review.

3.	Receivables and liabilities by maturity date.

		Falling due (Point 3.a.)	Without term (Point 3.b.)	Without term (Point 3.b.)	To be due (Point 3.c.)								Total
Items		12.31.14	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Accounts receivables	Trade and other receivables	-	45,296	-	210,005	8,556	1,753	51,763	12	-	-	-	317,385
	Income tax credit and deferred income tax	-	-	449,959	1,824	-	-	-	-	-	-	-	451,783
	Total	-	45,296	449,959	211,829	8,556	1,753	51,763	12	-	-	-	769,168
Liabilities	Trade and other payables	-	-	-	215,286	5,612	-	-	306	305	305	102	221,916
	Borrowings	-	-	-	440,925	385,583	68,856	64,477	189,197	159,68	625,553	833,073	2,767,344
	Payroll and social security liabilities	-	-	-	9,288	9,252	16,772	-	-	-	-	-	35,312
	Provisions	-	2,587	2,068	-	-	-	-	-	-	-	-	4,655
	Total	-	2,587	2,068	665,499	400,447	85,628	64,477	189,503	159,985	625,858	833,175	3,029,227

51

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity.

		Current			Non-current			Total
Items		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Accounts receivables	Trade and other receivables	241,634	75,739	317,373	12	-	12	241,646	75,739	317,385
	Income tax credit and deferred income tax	1,824	-	1,824	449,959	-	449,959	451,783	-	451,783
	Total	243,458	75,739	319,197	449,971	-	449,971	693,429	75,739	769,168
Liabilities	Trade and other payables	169,935	50,963	220,898	1,018	-	1,018	176,954	44,962	221,916
	Borrowings	348,853	610,988	959,841	187,594	1,619,909	1,807,503	536,447	2,230,897	2,767,344
	Payroll and social security liabilities	35,312	-	35,312	-	-	-	35,312	-	35,312
	Provisions	2,587	-	2,587	2,068	-	2,068	4,655	-	4,655
	Total	556,687	661,951	1,218,638	190,68	1,619,909	1,810,589	753,368	2,275,859	3,029,227

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause.

On December 31, 2014 there are no receivable and liabilities subject to adjustment clause.

52

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest accrual.

Items		Current				Non-current				Accruing interest		Non Accruing interest	Total
		Accruing interest		Non-accruing interest	Subtotal	Accruing interest		Non-accruing interest	Subtotal
		Fixed	Floating			Fixed	Floating			Fixed	Floating
Accounts receivables	Trade and other receivables	-	62,072	255,301	317,373	-	-	12	12	-	62,072	255,313	317,385
	Income tax credit and deferred income tax	-	-	1,824	1,824	-	-	449,959	449,959	-	-	451,783	451,783
	Total	-	62,072	257,125	319,197	-	-	449,971	449,971	-	62,072	707,096	769,168
Liabilities	Trade and other payables	-	-	220,898	220,898	-	-	1,018	1,018	-	-	221,916	221,916
	Borrowings	732,609	210,179	17,053	959,841	1,511,612	289,356	6,535	1,807,503	2,244,221	499,535	23,588	2,767,344
	Payroll and social security liabilities	-	-	35,312	35,312	-	-	-	-	-	-	35,312	35,312
	Provisions	-	-	2,587	2,587	-	-	2,068	2,068	-	-	4,655	4,655
	Total	732,609	210,179	275,850	1,218,638	1,511,612	289,356	9,621	1,810,589	2,244,221	499,535	285,471	3,029,227

53

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.	Companies under section 33 of law N° 19,550 and other related parties.

a.	Interest in companies under section 33 of law N° 19,550.

Name of the entity	Place of business / country of incorporation	Principal activity (*)	% of ownership interest held by the Group
Direct equity interest:
BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (1)	Brazil	Agricultural	39.63%(2)
Doneldon S.A.	Uruguay	Investment	100%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	59.59%
Helmir S.A.	Uruguay	Investment	100.00%
IRSA	Argentina	Real Estate	65.12%(2)
FyO Trading S.A.	Argentina	Brokerage	2.20%
Sociedad Anónima Carnes Pampeanas	Argentina	Agro-industrial	100.00%
Agromanagers S.A.	Argentina	Financing	46.84%
Agrouranga S.A.	Argentina	Agricultural	35.72%
Granos de Olavarría S.A.	Argentina	Warehousing and brokerage	2.20%

(*)	All companies whose principal activity is “investment” do not have significant assets and liabilities other than their respective interest holdings in operating entities.

(1)	The Group has consolidated the investment in BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (“BrasilAgro”) considering that the Company exercises “de facto control” over it.
(2)	The effect of treasury shares as of December 31, 2014 was not considered.

b.	Related parties debit / credit balances. See Note 30.

6.	Loans to directors.

See Note 30.

7.	Inventories.

The company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

8.	Current values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2014 and 2013.

  54

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

9.	Appraisal revaluation of property, plant and equipment.

None.

10.	Obsolete unused property, plant and equipment.

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.	Recovery values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2014 and 2013.

13.	Insurances.

The types of insurance used by the company were the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	481,158	459,330
Vehicles	Third parties, theft, fire and civil liability	16,526	5,043

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company’s financial position have not been recognized.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

   Not applicable.

55

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

17.	Unpaid accumulated dividends on preferred shares.

    None.

18.	Restrictions on distributions of profits.

    According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

    In addition, according to CNV General Resolution No. 609/12, a special reserve was constituted which could not be released to make distributions in cash or in kind. See Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements.

  56

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23° floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim separate  financial  statements attached of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of December 31, 2014, the unaudited condensed interim separate statements of income and comprehensive income for the six and three-month period ended December 31, 2014, the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the six-month period ended December 31, 2014 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2014 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) added by the National Securities Commission (CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board (IASB) and used for the preparation of the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria with its subsidiaries as to the aspects mentioned in note 2.2 to the unaudited condensed interim separate financial statements attached. Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph “Scope of our review”.

Free translation from the original prepared in Spanish for publication in Argentina

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statements of income and comprehensive income and the separate statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences for separate financial statements of a parent company.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are recorded  in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of  Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

c)
we have read the additional information to the notes to the unaudited condensed interim separate financial statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the  text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

d)
at December 31, 2014, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 4,478,219 which was no callable at that date.

Autonomous City of Buenos Aires, February 9, 2015

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2014

Buenos Aires, February 9, 2015 - Cresud S.A.C.I.F. y A. (NASDAQ: CRESY – BCBA: CRES), one of the leading agricultural companies in South America, announces today its results for the first six months of fiscal year 2015 ended December 31, 2014.

Highlights

During the first half of this season we had better rainfall levels than in 2014. To date, planting progress is at 88% in the combined countries where we operate, and we expect to plant 211,000 hectares in the region. Price-wise, the sector is facing the juncture of large harvests in the USA and Brazil, causing prices to remain very depressed. We expect the 2015 season to end with favorable weather conditions and yields that partially offset the drop in commodity prices.

As concerns land development and sale of farms, we plan to develop an aggregate of approximately 12,000 hectares in the region during this season and to consummate more sales of farms that have reached optimum appreciation. During the first quarter of fiscal year 2015, we had sold, through our subsidiary Brasilagro, a fraction of undeveloped land in Paraguay for a very attractive price, whereas in the second quarter of fiscal year 2015 we made no farm sales.

Income from our subsidiary IRSA keeps reflecting the soundness of its business, mainly its shopping center and office building segments. IRSA’s EBITDA, excluding the effect of sales of investment properties and the reversal of the conversion reserve generated in Rigby 183 due to the sale of Madison, rose 26.1% for the first six months of fiscal year 2015, reaching ARS 798.0 million.

Consolidated Results

In ARS MM	IIQ 2015	IIQ 2014	YoY Var	6M15	6M14	YoY Var
Revenues	1,417.1	1,011.9	40.0%	2,941.1	2,138.0	37.6%
Costs	(1,263.1)	(879.3)	43.6%	(2,515.5)	(1,765.2)	42.5%
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	437.9	298.3	46.8%	720.2	424.5	69.6%
Changes in the net realizable value of agricultural produce after harvest	6.1	(1.2)	-	(16.0)	(9.2)	73.1%
Gross profit	598.0	429.6	39.2%	1,129.8	788.1	43.4%
Gain from disposal of investment properties	479.1	7.2	-	795.9	7.2	-
General and administrative expenses	(135.7)	(125.1)	8.5%	(275.1)	(236.8)	16.2%
Selling expenses	(104.3)	(75.5)	38.1%	(226.7)	(156.5)	44.8%
Other operating results, net	42.8	(12.5)	-	52.2	(16.7)	-
Profit from operations	879.9	223.6	293.5%	1,476.2	385.3	283.2%
Share of (loss)/profit of associates and joint ventures	(571.2)	9.4	-	(673.9)	47.8	-
Profit from operations before financing and taxation	308.7	233.0	32.5%	802.2	433.0	85.3%
Financial results, net	(355.4)	(623.5)	(43.0%)	(696.2)	(957.9)	27.3%
Profit / (loss) before income tax	(46.7)	(390.5)	(88.0%)	106.0	(524.9)	-
Income tax expense	(138.6)	124.7	-	(269.6)	170.1	-
Loss for the period	(185.3)	(265.8)	(30.3%)	(163.6)	(354.8)	53.9%

Attributable to:
Cresud’s Shareholders	(93.9)	(234.2)	(59.9%)	(215.9)	(332.0)	(35.0%)
Non-controlling interest	(91.4)	(31.6)	189.5%	52.3	(22.7)	-

1

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2014

►
During this quarter our revenues were 37.6% higher than in the same period of the previous fiscal year. This was mainly due to a 63.0% increase in the agricultural segment, explained by higher sales of grains, sugarcane, beef cattle and milk, along with a 23.9% increase in revenues from the urban segment.

►
Gross profit rose 43.4% during the first six months of fiscal year 2015, mainly due to higher revenues and higher recognition of the fair value of biological assets and agricultural products. Besides, profit from operations increased by 283.2%, mainly explained by the sale of the Madison 183 building in New York recorded in the first quarter of 2015 and the sales of several office floors in Maipú 1300, Libertador 498 and Bouchard Plaza 551 buildings made by our subsidiary IRSA.

►
Despite the considerable increase in profit from operations, we recorded a loss for the period of ARS 185.3 million, compared to a net loss of ARS 265.8 million in the same six-month period of fiscal year 2014, explained mainly by the losses resulting from our investment in the Israeli company IDBD, whose stock prices fell significantly during the quarter, which is recorded at market value.

Description of Operations by Segment

	6M 2015	6M 2014	Variation
	Agri	Urban	Total	Agri	Urban	Total	Agri	Urban	Total
Revenues	1,285.7	1,739.6	3,025.3	788.7	1,404.4	2,193.1	63.0%	23.9%	37.9%
Costs	(1,829.1)	(766.2)	(2,595.3)	(1,147.1)	(667.7)	(1,814.9)	59.5%	14.8%	43.0%
Initial Recognition and Changes in the fair value of biological assets and agricultural products at the point of harvest	725.8	-	725.8	427.0	-	427.0	70.0%	-	70.0%
Changes in the net realizable value of agricultural produce after harvest	(16.0)	-	(16.0)	(9.2)	-	(9.2)	73.1%	-	73.1%
Gross profit	166.4	973.4	1,139.8	59.4	736.7	796.1	180.3%	32.1%	43.2%
Gain from disposal of investment properties	-	795.9	795.9	-	7.2	7.2	-	-	-
Gain from disposal of farmlands	15.7	-	15.7	-	-	-	-	-	-
General and administrative expenses	(114.7)	(164.4)	(279.1)	(108.2)	(130.7)	(238.9)	6.0%	25.8%	16.8%
Selling expenses	(144.5)	(85.4)	(230.0)	(91.2)	(68.1)	(159.2)	58.5%	25.6%	44.4%
Other operating results, net	(15.8)	68.0	52.2	0.3	(18.4)	(18.1)	-	-	-
Profit / (loss) from operations	(92.9)	1,587.4	1,494.5	(139.8)	526.7	386.9	33.5%	201.4%	286.2%
Share of (loss) / profit of associates and joint ventures	(3.1)	(688.2)	(691.3)	2.0	43.7	45.7	-	-	-
Segment Profit / (Loss)	(96.1)	899.2	803.1	(137.7)	570.4	432.7	30.2%	57.6%	85.6%

Our Portfolio

Our portfolio is composed of 308,302 hectares in operation and 556,123 hectares of land reserves distributed among 4 countries in the region: Argentina, with a mixed model combining land development and agricultural production; Bolivia, with a productive model in Santa Cruz de la Sierra; and Brazil and Paraguay, through our subsidiary BrasilAgro, where the strategy is exclusively focused on the development of lands.

2

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2014

Breakdown of Hectares

	Productive Lands			Land Reserves
	Agricultural	Beef Cattle / Milk		Under Development	Reserved	Total
Argentina	62,308	164,383	(**)	5,406	326,317	558,414
Brazil	55,292	3,935		14,193	78,554	151,974
Bolivia	9,710	-		-	2,396	12,106
Paraguay	10,452	2,222		2,167	127,090	141,930
Total	137,762	170,540		21,766	534,357	864,424
* Includes Paraguay and Brazil at 100% , Agrouranga at 35.723% and 132,000 hectares under concession. **Includes 85,000 hectares intended for sheep breeding.

Segment Income

Agricultural Segment:

I)	Development, Transformation and Sale of Farmlands

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

During the first six months of fiscal year 2015 we sold a fraction of 24,624 hectares in the farm situated in Paraguay owned by Cresca, through our subsidiary Brasilagro. Although the preliminary sale agreement had been executed on April 3, 2014, possession was surrendered upon the execution of the deed of sale and mortgage dated July 14, 2014.

No sales were made during the second quarter of fiscal year 2015.

In ARS MM	IIQ 2015	IIQ 2014	YoY Var	6M15	6M14	YoY Var
Revenues
Costs	(1.5)	(1.1)	36.4%	(4.2)	(2.9)	43.3%
Gross loss	(1.5)	(1.1)	36.4%	(4.2)	(2.9)	43.3%
Gain from disposal of investment properties	-	-	-	-	-	-
(Loss) / Gain from disposal of farmlands	(0.7)	-	-	15.7	-	-
Profit / (Loss) from operations	(2.6)	(1.4)	85.7%	9.6	(3.7)	-
Segment profit / (Loss)	(2.6)	(1.4)	85.7%	9.6	(3.7)	-

Area under Development (hectares)	Developed in 2013/2014	Projected for 2014/2015
Argentina	2,378	1,636
Brazil	13	7,729
Paraguay (1)	0	2,766
Total	15,378	12,131
(1) Includes the farms of Cresca S.A. at 100%.

3

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2014

►	During the past season we developed more than 15,000 hectares in the region. We expect to develop 12,131 additional hectares during this season.

II)	Agricultural Production

II.a) Crops and Sugarcane

During the first half of this season we had better rainfall levels than in 2014, although in some of our farms, mainly in Argentina, rains have been excessive. To date, planting progress is at 90% in Argentina; 88% in Bolivia; 86% in Brazil; and 93% in Paraguay, and we expect to plant 211,000 hectares in the region. Price-wise, the sector is facing the juncture of large american and brazilian harvests, causing prices to remain very depressed. We expect the 2015 season to end with normal weather conditions and yields that partially offset the drop in commodity prices.

Crops

In ARS MM	IIQ 2015	IIQ 2014	YoY Var	6M15	6M14	YoY Var
Revenues	171.4	47.3	262.5%	501.8	318.4	57.6%
Costs	(489.6)	(288.1)	70.0%	(927.8)	(583.4)	59.0%
Initial Recognition and Changes in the fair value of biological assets and agricultural products at the point of harvest	341.1	246.5	38.4%	508.3	310.1	63.9%
Changes in the net realizable value of agricultural produce after harvest	6.1	(1.2)	-	(16.0)	(9.2)	73.1%
Gross profit	28.9	4.5	547.6%	66.4	35.9	84.9%
General and administrative expenses	(27.6)	(28.3)	(2.6%)	(59.2)	(56.5)	4.7%
Selling expenses	(26.9)	(15.7)	71.9%	(77.4)	(48.0)	61.3%
Other operating income / (loss), net	(20.1)	1.4	-	(15.2)	6.9	-
Loss from operations	(45.8)	(38.2)	19.7%	(85.3)	(61.7)	38.3%
Share of (loss) / profit of associates and joint ventures	(2.0)	2.1	-	(3.0)	2.0	-
Segment Loss	(47.7)	(36.2)	31.9%	(88.3)	(59.7)	47.9%

Sugarcane

In ARS MM	IIQ 2015	IIQ 2014	YoY Var	6M15	6M14	YoY Var
Revenues	51.0	9.4	440.4%	151.2	76.2	98.5%
Costs	(94.4)	(34.9)	170.2%	(245.6)	(142.1)	72.9%
Initial Recognition and Changes in the fair value of biological assets and agricultural products at the point of harvest	35.7	23.5	51.8%	106.0	64.1	65.4%
Changes in the net realizable value of agricultural produce after harvest	-	-	-	-	-	-
Gross profit / (Loss)	(7.7)	(2.0)	287.0%	11.6	(1.8)	-
General and administrative expenses	(12.3)	(11.7)	5.7%	(25.5)	(22.4)	13.7%
Selling expenses	(0.2)	(3.5)	(95.0%)	(4.8)	(3.8)	25.3%
Other operating income, net	0.0	0.0	283.3%	0.1	0.0	933.3%
Loss from operations	(20.2)	(17.2)	17.7%	(18.6)	(28.0)	(33.7%)
Share of (loss) / profit of associates and joint ventures	-	-	-	-	-	-
Segment Loss	(20.2)	(17.2)	17.7%	(18.6)	(28.0)	(33.7%)

4

Operations
	Production			Sales
In Tons	IIQ 2015	IIQ 2014	YoY Var	IIQ 2015	IIQ 2014	YoY Var
Corn	222,550	79,336	180.5%	219,817	149,103	47.4%
Soybean	18,464	14,269	29.4%	90,566	66,885	35.4%
Wheat	15,650	11,875	31.8%	3,314	3,741	(11.4%)
Sorghum	1,335	3,789	(64.8%)	583	3,245	(82.0%)
Sunflower	785	-	-	1,779	5,772	(69.2%)
Other	2,716	1,221	122.4%	653	5,623	(88.4%)
Total Grains and Other Production	261,500	110,490	136.7%	316,712	234,369	35.1%
Sugarcane	673,575	477,235	41.1%	680,359	520,442	30.7%
Total Agricultural Production	935,075	587,725	9.8%	997,071	754,811	32.1%

►
Income from the Grains segment decreased in the first six months of fiscal year 2015 as compared to the same period of 2014 due to lower Other Operating Income and lower holding results caused by a drop in the price of corn recorded throughout the quarter, at the time this crop was harvested and stock volumes were thus higher.

►
The Sugarcane segment decreased its loss during the first six months of 2015 compared to the same period of 2014 by ARS 9.4 million, mainly due to a significant increase in yields forecasted and achieved in Brazil, offset by lower production results in Bolivia as revenues were lower than expected, mainly due to smaller yields.

Area in Operation - Grains (hectares) 1	IIQ 2015	IIQ 2014	YoY Var
Own farms	129,168	131,729	(1.9%)
Leased farms	53,815	59,070	(8.9%)
Farms under concession	17,458	21,546	(19.0%)
Own farms leased to third parties	8,752	8,293	5.5%
Total Area Assigned to Grain Production	211,564	220,638	(4.1%)

The area assigned to the grain segment decreased by 4.1% as compared to the same period of the previous fiscal year, reaching 211,564 hectares.

II.b) Cattle and Dairy Production

During the second quarter of fiscal year 2015 we recorded positive results in our beef cattle and milk business in Argentina, reflecting the combined effect of higher beef production volumes, a slight decrease in milk production, and constrained costs in both products. After their recent upward trend, prices have stabilized during the quarter under review.

Cattle

In ARS MM	IIQ 2015	IIQ 2014	YoY Var	6M15	6M14	YoY Var
Revenues	36.5	33.0	10.8%	98.9	64.4	53.6%
Costs	(61.0)	(45.9)	33.0%	(143.7)	(102.3)	40.6%
Initial Recognition and Changes in the value of biological assets and agricultural products	43.6	16.9	158.5%	72.8	27.7	162.5%
Changes in the net realizable value of agricultural produce	0.0	(0.0)	-	0.0	(0.0)	-
Gross profit / (Loss)	19.2	4.0	380.3%	28.0	(10.1)	-
Profit / (Loss) from operations	7.2	(7.4)	-	2.4	(34.0)	-
Segment Profit / (Loss)	7.2	(7.4)	-	2.4	(34.0)	-

1 Includes surface area under double cropping, all the farms in Argentina, Bolivia and Brazil, and the proportional interest in Paraguay (Joint ventures – 50%) and AgroUranga (Subsidiary – 35.72%).

5

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2014

Beef Cattle (tons)	IIQ 2015	IIQ 2014	YoY Var	6M15	6M14	YoY Var
Beef cattle production	2,889	1,821	58.6%	4,153	3,617	14.8%
Beef cattle sales	2,081	2,948	(29.4%)	6,232	7,173	(13.1%)

►
Revenues from the Beef Cattle segment increased during the first six months of fiscal year 2015 compared to the same period of 2014 by ARS 36.4 million, mainly due to the rise in the price of the main categories of cattle and production results. The variation of production costs was lower than that of revenues.

Area in Operation – Beef Cattle (hectares)	IIQ 2015	IIQ 2014	YoY Var
Own farms	75,132.6	75,489.1	(0.5%)
Leased farms	13,501.0	12,635.0	6.9%
Farms under concession	869.0	-
Own farms leased to third parties	5,078.2	5,581.0	(9.0%)
Total Area Assigned to Beef Cattle Production	94,580.8	93,705.1	0.9%

►	We decreased slightly the area of own farms assigned to beef cattle production. Besides, we have reduced the area of own farms with beef cattle production leased to third parties.

Stock of Cattle Herds	IIQ 2015	IIQ 2014	YoY Var
Breeding stock	54,226	62,449	(13.2%)
Winter grazing stock	12,162	3,311	267.4%
Milk farm stock	6,375	6,765	(5.8%)
Total Stock (heads)	72,763	72,525	0.3%

  6

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2014

Dairy

In ARS MM	IIQ 2015	IIQ 2014	YoY Var	6M15	6M14	YoY Var
Revenues	18.0	12.7	41.8%	35.5	24.5	45.0%
Costs	(31.9)	(24.2)	32.0%	(64.8)	(47.1)	37.6%
Changes in the fair value of biological assets and agricultural produce	21.4	13.6	57.8%	38.6	25.1	54.2%
Gross profit	7.5	2.1	256.9%	9.4	2.5	281.0%
Profit / (Loss) from operations	5.6	0.2	3771.5%	5.6	(1.6)	-
Segment Income / (Loss)	5.6	0.2	2166.3%	5.6	(1.6)	-

Milk Production	IIQ 2015	IIQ 2014	YoY Var	6M15	6M14	YoY Var
Milk Production (thousands of liters)	4,569	5,358	(14.7%)	9,129	10,129	(9.9%)
Milk sales (liters)	4,413	5,249	(15.9%)	8,822	9,860	(10.5%)
Daily average milking cows (heads)	2,236	2,778	(19.5%)	2,222	2,631	(15.5%)
Milk Production / Milking Cow / Day (liters)	22	21	5.9%	22	21	5.9%

►
Revenues from the Milk segment increased by ARS 7 million during the first six months of 2015 compared to the same period of 2014, mainly due to higher holding results and an increase in revenues from sales, motivated by a rise of 49% in the price of milk and 186% in livestock prices.

►
Production volume decreased 10% due to the combination of a smaller number of milking cows and higher liters per cow per day, whereas productivity per milking cow per day increased from 21 to 22 liters.

Area in Operation – Milk (hectares)	IIQ2015	IIQ2014	YoY Var
Own farms	2,864	2,864	0%

►	We perform our milking business in El Tigre farm. There were no changes in the area assigned to milking cows.

III: Other Segments

Under “Other” we report the results from Leases and Agricultural Services, Agro-industrial Activities and our investment in FyO.

Leases and Agricultural Services

In ARS MM	IIQ 2015	IIQ 2014	YoY Var	6M15	6M14	YoY Var
Revenues	12.4	5.0	248.0%	17.2	7.2	140.2%
Costs	(5.2)	(3.4)	53.4%	(10.4)	(6.0)	74.6%
Gross profit	7.2	1.6	350.0%	6.8	1.2	471.3%
Profit / (Loss) from operations	6.5	0.7	828.5%	5.4	(0.7)	-
Segment profit / (loss)	6.5	0.7	828.5%	5.4	(0.7)	-

7

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2014

►
The Leases and Agricultural Services segment increased by ARS 5.8 million, mainly due to seed multiplication services at Cresud, lease of machinery at Brasilagro, a new lease agreement in the Chaparral farm in Brazil, and higher revenues from irrigation services.

Agro-industrial Activities

In ARS MM	IIQ 2015	IIQ 2014	YoY Var	6M15	6M14	YoY Var
Revenues	197.0	126.0	56.4%	412.9	234.0	72.8%
Costs	(177.1)	(114.9)	54.1%	(365.9)	(211.9)	72.6%
Gross profit	19.9	15.1	31.8%	47.0	27.1	73.6%
Profit / (Loss) from operations	(6.3)	(1.6)	306.5%	(4.4)	(4.4)	(0.8%)
Segment Loss	(6.3)	(1.6)	306.5%	(4.4)	(4.4)	(0.8%)

►
The Agro-industrial segment’s gross income rose by Ps, 4.8 million. Carnes Pampeanas accounts for almost all this increase, as there were no feedlot activities during this fiscal year and in the previous one its share had been very small.

FyO

In ARS MM	IIQ 2015	IIQ 2014	YoY Var	6M15	6M14	YoY Var
Revenues	28.5	34.0	(16.2%)	68.3	59.2	15.4%
Costs	(36.4)	(31.2)	16.6%	(66.7)	(51.5)	29.5%
Changes in the fair value of biological assets and agricultural produce	-	-	-	-	-	-
Gross profit	(7.8)	2.8	-	1.6	7.6	(79.7%)
Management fees	-	-	-	-	-	-
Profit / (Loss) from operations	(13.2)	(8.5)	55.3%	(7.7)	(5.7)	35.1%
Segment Loss	(13.3)	(8.5)	55.3%	(7.9)	(5.7)	38.6%

►
There has been a fall in operating income in this segment, mainly due to the variation in income from broker fees and advertising of our subsidiary FyO and higher related administration and selling expenses.

8

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2014

Urban Segment:

Urban Properties and Investments through our subsidiary IRSA (Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of December 31, 2014, our equity interest in IRSA was 65.51% over stock capital (66.07% considering repurchased treasury stock).

IRSA is one of Argentina’s leading real estate companies in terms of total assets. IRSA is engaged, directly or indirectly through subsidiaries and joint businesses, in a range of diversified real estate related activities in Argentina and abroad, including:

►
The acquisition, development and operation of shopping centers and offices, through its interest of 95.79% in IRSA Propiedades Comerciales S.A. (continuing company of Alto Palermo S.A.), one of Argentina’s leading operators of commercial real estate with a controlling interest in 14 shopping centers and 6 office buildings totaling 419,278 sqm of Gross Leaseable Area (324,276 in shopping centers and 95,002 in offices). During next month, we will changing “APSA”’s Ticker in BCBA and Nasdaq for “IRCP”.

►	The acquisition and development of residential properties and the acquisition of undeveloped land reserves for future development or sale.

►	The acquisition and operation of luxury hotels.

►	Selective investments outside Argentina.

►	Financial investments, including IRSA’s current 29.90% equity interest in Banco Hipotecario, which is one of the leading financial institutions in Argentina.

The following information has been extracted from the financial statements of our controlled company IRSA as of December 31, 2014:

	IIQ 15	IIQ 14	YoY Var	6M 15	6M 14	YoY Var
Revenues	930.1	752.5	23.6%	1,720.2	1,374.0	25.2%
Operating Income	951.6	298.0	219.3%	1,591.7	527.1	202.0%
Depreciation and amortization	42.4	58.1	(27.0)%	85.2	113.3	(24.8)%
EBITDA *	1,104.4	356.1	210.1%	1,787.3	640.4	179.1%
Net Income	(88.9)	(61.3)	45.0%	46.9	(26.1)	-%

*Does not include stamp tax expenses incurred in the transfer of assets to our subsidiary IRSA Propiedades Comerciales S.A.

Our stake in IRSA has a high impact on our results, therefore we recommend the reading of detailed information on IRSA provided in its website (www.irsa.com.ar), in the Argentine Securities Commission website (www.cnv.gob.ar) and in the Securities and Exchange Commission website (www.sec.gov).

9

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2014

Financial Indebtedness and Other

As of December 31, 2014 Cresud had a total net indebtedness equivalent to USD 780.3 million. The following table contains a breakdown of Cresud’s indebtedness:

Description	Currency	Amount (1)	Interest Rate	Maturity
Short Term	ARS	18.3	Float	< 30 days
Banco Ciudad Loan	USD	14.5	Libor 180 days + 300 bps; floor: 6%	01/18/2022
Banco de la Pampa Loan	ARS	2.3	Floating [10.5% ; 14.5%]	08/03/2017
Cresud 2015 Series XI Notes	ARS	3.1	Badlar + 375 bps	06/22/2015
Cresud 2015 Series XIII Notes	USD	79.4	1.90%	05/22/2015
Cresud 2018 Series XIV Notes	USD	32.0	1.50%	05/22/2018
Cresud 2015 Series XV Notes	ARS	20.6	Badlar + 399 bps	11/18/2015
Cresud 2018 Series XVI Notes	USD	109.1	1.50%	11/19/2018
Cresud 2016 Series XVII Notes	ARS	20.1	Badlar +250 bps	03/14/2016
Cresud 2019 Series XVIII Notes	USD	33.7	4.00%	09/12/2019
Communication 5319 Loan	ARS	0.9	15.01%	12/05/2015
Futuros y Opciones Communication 5449 Mortgage Loan	ARS	0.1	15.25%	12/28/2016
Bolivia investment loan	BOB	1.0	7.00%	05/25/2017
Bolivia Loan	USD	0.6	10.00%	11/30/2017
Cresud’s Total Debt		335.8
IRSA 2017 Series I Notes	USD	150.0	8.50%	02/02/2017
IRSA 2020 Series II Notes	USD	150.0	11.50%	07/20/2020
Series V Notes	ARS	24.5	Badlar + 395 bps	08/26/2015
Series VI Notes	ARS	1.3	Badlar + 450 bps	02/27/2017
Short Term	ARS	19.0	Floating	< 30 days
HASA 5449 Mortgage Loan	ARS	0.6	15.25%	12/29/2016
Llao Llao Communication 5449 Mortgage Loan	ARS	0.5	15.25%	12/29/2016
Nuevas Fronteras Communication 5600 Mortgage Loan	ARS	0.8	Floating	12/29/2017
IRSA’ Total Debt		345.8
APSA 2017 Series I Notes	USD	120.0	7.88%	05/11/2017
Short Term	ARS	72.7	Floating	< 180 days
Syndicated Loan – Arcos	ARS	6.1	15.01%	11/16/2015
Communication 5319 Loan	ARS	1.5	15.01%	12/12/2015
Syndicated Loan – Neuquén	ARS	8.7	15.25%	06/14/2016
CAPEX Citi Communication 5449 Loan	ARS	0.6	15.25%	12/23/2016
NPSF Communication 5449 Mortgage Loan	ARS	1.2	15.25%	12/29/2016
CAPEX Citi Communication 5600 Loan	ARS	1.2	26.50%	01/02/2018
APSA’s Total Debt		211.9
Brasilagro’s Total Debt		46.3
Cresud’s Consolidated Total Debt		939.8
Consolidated Cash		119.3
Debt Repurchase		40.2
Consolidated Net Debt		780.3

(1) Principal amount in USD (million) at an exchange rate of 8.551 ARS = 6.91 BOB = 2.25 BRL =1 USD, without considering accrued interest or elimination of balances with subsidiaries.
(2) As of December 31, 2014 the Company had repurchased a principal amount of USD 14.4 million.

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Cresud S.A.C.I.F. y A.
Summary as of December 31, 2014

(3) As of December 31, 2014 the Company had repurchased a principal amount of USD 10 million.
(4) As of December 31, 2014 the Company had repurchased a principal amount of USD 1.0 million.
(5) As of December 31, 2014 the Company had repurchased a principal amount of USD 14.8 million.

  11

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2014

Material Events Occurred during the Period and Subsequent Events

Distribution of treasury shares

At the Shareholders’ Meeting held on October 31, 2014 adjourned and resumed on November 14, 2014, the Company resolved to distribute ratably among the shareholders 5,565,479 treasury shares, representing 0.0114% per share and 1.1406% of the outstanding stock capital of 487,928,660, as from December 12, 2014.

Amendment to the Terms and Conditions applicable to the Warrants

Below is a description of the terms that have been amended:
Number of shares to be issued by warrant:
Ratio prior to allocation: 0.3672
Ratio subsequent to allocation (in effect): 0.3714
Exercise price per future share to be issued:
Price prior to allocation: USD1.5247.
Price in effect after allocation: USD1.5075.
The rest of the terms and conditions applicable to the warrants remain unaltered.

Dividends receivable from FyO

Our subsidiary FyO approved the payment of a cash dividend to its shareholders for up to ARS 1.9 million, out of which Cresud is entitled to ARS 1.13 million. This dividend was collected on September 11, 2014.

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Cresud S.A.C.I.F. y A.
Summary as of December 31, 2014

Prospects for the next fiscal year

After a neutral 2014 season in the region, with improved weather conditions in Argentina and Paraguay and greater problems in Brazil and Bolivia, better rainfall levels have been recorded at the start of this season as compared to the beginning of 2014. To date, planting progress is at 88% in the combined countries of the region where we operate. We expect to plant an aggregate of 211,000 hectares and to reach production figures comparable to those recorded in the previous season.  Price-wise, the sector is facing the juncture of large american and brazilian harvests, causing prices to remain very depressed. We expect the 2015 season to end with normal weather conditions and yields that partially offset the drop in commodity prices.

As concerns our beef cattle and milk business in Argentina, we have observed positive results during the second quarter of 2015, reflecting the combined effect of higher livestock production volumes, a slight decrease in the production of milk, and constrained costs in both products, whereas prices stabilized during the quarter under review, after their recent upward trend. In addition, we have continued to roll out our strategy of supplementing agriculture in our own farms with agriculture in leased farms and farms under concession. We maintained the area of leased farms, yet relocating part of our portfolio in better areas. In this way, we will be able to obtain good results from this business if the weather proves to be favorable throughout the 2015 season.

As concerns land transformation and value-adding activities, we will make progress in the development of our farms in Argentina, Paraguay and Brazil, where we plan to transform approximately 12,100 hectares that will be placed into production during this fiscal year and in 2016. We remain watchful of sale opportunities that may arise, by disposing of those farms that have reached their highest degree of appreciation. In addition, we will continue to analyze opportunities in other countries of the region, as we plan to form a regional portfolio with high potential for development and valorization.

Our urban real estate business, through our subsidiary IRSA, records sound revenue levels in all rental properties. We expect to continue leveraging on the good results resulting from our investment in this company during the rest of the fiscal year.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
April 08, 2015
	By:	/S/ Saúl Zang
Saúl Zang
Responsible for the relationship with the markets